  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1996

                                                     REGISTRATION NO. 333-04363
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                              ETEC SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
         NEVADA                      3559                    94-3094580
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
      JURISDICTION                INDUSTRIAL             IDENTIFICATION NO.)
    OF INCORPORATION OR       CLASSIFICATION CODE
       ORGANIZATION)                NUMBER)

                            26460 CORPORATE AVENUE
                               HAYWARD, CA 94545
                                (510) 783-9210
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               STEPHEN E. COOPER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ETEC SYSTEMS, INC.
                            26460 CORPORATE AVENUE
                               HAYWARD, CA 94545
                                (510) 783-9210
     (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                  AREA CODE, OF AGENT FOR SERVICE OF PROCESS)

                                  COPIES TO:
            RICHARD S. GREY                      THOMAS W. KELLERMAN
           DAVID R. LAMARRE                     JACQUELINE E. COWDEN
          ARNOLD E. BROWN II               BROBECK, PHLEGER & HARRISON LLP
     PILLSBURY MADISON & SUTRO LLP              TWO EMBARCADERO PLACE
             P.O. BOX 7880                         2200 GENG ROAD
     SAN FRANCISCO, CA 94120-7880                PALO ALTO, CA 94303

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               ETEC SYSTEMS, INC.

              CROSS-REFERENCE SHEET BETWEEN ITEMS OF FORM S-1 AND
           FORM OF PROSPECTUS PURSUANT TO REGULATION S-K, ITEM 501(B)

 ITEM NO.                                               LOCATION IN PROSPECTUS
 --------                                               ----------------------
  1.      Forepart of the Registration Statement
           and Outside Front Cover Page of
           Prospectus................................ Outside Front Cover Page
  2.      Inside Front and Outside Back
           Cover Pages of Prospectus................. Inside Front and Outside
                                                       Back Cover Pages;
                                                       Available Information
  3.      Summary Information, Risk Factors and
           Ratio of Earnings to Fixed Charges........ Prospectus Summary; The
                                                       Company; Risk Factors
  4.      Use of Proceeds............................ Use of Proceeds
  5.      Determination of Offering Price............ Not Applicable
  6.      Dilution................................... Not Applicable
  7.      Selling Security Holders................... Principal and Selling
                                                       Stockholders
  8.      Plan of Distribution....................... Outside Front Cover Page;
                                                       Underwriting
  9.      Description of Securities to Be Registered. Description of Capital
                                                       Stock
 10.      Interests of Named Experts and Counsel..... Legal Matters
 11.      Information with Respect to the Registrant. Prospectus Summary; Risk
                                                       Factors; The Company;
                                                       Investment by Intel;
                                                       Dividend Policy;
                                                       Capitalization; Selected
                                                       Consolidated Financial
                                                       Data; Management's
                                                       Discussion and Analysis
                                                       of Financial Condition
                                                       and Results of
                                                       Operations; Business;
                                                       Management; Certain
                                                       Transactions; Principal
                                                       and Selling
                                                       Stockholders;
                                                       Description of Capital
                                                       Stock; Shares Eligible
                                                       for Future Sale;
                                                       Experts; Change in
                                                       Accountants;
                                                       Consolidated Financial
                                                       Statements
 12.      Disclosure of Commission Position
           on Indemnification for Securities Act
           Liabilities............................... Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 19, 1996


                         [LOGO OF ETEC APPEARS HERE]

                                4,600,000 SHARES

                                  COMMON STOCK

  Of the 4,600,000 shares of Common Stock offered hereby, 500,000 shares are being issued and sold by Etec Systems, Inc. ("Etec" or the "Company") and 4,100,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. On May 30, 1996 the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $34.50 per share. See "Price Range of Common Stock." The Common Stock trades on the Nasdaq National Market under the symbol "ETEC."

  Concurrently with the closing of this offering, Intel Corporation ("Intel") will purchase $10.0 million of Common Stock directly from the Company at the Price to Public, together with certain warrants. See "Investment by Intel."

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" AT PAGE 7.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                               PRICE TO   DISCOUNTS AND PROCEEDS TO   SELLING
                                PUBLIC     COMMISSIONS  COMPANY(1)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share...................  $            $            $            $
- --------------------------------------------------------------------------------
Total(2)....................  $            $            $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company, estimated at $400,000.
(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 690,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $   , $    and $   , respectively.

                                  -----------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens
& Company"), San Francisco, California, on or about   , 1996.

ROBERTSON, STEPHENS & COMPANY                            NEEDHAM & COMPANY, INC.

                    The date of this Prospectus is    , 1996

                           [GRAPHIC: SEE APPENDIX]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    7
The Company...............................................................   16
Investment by Intel.......................................................   17
Use of Proceeds...........................................................   17
Price Range of Common Stock...............................................   18
Dividend Policy...........................................................   18
Capitalization............................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   34
Management................................................................   54
Certain Transactions......................................................   62
Principal and Selling Stockholders........................................   65
Description of Capital Stock..............................................   68
Shares Eligible for Future Sale...........................................   71
Underwriting..............................................................   73
Legal Matters.............................................................   74
Experts...................................................................   74
Change in Accountants.....................................................   74
Additional Information....................................................   74
Index to Consolidated Financial Statements................................  F-1

                               ----------------

  MEBES(R), CORE(R), Etec(R), the Etec logo, Polyscan and ALTA(R) are trademarks of the Company. This Prospectus also includes trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Etec Systems, Inc. ("Etec" or the "Company") is the world leader in the production of mask pattern generation equipment for the semiconductor industry. Etec designs, develops, manufactures and markets equipment that produces high precision masks, which are used to print circuit patterns onto semiconductor wafers. Etec sells its MEBES electron beam systems and its CORE and ALTA laser beam systems at prices currently ranging from approximately $2.5 million to $7.5 million each and accessories and upgrades at prices currently ranging from approximately $1.5 million to $5.0 million each. The Company also derives significant revenues from service and support of its installed base of systems. The Company believes that over 230 commercial electron beam and laser beam mask pattern generation systems are currently installed outside the former Eastern Bloc, of which over 155 have been produced by Etec.

  The Company believes that advanced masks and mask pattern generation tools are becoming strategically important to the advancement of semiconductor technology. During the second half of the 1980s and the beginning of the 1990s, the maskmaking equipment industry experienced an extended period of slow growth, primarily as a result of several advances in semiconductor production methods that sharply reduced the number of mask units required and the precision requirements for masks. The effects of these advances in production methods have largely run their course, which the Company believes will result in mask demand more closely correlating with semiconductor demand. In addition, as semiconductor devices have become more complex, the semiconductor manufacturing process has become very sensitive to mask errors, requiring more complex masks and, as a result, increasingly sophisticated mask pattern generation tools.

  The Company is the only maskmaking equipment manufacturer currently offering both electron beam and laser beam systems. The Company believes that the different performance and cost characteristics of electron beam and laser beam systems satisfy the broad range of technical requirements and cost sensitivities of its customers. The Company's systems are designed to provide a low cost of ownership through high performance, reliability and ease of maintenance.

  The Company's goal is to maintain its leadership position in pattern generation for the semiconductor market and leverage its expertise to pursue other opportunities in high performance imaging. To maintain technology leadership, the Company intends to continue to work closely with major customers and seek strategic alliances with other semiconductor industry participants to identify the leading-edge requirements for semiconductor maskmaking. In addition, Etec plans to develop or acquire lithography-related products that serve other markets having technology and market links with its business, such as direct imaging and maskmaking for large-area applications. In furtherance of this strategy, the Company acquired substantially all of the assets of Polyscan, Inc. ("Polyscan"), a developer of laser direct imaging systems for large-area pattern generation applications, in February 1996. The Company also intends to continue to emphasize the compatibility of its new systems with its installed systems and to provide superior technical service and support to its customers.

  The Company's customers include merchant maskmakers such as Dai Nippon Printing Co. Ltd., DuPont Photomasks, Inc., Photronics, Inc. and Toppan Printing Company, Ltd., and semiconductor manufacturers with captive mask shops, such as International Business Machines Corporation, Intel Corporation ("Intel"), Samsung Electronics Co., Ltd. and Sony Corporation. Concurrently with the completion of this offering, Intel will purchase $10.0 million of the Company's Common Stock and will receive warrants to purchase additional shares of Common Stock. The Company markets and distributes its products directly into North America,

Japan, South Korea and Europe through its sales offices in California, Japan, South Korea and France. Customers in Southeast Asia, China and India are currently covered by sales representatives with assistance by the Company's sales and marketing staff in California.

                                  THE OFFERING

 Common Stock offered by the Company...............    500,000 shares
 Common Stock offered by the Selling Stockholders..  4,100,000 shares
 Common Stock to be outstanding after the offering. 18,864,892 shares(1)
 Use of proceeds................................... For capital expenditures and for general corporate
                                                    purposes including working
                                                    capital.
 Nasdaq National Market symbol..................... ETEC

- --------
(1) Includes 289,855 shares to be sold to Intel pursuant to a private placement concurrently with the consummation of this offering, based on an assumed offering price of $34.50. See "Investment by Intel." Excludes shares of Common Stock issuable upon exercise of stock options of 1,464,233 as of April 30, 1996 and 376,997 shares issuable upon exercise of warrants. Also excludes warrants to purchase 15% of the number of shares of Common Stock purchased by Intel, to be issued to Intel concurrently with such purchase. See "Capitalization" and Note 5 and Note 9 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                                          PRO
                                                           NINE          FORMA
                                                          MONTHS         NINE
                                                          ENDED         MONTHS
                            YEAR ENDED JULY 31,         APRIL 30,        ENDED
                          ------------------------- ------------------ APRIL 30,
                            1993     1994   1995(1)  1995   1996(2)(3)  1996(4)
                          --------  ------- ------- ------- ---------- ---------
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $ 58,582  $68,710 $82,916 $61,045  $98,035    $98,035
Gross profit............    16,644   25,481  35,297  25,623   43,635     43,635
Write-off of in-process
 technology acquired(5).       --       --      --      --     6,269        --
Income (loss) from
 operations.............    (4,439)   9,576  11,403   9,477   10,402     15,540
Income (loss) before
 income tax provision
 (benefit), minority
 interest and
 extraordinary items....    (9,530)   4,390   7,340   6,011   11,083     16,429
Net income (loss).......   (11,409)   1,612   9,936   4,018   21,846     27,192
Net income (loss) per
 share..................  $  (0.94) $  0.12 $  0.68 $  0.28  $  1.23    $  1.51
Weighted average common
 shares(6)..............    12,168   14,008  14,594  14,594   17,750     17,996

                                                       APRIL 30, 1996
                                            ------------------------------------
                                                                   PRO FORMA AS
                                             ACTUAL  PRO FORMA(7) ADJUSTED(7)(8)
                                            -------- ------------ --------------
BALANCE SHEET DATA:
Cash and investments....................... $ 40,996   $ 50,996      $ 66,983
Working capital............................   74,052     84,052       100,039
Total assets...............................  157,482    168,082       184,069
Long-term debt, less current portion.......    7,625      7,625         7,625
Total stockholders' equity.................   73,377     83,977        99,964

- --------
(1) Net income (loss) reflects the inclusion of an extraordinary gain of $5.4 million recorded as a result of the early extinguishment of $19.7 million of subordinated notes payable and accrued interest. See Note 3 of Notes to Consolidated Financial Statements.
(2) Net income (loss) reflects the inclusion of an extraordinary loss of $300,000 recorded as a result of the early extinguishment of $5.0 million of secured notes payable.
(3) Net income (loss) reflects a $15.4 million tax benefit realized as a result of reversing a portion of the Company's valuation allowance associated with certain deferred tax assets. See Note 6 of Notes to Consolidated Financial Statements.
(4) Pro forma statement of operations data reflects the consolidated results of the Company after giving effect to the acquisition of substantially all of the assets and certain specified liabilities of Polyscan assuming that the acquisition took place on August 1, 1995.
(5) In 1996, the Company wrote off $6.3 million of in-process technology in conjunction with its acquisition of substantially all of the assets and certain specified liabilities of Polyscan. See Note 13 of Notes to Consolidated Financial Statements.
(6) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.
(7) Pro forma balance sheet data reflects the sale of $10.0 million of Common Stock to Intel at an assumed price of $34.50 per share and the issuance of warrants to Intel. See "Investment by Intel."
(8) Reflects the event specified in footnote (7) above, and as adjusted to reflect the sale by the Company of the 500,000 shares of Common Stock being offered hereby after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." See "Capitalization."

  Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company prepares its financial statements on the basis of a 52-53 week fiscal year. For purposes of presentation, fiscal periods are indicated as ending at calendar month- and year-ends. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

CYCLICALITY OF THE MASKMAKING AND SEMICONDUCTOR INDUSTRIES

  The Company's operating results depend on capital expenditures by maskmakers, which in turn depend on the current and anticipated demand for masks, integrated circuits made from masks and products that use such integrated circuits. Although the semiconductor industry has experienced significant growth in recent years, there can be no assurance that such growth will be sustained. The ratio of semiconductor orders to shipments (the "book-to-bill" ratio) for U.S.-based semiconductor manufacturers, as reported by the Semiconductor Industry Association, has declined to less than one in recent periods. Moreover, the overall semiconductor industry has been and is likely to continue to be cyclical with periods of oversupply. A downturn in the demand for semiconductors would likely reduce the demand for masks and could reduce the demand for the Company's maskmaking equipment. The Company's ability to reduce expenses in response to any such downturn is limited by its need for continued investment in research and development and in customer service and support. Previous downturns in capital investment by the maskmaking industry have materially adversely affected the Company's business, financial condition and results of operations in prior periods, and future downturns may have similar material adverse effects. In addition, due to changes in semiconductor manufacturing technology, at times the demand for maskmaking equipment has been depressed while the demand for semiconductor devices remained strong. A downturn in demand for maskmaking equipment would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Industry Background."

FLUCTUATIONS IN OPERATING RESULTS

  The Company derives most of its annual revenues from the sale of a small number of systems and upgrades at prices currently ranging from approximately $2.5 million to $7.5 million each for systems, and from approximately $1.5 million to $5.0 million each for upgrades. As a result, any delay in the recognition of revenue for a single system or upgrade could have a material adverse effect on the Company's results of operations for a given accounting period. For example, a system shipment planned for the fourth quarter of fiscal 1995 was delayed due to the failure to complete factory acceptance tests prior to the end of the quarter, materially affecting fourth quarter results. In addition, some of the Company's sales have been realized near the end of a quarter. Accordingly, a delay in a shipment scheduled to occur near the end of a particular quarter could materially adversely affect the Company's results of operations for that quarter.

  The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company believes that its operating results will continue to fluctuate quarterly and annually due to a variety of factors, including the cyclicality of the maskmaking and semiconductor industries, patterns of capital spending by customers, the timing of significant orders, order cancellations and shipment reschedulings, market acceptance of the Company's products, fluctuations in the grant and funding of development contracts, consolidation of mask shops, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, the mix of systems sold, the relative proportions of product revenues and service revenues, the timing of payments of sales commissions, the availability of components and subassemblies, changes in product development costs, expenses associated with acquisitions and exchange rate fluctuations. In any particular period, average gross margin per system shipped may vary significantly depending on the types of systems shipped, the specific configuration of each shipped system, and potential differences in selling prices among systems ordered at different times. Over the last seven quarters the Company's gross margin has fluctuated from approximately 39% to 47% of revenues. The Company anticipates that its gross margin will continue to fluctuate. The Company's net income and cash flow will also be affected by its ability to apply its net operating loss carryforwards ("NOLs"), which totaled approximately $27.3 million for federal income tax purposes at April 30, 1996, against taxable income in future periods. Under the Tax Reform Act of 1986, the amount of the benefit from NOLs may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. The consummation of this offering will result in a cumulative change in ownership of the Company in excess of 50%, measured over the past three-year period. As a result, based on the Company's market value on May 20, 1996, the Company's utilization of the NOLs cannot exceed $22.0 million per fiscal year commencing with the completion of this offering. This limitation could have an adverse effect on the Company's net income. The Company cannot predict the impact of these and other factors on its financial performance in any future period.

IMPORTANCE OF RECENTLY INTRODUCED PRODUCTS

  The Company's future success depends upon the market's acceptance of new generations of its systems. The Company commenced shipments of its MEBES 4500 electron beam systems in June 1995 and of its ALTA 3000 laser beam systems in June 1994, both of which are targeted at the 0.25- to 0.35-micron generation of semiconductor devices currently in pilot production and under development. The Company has limited experience with the production of the MEBES 4500 and ALTA 3000 systems, having shipped five MEBES 4500 systems, two MEBES 4500 upgrades and seven ALTA 3000 systems to date. Any technical or manufacturing difficulties with these systems (or subsequent generations of the Company's systems) would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the market for the leading-edge applications targeted by the MEBES 4500 and ALTA 3000 systems will develop as quickly or to the degree that the Company currently anticipates.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON PRODUCT DEVELOPMENT

  The semiconductor industry in general, and the maskmaking industry in particular, are characterized by rapid technological change and evolving industry standards. As a result, the Company must continue to enhance its existing products and to develop and manufacture new products and upgrades with improved capabilities. This has required and will continue to require substantial investments in research and development by the Company to advance a number of state-of-the-art technologies. Continuous investments in research and development will also be required to respond to the emergence of new mask technologies, such as optical proximity correction ("OPC") and phase shift mask ("PSM") technologies. The failure to develop, manufacture and market new products, or to enhance existing products, would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of the Company's products or a reduction in the Company's margins as a result of intensified price competition.

  Changes in mask or semiconductor manufacturing processes could also have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates continued changes in semiconductor and pattern generation technologies and processes, which may include the development of product or process technologies that extend the useful lives of previously sold maskmaking tools. For example, the Company's sales were materially adversely affected for several years from the mid-1980s to the early 1990s due to the introduction of "5X" reduction steppers. See "Business--Industry Background." There can be no assurance that the Company will be able to develop, manufacture and sell products that respond adequately to such changes.

  The Company's success in developing and selling new and enhanced products depends upon a variety of factors, including accurate prediction of future customer requirements, introduction of new products on schedule, cost-effective manufacturing and product performance in the field. The Company's new product decisions and development commitments must anticipate the equipment needed to satisfy the requirements for lithography processes three or more years in advance of sales. Any failure to predict accurately customer requirements and to develop new generations of products to meet those requirements would have a sustained material adverse effect on the Company's business, financial condition and results of operations. New product transitions could adversely affect sales of existing systems, and product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements of existing products.

DEPENDENCE ON KEY SUPPLIERS; AVAILABILITY OF CRITICAL COMPONENTS

  The Company does not maintain any long-term supply agreements with any of its suppliers, and the majority of the critical components and subassemblies included in the Company's products are obtained from sole source suppliers or a limited group of suppliers. The manufacture of certain components and subassemblies is very complex and requires long lead times. The Company's systems cannot be produced without certain sole sourced, critical components. Alternative suppliers for many of these components may not be readily available, and no substantial increase in the number of alternative suppliers is anticipated. In addition, the Company intends to rely to an increasing degree on outside suppliers because of their specialized expertise in component fabrication and subsystem assembly. However, some of the Company's suppliers may be unwilling or unable to produce sufficient volumes of key components to keep pace with the demand for the Company's systems and upgrades, or to permit the Company to provide customers with an adequate supply of spare parts.

  The Company's reliance on a limited group of suppliers, and particularly on sole source suppliers, involves several risks, including the potential inability to obtain an adequate supply of components and reduced control over pricing and delivery time. To date, the Company has generally been able to obtain adequate, timely delivery of critical subassemblies and components, although it has experienced occasional delays. Due to occasional shortfalls in supply, the Company has from time to time attempted to develop and manufacture critical parts and subassemblies. In addition, the Company is attempting to modify product designs to avoid the use of currently obsolete electronic components. For example, certain components in the Company's MEBES systems were designed for the MEBES system architecture, which was developed over 20 years ago. In addition, the ALTA data path and portions of the CORE system contain components that have been or are being discontinued due to obsolescence. There can be no assurance that delays or shortages caused by suppliers will not occur in the future or that the Company will be successful in developing critical components internally or in modifying product designs to avoid the use of obsolete components. Any inability to obtain adequate, timely deliveries of subassemblies and components could prevent the Company from meeting scheduled shipment dates, which would damage relationships with current and prospective customers and materially adversely affect the Company's business, financial condition and results of operations. Future shortages of components from these limited sources could also require the Company to expend resources on internal parts development and production, or to alter product designs, which could have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing."

LIMITED MANUFACTURING CAPACITY

  The Company's systems have a large number of components and are highly complex. The Company has experienced delays from time to time in manufacturing and delivering its systems and upgrades and may experience similar delays in the future. Any inability to manufacture and ship systems or upgrades on schedule could adversely affect the Company's relationships with its customers and thereby materially adversely affect the Company's business, financial condition and results of operations. The Company's ability to increase its manufacturing capacity in response to an increase in demand is limited given the complexity of the manufacturing process, the lengthy lead times necessary to obtain critical components and the need for highly skilled personnel. However, manufacturing capacity is not currently limited by facility constraints. The failure of the Company to keep pace with customer demand could lead to extensions of delivery times, which could deter customers from placing additional orders, and could adversely affect product quality. In an effort to keep pace with customer demand and to shorten delivery times, the Company is outsourcing significant subassemblies, is performing vendor certifications, is partnering to reduce lead times on critical components, and is attempting to standardize its bills of materials. Additionally, the Company is attempting to attract additional skilled personnel. There can be no assurance that these efforts will be successful in increasing the Company's manufacturing capacity.

  The Company conducts all of its manufacturing activities at its leased facilities in Hayward, California, Beaverton, Oregon and Tucson, Arizona. The Company's Hayward facility is located in a seismically active area. Although the Company maintains business interruption insurance, a major catastrophe (such as an earthquake or other natural disaster) at the Hayward or Beaverton sites could result in a prolonged interruption of the Company's business. All of the Company's electron beam systems are produced in Hayward, and all of its CORE and ALTA laser beam systems are produced in Beaverton. Neither facility is equipped to produce the type of system produced by the other.

CONCENTRATION OF CUSTOMERS; LIMITED CONCURRENT SELLING OPPORTUNITIES

  Historically, the Company has sold a significant proportion of its systems to a limited number of customers. Sales to the Company's ten largest customers accounted for approximately 76%, 74% and 80% of total revenues in fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively. Sales to the largest customer during those periods accounted for approximately 13%, 14% and 19% of total revenues, respectively. Opportunities for new system sales are episodic, because the number of captive and merchant mask shops worldwide is limited and each mask shop has historically purchased at most one or two pattern generation tools per year. As a particular customer completes a new or expanded facility or production line, sales to that customer may decrease sharply. The failure to replace such sales with sales to other customers in succeeding periods would have a material adverse effect on the Company's business, financial condition and results of operations. The Company expects that sales to relatively few customers will continue to account for a high percentage of the Company's revenues in any accounting period in the foreseeable future. A reduction in orders from any such customer or the cancellation of any significant order could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. See "Business--Customers."

DEPENDENCE ON KEY EMPLOYEES; NEW MANAGEMENT; MANAGEMENT OF GROWTH

  The Company's operating results will depend significantly upon the continued contributions of its officers and key management, engineering, manufacturing, marketing, customer support and sales personnel, many of whom would be difficult to replace. The Company does not have an employment agreement with any of its employees or maintain key person life insurance with respect to any employee. The loss of any key employee could have a material adverse effect on the Company's business, financial condition and results of operations. Employees of the Company are currently required to enter into a confidentiality agreement as a condition of their employment. However, these agreements do not expressly prohibit the employees from competing with the Company after leaving its employ, and certain of its former employees currently provide services or technical support to the Company's customers or for its competitors.

  The Company's operating results will depend in significant part upon its ability to attract and retain other qualified management, engineering, manufacturing, marketing, customer support and sales personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The failure to attract and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain of the Company's senior management, including its Chief Executive Officer, Chief Financial Officer, Vice President, Operations, and Vice President, Human Resources and Administration and the General Manager of the Company's subsidiary, Etec Polyscan, Inc., joined the Company within the past three and one-half years. The Company's ability to compete effectively and to execute its strategies will depend in part upon its ability to integrate these and future new managers into its operations. The Company continues to require additional managerial and technical personnel due to its recent growth, and occasional delays in filling key positions have placed additional burdens on existing personnel. There can be no assurance that the Company will be successful in attracting and retaining qualified managerial and technical personnel sufficient to meet its requirements. See "Business--Employees" and "Management."

  The recent growth in the Company's sales and expansion of its operations has placed a considerable strain on its management, financial, manufacturing and other resources and has required the Company to implement and improve a variety of operating, financial and other systems, procedures and controls. There can be no assurance that any existing or new systems, procedures or controls will be adequate to support the Company's operations or that its systems, procedures and controls will be designed, implemented or improved in a cost-effective and timely manner. Any failure to implement, improve and expand such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITIONS

  The Company's business strategy includes expanding its product lines and markets through internal product development or acquisitions. See "Business-- Strategy." Any acquisition may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, potential reductions in income due to losses incurred by the acquired business, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's financial condition and results of operations. For example, in the third quarter of fiscal 1996, the Company wrote off $6.3 million of in-process technology relating to the acquisition of substantially all of the assets of Polyscan described below. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees. To date, the Company has had limited experience in integrating businesses operating in markets other than semiconductor maskmaking equipment.

  In February 1996, Etec Polyscan, Inc., a wholly-owned subsidiary of the Company ("Etec Polyscan"), acquired substantially all of the assets and assumed certain liabilities of Polyscan, a development-stage company based in Tucson, Arizona that designs and develops laser direct imaging systems for printed circuit board and multi-chip module applications, for 350,000 shares of the Company's Common Stock. Etec Polyscan has not yet sold a product and has had net operating losses since its inception. The Company expects that Etec Polyscan will continue to have net operating losses for the foreseeable future. The Company has never operated in the market segments targeted by Etec Polyscan. The Company's failure to integrate Etec Polyscan's technology into the Company's product development strategy, or Etec Polyscan's inability to complete its obligations under development contracts and to manufacture and market its products, may have a material adverse effect on the Company's business. There can be no assurance that the Company will be able to integrate Etec Polyscan into its current business operations or will be able to integrate Etec Polyscan's technology into the Company's product development strategy or to market and sell Etec Polyscan's products successfully, or that the Etec Polyscan business will ever become profitable. There can be no assurance of the effect of any future acquisition on the Company's business or operating results.

COMPETITION

  The maskmaking equipment industry is highly competitive. The Company currently experiences competition worldwide from a number of foreign and domestic manufacturers, including Hitachi, Ltd. ("Hitachi") and Japan Electron Optical Laboratory ("JEOL"). Most of the Company's competitors have substantially greater financial resources than the Company and extensive engineering, manufacturing, marketing and customer service and support capabilities. Some competitors have entered into strategic relationships or alliances with leading semiconductor manufacturers. In particular, the Company believes that Japanese competitors such as Hitachi and JEOL have longstanding collaborative relationships with Japanese and other Asian semiconductor manufacturers. In the past year, several industry consortia have been formed in Japan to promote the development of maskmaking and direct write technology. Because of the significant investment required to install and integrate maskmaking equipment, the Company also believes that many customers rely upon a single maskmaking equipment vendor for multiple generations of equipment, making it difficult to achieve significant sales to a particular customer once a competitor's system has been selected.

  The Company's competitors can be expected to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price and performance characteristics. Product introductions and enhancements by the Company's present or future competitors could cause a significant decline in sales or loss of market acceptance of the Company's systems, intensify price competition or otherwise make the Company's systems or technology obsolete or noncompetitive. In addition to competition from companies employing lithography technologies currently in volume production, the Company believes that it may face competition from companies employing new technologies, such as the cell projection technology that is currently under development. In addition, the Company's MEBES, CORE and ALTA systems all use a raster scanning writing method. Currently, despite the throughput advantage of vector scanning for some types of integrated circuit designs, the Company believes that raster scanning has a competitive advantage over vector scanning due to its greater accuracy. If changes in integrated circuit manufacturing or in customer requirements were to make vector scanning systems more attractive, the Company's raster scanning products could be subjected to more intense competition from vector scanning systems. There can be no assurance that competitive pressures will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business-- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

  Sales to customers in countries other than the United States accounted for 43%, 44% and 59% of revenues in fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively, with an additional 10%, 16% and 18% of revenues, respectively, attributable to sales in the United States for shipment abroad. In particular, sales of systems delivered in Japan accounted for 16%, 14% and 42% of revenues in fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively. The Company anticipates that international sales will continue to account for a significant portion of revenues for the foreseeable future. Sales and operations outside of the United States are subject to certain inherent risks, including fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, although the Company's international sales are primarily denominated in U.S. dollars, currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations, by rendering the Company less price-competitive than foreign manufacturers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Customers" and "Business--Sales and Marketing."

LENGTHY SALES CYCLE

  Installing and integrating maskmaking equipment requires a substantial investment by a customer. In addition, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before reaching a sufficient level of confidence in the system's performance characteristics and compatibility with the customer's target applications. Accordingly, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management time and effort with no assurance that a sale will result. See "Business--Sales and Marketing."

FUTURE CAPITAL NEEDS

  The development, manufacture and marketing of pattern generation systems are highly capital intensive. The Company has budgeted a total of approximately $19.0 million for the purchase of testing equipment, the upgrading of manufacturing facilities and improvements to management information systems in fiscal 1996, of which $7.9 million had been expended as of April 30, 1996. The Company has also budgeted in excess of $20.0 million for capital expenditures in fiscal 1997. The Company expects that the proceeds of this offering and the concurrent sale of Common Stock to Intel, together with anticipated cash flow from operations and existing cash balances, will satisfy its cash requirements for at least the next twelve months. To the extent that such cash resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. If additional capital is raised through the sale of additional equity or convertible debt securities, dilution to the Company's stockholders could occur. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REDUCED COOPERATIVE DEVELOPMENT FUNDING

  The Company's research and development efforts have historically received significant funding from governmental and quasi-governmental agencies, such as the Advanced Research Projects Agency ("ARPA") and SEMATECH, Inc. ("SEMATECH"), a consortium of U.S. semiconductor manufacturers, and from the private sector. Aggregate funding from all such sources amounted to approximately $16.1 million in fiscal 1994, approximately $7.3 million in fiscal 1995 and approximately $725,000 in the first nine months of fiscal 1996. Governmental funding of the Company's development activities has declined precipitously in recent periods, and the Company and SEMATECH recently ended their most recent cooperative development agreement. Future funding from governmental, quasi-governmental and private sources is uncertain, and there can be no assurance that any such funding will be available to the Company. Accordingly, the Company anticipates that its net research and development expenditures will continue to increase over at least the next two years. See "Business--Product Development."

PATENTS AND OTHER INTELLECTUAL PROPERTY

  The Company currently holds 44 United States patents expiring on various dates from 1999 through 2012, and holds corresponding patents and applications in several foreign countries for most of such patents. The Company also has five pending U.S. patent applications and over 40 pending foreign patent applications. There can be no assurance that any of the Company's patent applications will be allowed or that any of the allowed applications will be issued as patents. Certain important aspects of the Company's systems depend upon licenses granted by third parties. In particular, the basic technological architecture for MEBES, the Company's family of electron beam systems, was licensed to the Company by AT&T. This license is non-exclusive, and similar licenses could be granted to potential competitors. Although the Company believes that significant development efforts would be necessary to generate a commercial production tool from the basic technology covered by this license, there can be no assurance that competitors will not be able to utilize this technology to develop products that could reduce the Company's sales of MEBES systems, accessories and upgrades. In addition, certain rights relating to laser beam technology have been licensed on a non-exclusive basis from Patlex Corporation. The Company's electron beam and laser beam systems also incorporate software and hardware licensed from other third parties. If the Company's licenses were invalidated or terminated, or if their scope became subject to dispute, the Company's business could be adversely affected. The Company also relies on trade secrets and proprietary technology that it seeks to protect through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets or proprietary technology will not otherwise become known to or independently developed by others. Overall, while the Company intends to protect its intellectual property rights vigorously, there can be no assurance that any patents or other rights held by or licensed to the Company will not be challenged, invalidated or circumvented, or that protracted and costly litigation will not be necessary to enforce the Company's patents and other intellectual property rights.

  Semiconductor-related industries have experienced substantial litigation regarding patent and other intellectual property rights. As is typical in the industry, the Company has from time to time received, and may in the future receive, communications from third parties alleging infringements of patents and other intellectual property rights. No assurance can be given that additional infringement claims by third parties will not be asserted. In the future, protracted litigation may be necessary to defend the Company against alleged infringement of others' rights. Any such litigation, even if ultimately successful in defense of the Company, could result in substantial cost and diversion of time and effort by management, which by itself could have a material adverse effect on the Company's business, financial condition and results of operations. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities (including treble damages under certain circumstances), require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its systems, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Patents and Other Proprietary Rights."

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained or is in the process of obtaining all material environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

  In 1990, several monitoring wells were installed on the site of the Company's headquarters in Hayward, California to monitor levels of Freon 113, Dichloroethene (1, 1--DCE), Trichloroethene and Chloroform in groundwater under the site. On June 1, 1995, an environmental consulting firm recommended to the California Regional Water Quality Board (the "Water Quality Board") that groundwater monitoring at the site be discontinued, and on July 19, 1995 the Water Quality Board agreed in writing with this recommendation. However, there can be no assurance that the Water Quality Board or any other governmental agency will not require additional monitoring or remediation at the Hayward site in the future. The Perkin-Elmer Corporation ("Perkin-Elmer"), the former owner of the property, has agreed to indemnify the Company, subject to a 50% copayment by the Company of the first $600,000 of indemnifiable costs, in the event that any toxic substances which were present and identified at the time of the Company's acquisition of the property in 1990 require remediation. The Company is obligated to indemnify the current owner of the Hayward property, which is leased by the Company, in the event that soil or groundwater remediation at the site becomes necessary.

HEALTH AND SAFETY REGULATIONS AND STANDARDS

  The Company's products and worldwide operations are subject to numerous governmental regulations designed to protect the health and safety of operators of manufacturing equipment. In particular, recent European Union ("EU") regulations relating to electromagnetic fields, electrical power and human exposure to laser radiation require Certificate Europa ("CE") mark certification for shipments of laser beam and electron beam products into the EU. Prior EU regulations in this area have required the Company to modify its systems for shipment to Europe. The Company's systems currently do not comply with the additional EU regulations which became effective in January 1996, and further EU regulations in this area are scheduled to become effective in January 1997. The Company is currently pursuing product design activities to obtain CE mark certification for its CORE and ALTA laser beam systems and for its next generation of MEBES products, but no such activities are planned with respect to the MEBES 4500. No assurance can be given that the Company will obtain such certification. If the Company is unable to comply with these EU regulations, the Company may be barred from selling its products directly or through its customers to member countries of the EU. A disruption in or loss of sales to the Company's European customers could adversely affect the Company's customer relationships and results of operations. In addition, numerous domestic semiconductor manufacturers and independent mask shops, including certain of the Company's customers, have subscribed to voluntary health and safety standards and decline to purchase equipment not meeting such standards. The Company believes that its products currently comply with all material governmental health and safety regulations, except for the EU regulations described above, and with the voluntary industry standards currently in effect. In part because the future scope of these and other regulations and standards cannot be predicted, there can be no assurance that the Company will be able to comply with any future regulation or industry standard. Noncompliance could result in governmental restrictions on sales or reductions in customer acceptance of the Company's products. Compliance may also require significant product modifications, potentially resulting in increased costs and impaired product performance.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial numbers of shares of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. In addition to the 4,600,000 shares to be sold in this offering and the 4,830,000 shares sold in the Company's initial public offering, approximately 143,850 shares are eligible for immediate sale in the public market. Commencing July 20, 1996, 60 days after the effective date of the Registration Statement of which this Prospectus is a part and January 20, 1997, upon the expiration of lock-up agreements with the Company and the underwriters, approximately 22,448, 48,347 and 6,613,820 additional shares, respectively, will be eligible for immediate sale in the public market pursuant to Rule 144 or Rule 701, subject in some cases to compliance with certain volume limitations under Rule 144. Holders of an aggregate of approximately 9,209,242 shares of Common Stock and warrants to purchase 212,418 shares of Common Stock have rights under certain circumstances to request that the Company register their shares for future sale. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

VOLATILITY OF STOCK PRICE

  Since the Company's initial public offering in October 1995, the price of the Company's Common Stock has fluctuated widely, with sales prices on the Nasdaq National Market ranging from $7.75 to $39.00. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's operating results, failure to meet securities analysts' expectations, general conditions in the maskmaking and semiconductor industries and the worldwide economy, announcements of technological innovations, new systems or product enhancements by the Company or its competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with customers and suppliers could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock.

FACTORS AFFECTING A CHANGE IN CONTROL

  The Company's five largest institutional investors will, in the aggregate, own beneficially approximately 29.3% of the Company's outstanding shares of Common Stock after this offering (assuming that the concurrent purchase of shares by Intel occurs at a price of $34.50, the closing price of the Common Stock on May 30, 1996). As a result, these stockholders, acting together, may be able to exert significant influence over the election of directors and other corporate actions requiring stockholder approval. The Company's charter provides for authorized but unissued preferred stock, the terms of which may be fixed by the Board of Directors. In addition, certain provisions of Nevada law will prohibit certain significant stockholders from entering into a business combination with the Company unless certain conditions are met. These charter and statutory provisions could have the effect of delaying, deferring or preventing a change of control of the Company. See "Description of Capital Stock."

                                  THE COMPANY

  Etec Systems, Inc. ("Etec" or the "Company") is the world leader in the production of mask pattern generation equipment for the semiconductor industry. Etec designs, develops, manufactures and markets equipment that produces high precision masks, which are used to print circuit patterns onto semiconductor wafers. Etec sells its MEBES electron beam systems and its CORE and ALTA laser beam systems at prices currently ranging from approximately $2.5 million to $7.5 million each and accessories and upgrades at prices currently ranging from approximately $1.5 million to $5.0 million each. The Company also derives significant revenues from service and support of its installed base of systems. The Company believes that over 230 commercial electron beam and laser beam mask pattern generation systems are currently installed outside the former Eastern Bloc, of which over 155 have been produced by Etec. The Company's customers include merchant semiconductor mask manufacturers and semiconductor manufacturers with captive mask manufacturing operations.

  The Company's business commenced in 1970 and was sold to The Perkin-Elmer Corporation ("Perkin-Elmer") in 1979, at which point it became Perkin-Elmer's Electron Beam Technology Division ("EBT"). The Company was incorporated in Nevada on May 10, 1989 by the management of EBT to acquire the majority of the assets and certain of the liabilities of EBT from Perkin-Elmer in 1990 (the "LBO"). The purchase price consisted of cash, subordinated notes, and preferred stock, all of which has been converted into Common Stock. See "Certain Transactions." In November 1991, the Company acquired approximately 98% of the outstanding capital stock of ATEQ Corporation ("ATEQ"), a supplier of laser beam maskmaking systems. In August 1995, ATEQ was merged into Etec.

  During fiscal 1995, the Company undertook a recapitalization involving the sale and leaseback of its facility in Hayward, California for proceeds of approximately $11.8 million, the repayment of $6.0 million in respect of senior notes, the conversion of $19.7 million in senior subordinated debt into preferred stock and convertible debt and accrued interest, and the acquisition of the 18% minority equity interest in the Company's subsidiary, Etec Systems Japan Ltd. ("Etec Japan"), for 75,753 shares of Series E Cumulative, Participating, Convertible Preferred Stock ("Series E Preferred Stock"). All such preferred stock was converted into Common Stock upon the consummation of the Company's initial public offering in October 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In February 1996, the Company acquired substantially all of the assets and certain specified liabilities of Polyscan, a development-stage company that designs and develops laser direct imaging systems for large-area pattern generation applications.

  The Company's principal offices are located at 26460 Corporate Avenue, Hayward, California 94545, and its telephone number is (510) 783-9210. Unless the context otherwise requires, references herein to "Etec" and the "Company" refer to Etec Systems, Inc., its consolidated subsidiaries and its predecessor, EBT.

                              INVESTMENT BY INTEL

  Intel Corporation ("Intel") has agreed to purchase $10.0 million of Common Stock directly from the Company. This purchase will occur concurrently with the consummation of this offering at the Price to Public set forth on the cover page of this Prospectus (289,855 shares, assuming an offering price equal to the closing price of the Common Stock on the Nasdaq National Market on May 30, 1996) or, should the offering not be completed, at the average closing price of the Company's Common Stock for the 15 trading days preceding the date of the agreement. Intel will also receive warrants to purchase additional shares of Common Stock equal in number to 15% of the shares purchased. These warrants will be exercisable only if Intel's purchases of products and services from the Company over the succeeding four years exceed certain thresholds, or upon the occurrence of certain other conditions. The Company will also grant Intel certain registration rights with respect to its shares. See "Description of Capital Stock." Intel will agree not to sell any of the purchased shares for two years following such purchase, other than in a private transaction to a purchaser that assumes this obligation, and will agree not to purchase additional shares of Common Stock or securities convertible into Common Stock if it would own 20% or more of the Company's Common Stock on a fully diluted basis after such purchase.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 500,000 shares of Common Stock being offered by the Company are estimated to be approximately $16.0 million ($38.6 million if the Underwriters' over-allotment option is exercised in full) at an assumed public offering price of $34.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company will receive an additional $10.0 million from Intel upon the sale of Common Stock to Intel concurrently with the completion of this offering. See "Investment by Intel." The Company anticipates using a portion of the net proceeds of this offering and the concurrent Intel investment for capital expenditures, including the purchase of testing equipment, upgrading manufacturing facilities and improvements to the Company's management information systems, and for general corporate purposes, including working capital and the funding of research and development efforts. The Company may also use a portion of the net proceeds of this offering and the Intel investment to acquire businesses, technology or products that complement its business, although it currently has no commitments or agreements with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest-bearing securities.

  The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "ETEC" since October 24, 1995. The following table sets forth the range of quarterly high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market.

      FISCAL 1996                                                  HIGH   LOW
      -----------                                                 ------ ------
      First Quarter (from October 24, 1995)...................... $11.00 $10.00
      Second Quarter.............................................  13.75   8.00
      Third Quarter..............................................  24.75  10.75
      Fourth Quarter (through May 30, 1996)......................  37.00  21.75

  On May 30, 1996, the closing price for the Company's Common Stock as reported on the Nasdaq National Market was $34.50. As of April 30, 1996, there were approximately 330 holders of record of the Company's outstanding Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business. Currently, the Company and its subsidiaries are prohibited from paying dividends under the terms of its $30.0 million financing facility. In addition, the lease of the Company's Hayward, California property restricts the Company from paying cash dividends under certain conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) as of April 30, 1996; and (ii) on a pro forma basis, assuming that the sale of $10.0 million of Common Stock to Intel had occurred as of such date at an assumed price of $34.50 per share, and as adjusted to reflect the sale by the Company of the 500,000 shares of Common Stock being offered by the Company after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

                                                        APRIL 30, 1996
                                                     ---------------------
                                                                PRO FORMA
                                                      ACTUAL   AS ADJUSTED
                                                     --------  -----------
                                                        (IN THOUSANDS)
Current maturities of long-term debt(1)............. $  1,336   $  1,336
                                                     ========   ========
Long-term debt, less current portion(1)............. $  7,625   $  7,625
                                                     --------   --------
Stockholders' equity:
  Preferred Stock, par value $0.01 per share;
   10,000,000 shares authorized; no shares issued
   and outstanding..................................      --         --
  Common Stock, par value $0.01 per share;
   30,000,000 shares authorized; 18,075,037 shares
   issued and outstanding, actual; 18,864,892 shares
   issued and outstanding, pro forma(2)...............    181        189
  Warrants..........................................      496      1,096
  Additional paid-in capital........................  123,176    149,155
  Notes receivable from stockholders................      (47)       (47)
Cumulative translation adjustment...................       70         70
Accumulated deficit.................................  (50,499)   (50,499)
                                                     --------   --------
    Total stockholders' equity......................   73,377     99,964
                                                     --------   --------
      Total capitalization.......................... $ 81,002   $107,589
                                                     ========   ========

- --------
(1) See Note 3 of Notes to Consolidated Financial Statements for a description of the Company's notes payable.
(2) Excludes 1,232,259 shares of Common Stock reserved for issuance and available for grant or sale under the Company's 1990 Executive Stock Plan, 1990 Employee Stock Option Plan, 1994 Employee Stock Option Plan, 1995 Omnibus Incentive Plan, 1995 Employee Stock Purchase Plan and 1995 Directors' Stock Option Plan and certain nonstatutory stock option agreements, under which there were options outstanding to purchase an aggregate of 1,464,233 shares of Common Stock at a weighted average exercise price of $3.25 per share as of April 30, 1996. See "Management-- Stock Option Plans" and Note 9 of Notes to Consolidated Financial Statements. Also excludes warrants to purchase 376,997 shares of Common Stock outstanding at April 30, 1996 and warrants to purchase shares of Common Stock to be issued to Intel concurrently with the completion of this offering. See "Description of Capital Stock" and Notes 5 and 9 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of and for each of the years in the three-year period ended July 31, 1995 are derived from financial statements of the Company included herein that have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data for the fiscal years ended July 31, 1991 and 1992 and the nine months ended April 30, 1995 are derived from financial statements not included herein. The selected consolidated financial data as of and for the nine months ended April 30, 1996 are derived from the financial statements of the Company included herein and are unaudited. In the opinion of management, such unaudited data reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial data for such period. The results of operations for the nine months ended April 30, 1996 are not necessarily indicative of results that may be expected for the full year. The pro forma results of operations for the nine months ended April 30, 1996 and balance sheet data as of April 30, 1996 reflect the transactions described in footnotes 5 and 8 below, respectively. Such pro forma results are not necessarily indicative of results of operations that would have been attained had these transactions actually occurred on the dates indicated or of future operating results. The data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                      PRO
                                                                                      NINE           FORMA
                                                                                    MONTHS           NINE
                                                                                     ENDED          MONTHS
                                       YEAR ENDED JULY 31,                         APRIL 30,         ENDED
                          --------------------------------------------------  -------------------- APRIL 30,
                            1991     1992(1)     1993       1994    1995(2)     1995    1996(3)(4)  1996(5)
                          --------  ---------  ---------  --------  --------  --------  ---------- ---------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Products...............  $ 21,938  $  41,819  $  31,650  $ 40,731  $ 51,395  $ 38,143   $ 73,983  $ 73,983
 Services...............    24,442     26,769     26,932    27,979    31,521    22,902     24,052    24,052
                          --------  ---------  ---------  --------  --------  --------   --------  --------
                            46,380     68,588     58,582    68,710    82,916    61,045     98,035    98,035
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Cost of revenue:
 Cost of products.......    13,473     32,682     25,450    25,559    27,015    20,756     37,606    37,606
 Cost of services.......    15,779     17,655     16,488    17,670    20,604    14,666     16,794    16,794
                          --------  ---------  ---------  --------  --------  --------   --------  --------
                            29,252     50,337     41,938    43,229    47,619    35,422     54,400    54,400
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Gross profit............    17,128     18,251     16,644    25,481    35,297    25,623     43,635    43,635
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Operating expenses:
 Research, development
  and engineering.......     3,208      9,472     11,034     5,102    10,497     6,952     11,991    12,598
 Write-off of in-process
  technology
  acquired(6)...........       --      10,600        --        --        --        --       6,269       --
 Selling, general and
  administrative........    11,139     25,331     10,049    10,803    13,397     9,194     14,973    15,497
                          --------  ---------  ---------  --------  --------  --------   --------  --------
                            14,347     45,403     21,083    15,905    23,894    16,146     33,233    28,095
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Income (loss) from
 operations.............     2,781    (27,152)    (4,439)    9,576    11,403     9,477     10,402    15,540
Interest expense........    (3,093)    (5,277)    (5,880)   (5,115)   (4,238)   (3,369)    (1,462)   (1,462)
Other income (expense),
 net....................       --        (795)       789       (71)      175       (97)     2,143     2,351
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Income (loss) before
 income tax provision
 (benefit), minority
 interest and
 extraordinary items....      (312)   (33,224)    (9,530)    4,390     7,340     6,011     11,083    16,429
Income tax provision
 (benefit)..............     2,081      1,296      1,500     2,316     2,289     1,600    (11,063)  (11,063)
Minority interest in
 earnings of subsidiary.       --         321        379       462       527       393        --        --
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Income (loss) before
 extraordinary items....    (2,393)   (34,841)   (11,409)    1,612     4,524     4,018     22,146    27,492
Extraordinary gain
 (loss) on early
 extinguishment of debt.       --         --         --        --      5,412       --        (300)     (300)
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Net income (loss).......    (2,393)   (34,841)   (11,409)    1,612     9,936     4,018     21,846    27,192
Accretion of mandatorily
 redeemable convertible
 preferred stock........     2,143      2,541      2,740     2,946     3,092     2,319      1,078     1,078
                          --------  ---------  ---------  --------  --------  --------   --------  --------
Net income (loss)
 attributable to Common
 Stockholders...........  $ (4,536) $ (37,382) $ (14,149) $ (1,334) $  6,844  $  1,699   $ 20,768  $ 26,114
                          ========  =========  =========  ========  ========  ========   ========  ========
Per share data:
 Income (loss) before
  extraordinary items...  $  (0.23) $   (2.86) $   (0.94) $   0.12  $   0.31  $   0.28   $   1.25  $   1.53
 Extraordinary items....       --         --         --        --       0.37       --       (0.02)    (0.02)
                          --------  ---------  ---------  --------  --------  --------   --------  --------
 Net income (loss)......  $  (0.23) $   (2.86) $   (0.94) $   0.12  $   0.68  $   0.28   $   1.23  $   1.51
                          ========  =========  =========  ========  ========  ========   ========  ========
Weighted average common
 shares(7)..............    10,428     12,167     12,168    14,008    14,594    14,594     17,750    17,996
                          ========  =========  =========  ========  ========  ========   ========  ========

                                         JULY 31,                                   PRO FORMA
                         ---------------------------------------------  APRIL 30,  APRIL 30,
                           1991     1992     1993     1994      1995      1996      1996(8)
                         --------  -------  -------  -------  --------  ---------  ----------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and investments.... $ 13,403  $ 1,919  $ 7,234  $ 6,571  $ 23,638  $ 40,996    $ 50,996
Working capital.........   36,252   18,764    9,942    6,184    23,215    74,052      84,052
Total assets............   80,322   76,793   66,151   62,782    85,984   157,482     168,082
Long-term debt, less
 current portion........   30,057   49,377   46,573   31,251    16,866     7,625       7,625
Minority interest.......    4,891    5,632    7,093    7,711       --        --          --
Mandatorily redeemable
 convertible preferred
 stock..................   29,036   41,577   44,317   54,362    76,397       --          --
Accumulated deficit.....  (25,246) (62,628) (76,777) (78,111)  (71,267)  (50,499)    (50,499)
Total stockholders' eq-
 uity (deficit).........  (19,058) (61,700) (75,575) (76,341)  (67,415)   73,377      83,977

- --------
(1) In 1992, the Company wrote off $10.6 million of in-process technology in conjunction with its purchase of ATEQ and recorded a $10.2 million charge related to the write-off of certain inventory and assets.
(2) Net income (loss) reflects the inclusion of an extraordinary gain of $5.4 million recorded as a result of the early extinguishment of $19.7 million of subordinated notes payable and accrued interest. See Note 3 of Notes to Consolidated Financial Statements.
(3) Net income (loss) reflects the inclusion of an extraordinary loss of $300,000 recorded as a result of the early extinguishment of $5.0 million of secured notes payable.
(4) Net income (loss) reflects a $15.4 million tax benefit realized as a result of reversing a portion of the Company's valuation allowance associated with certain deferred tax assets. See Note 6 of Notes to Consolidated Financial Statements.
(5) Pro forma statement of operations data reflects the consolidated results of the Company after giving effect to the acquisition of substantially all of the assets and certain specified liabilities of Polyscan, assuming that the acquisition took place on August 1, 1995.
(6) In 1996, the Company wrote off $6.3 million of in-process technology in conjunction with its acquisition of substantially all of the assets and certain specified liabilities of Polyscan. See Note 13 of Notes to Consolidated Financial Statements.
(7) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.
(8) Pro forma balance sheet data reflects the sale of $10.0 million of Common Stock to Intel at an assumed price of $34.50 per share and the issuance of warrants to Intel. See "Investment by Intel."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

  Etec designs, develops, manufactures, markets and services electron beam and laser beam mask pattern generation equipment for the semiconductor industry. Etec was incorporated in 1989 to effect a leveraged buyout (the "LBO") in 1990 of the former Electron Beam Technology Division of Perkin-Elmer, which was itself the continuation of a business commenced in 1970. In November 1991, the Company purchased ATEQ, a supplier of laser beam maskmaking systems. In February 1996, the Company acquired substantially all of the assets and certain specified liabilities of Polyscan, a developer of laser direct imaging systems for large-area pattern generation applications. See "The Company."

  From the LBO through fiscal 1993, the Company incurred net losses primarily due to the depressed demand for maskmaking equipment, substantial interest expense relating to the debt incurred in the LBO, costs incurred to develop new technology and high overhead costs. During calendar 1993, the Company hired its current Chief Executive Officer and other members of senior management.

  Beginning in fiscal 1994, Etec's new management team focused on reducing overhead, achieving manufacturing efficiencies and improving the Company's operating and capital structure, while continuing to develop and market its electron beam and laser beam systems. Through management's efforts, the Company improved its margins and restructured its capitalization, thereby reducing debt and interest expense. Revenues increased in fiscal 1994, fiscal 1995 and the nine months ended April 30, 1996, reflecting an upturn in the maskmaking industry and the Company's introduction of new products.

  The Company completed its initial public offering ("IPO") in October 1995. The Company's sale of 3,841,667 shares in the IPO raised approximately $35.7 million before offering expenses. In connection with the IPO, in November 1995, the underwriters exercised their option to purchase an additional 630,000 shares from the Company. Net proceeds in connection with this exercise amounted to approximately $5.9 million.

  The Company derives most of its annual revenues from the sale of a small number of systems and upgrades at prices currently ranging from approximately $2.5 million to $7.5 million each for systems and from approximately $1.5 million to $5.0 million each for upgrades. As a result, any delay in the recognition of revenue for a single system or upgrade could have a material adverse effect on the Company's results of operations for a given accounting period. For example, a system shipment planned for the fourth quarter of fiscal 1995 was delayed due to the failure to complete factory acceptance tests prior to the end of the quarter. The revenue from that sale was not recognized in the fourth quarter of fiscal 1995 and was delayed until completion of factory acceptance tests, which occurred during the first quarter of fiscal 1996. See "Risk Factors--Fluctuations in Operating Results." The Company generally recognizes product revenue upon shipment. A provision for installation and estimated future warranty costs is recorded at the time revenue is recognized. Revenue associated with upgrading machines is generally recognized upon customer final acceptance. Systems typically carry a one-year warranty. The Company's service contracts typically have a stated duration of one year, subject to renewal at the customer's option. Service revenue is deferred and recognized on a straight-line basis over the service period of the related contract.

  Sales to customers in countries other than the United States accounted for 59%, 44%, 43%, and 46% of total revenues in the nine months ended April 30, 1996, fiscal 1995, fiscal 1994 and fiscal 1993, respectively, with an additional 18%, 16%, 10%, and 13% of total revenues, respectively, attributable to sales in the United States for shipment abroad. The Company's international sales are primarily denominated in U.S. dollars. To date, transactions conducted in currencies other than U.S. dollars, and net monetary assets and liabilities denominated in currencies other than U.S. dollars, have not presented significant currency exchange exposure. Accordingly, the Company has not entered into hedging transactions. The Company plans to actively monitor its foreign exchange exposure and to take appropriate action to reduce its foreign exchange risk, if such risk becomes significant.

  The following table sets forth certain consolidated statement of operations data as a percentage of total revenue for the periods indicated, and on a pro forma basis for the nine months ended April 30, 1996 giving effect to the Polyscan acquisition as if it had occurred on August 1, 1995 as described below:

                                                                               PRO
                                                                              FORMA
                                                            NINE MONTHS       NINE
                                                               ENDED         MONTHS
                                YEAR ENDED JULY 31,          APRIL 30,        ENDED
                                -------------------------   -------------   APRIL 30,
                                 1993      1994     1995    1995    1996      1996
                                ------    ------   ------   -----   -----   ---------
Revenue:
  Products....................      54%       59%      62%     62%     75%      75%
  Services....................      46        41       38      38      25       25
                                ------    ------   ------   -----   -----      ---
                                   100       100      100     100     100      100
                                ------    ------   ------   -----   -----      ---
Cost of revenue:
  Cost of products............      44        37       32      34      38       38
  Cost of services............      28        26       25      24      17       17
                                ------    ------   ------   -----   -----      ---
                                    72        63       57      58      55       55
                                ------    ------   ------   -----   -----      ---
Gross margin..................      28        37       43      42      45       45
                                ------    ------   ------   -----   -----      ---
Operating expenses:
Research, development and
 engineering..................      19         7       13      11      12       13
Write-off of in-process
 technology acquired..........      --        --       --      --       7       --
Selling, general and
 administrative...............      17        16       16      15      15       16
                                ------    ------   ------   -----   -----      ---
                                    36        23       29      26      34       29
                                ------    ------   ------   -----   -----      ---
Income (loss) from operations.      (8)       14       14      16      11       16
Interest expense..............      (9)       (8)      (4)     (6)     (1)      (1)
Other income, net.............       1        --       --      --       2        2
                                ------    ------   ------   -----   -----      ---
Income (loss) before income
 tax provision (benefit),
 minority interest and
 extraordinary items..........     (16)        6       10      10      12       17
Income tax provision
 (benefit)....................       3         3        3       3     (11)     (11)
Minority interest in earnings
 of subsidiary................       1         1        1      --      --       --
                                ------    ------   ------   -----   -----      ---
Income (loss) before
 extraordinary items..........     (20)%       2%       6%      7%     23%      28%
                                ======    ======   ======   =====   =====      ===

  At April 30, 1996, the Company had remaining net operating loss carryforwards ("NOLs") of approximately $27.3 million for federal tax purposes. These carryforwards, if not utilized to offset future taxable income, expire at various dates through the year 2009. Additionally, under the Tax Reform Act of 1986, the amount of the benefit from NOLs may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. The consummation of this offering will result in a cumulative change in ownership of the Company in excess of 50%, measured over the past three-year period. As a result, based on the Company's market value as of May 20, 1996, the Company's usage of the NOLs cannot exceed $22.0 million per fiscal year, commencing with the completion of this offering.

  During fiscal 1995, management undertook actions to reduce a substantial portion of the Company's long-term indebtedness, including the sale and leaseback of its facility in Hayward, California and the repayment of $6.0 million in respect of senior notes, the exchange of $19.7 million of senior subordinated debt and accrued interest for preferred stock and convertible subordinated debt, the acquisition of the minority interest in its Japanese subsidiary in exchange for Series E Preferred Stock and cash, and the elimination of ATEQ's minority stockholders through a short-form merger. See "Certain Transactions." The conversion of the senior subordinated debt into preferred stock and convertible debt resulted in an extraordinary gain of approximately $5.4 million which was recorded in the fourth quarter of fiscal 1995. All outstanding series of preferred stock were converted into Common Stock upon the consummation of the IPO.

NINE MONTHS ENDED APRIL 30, 1996 AND APRIL 30, 1995

  Revenue. Revenues are primarily comprised of sales of MEBES, CORE and ALTA systems, accessories and upgrades, and sales of technical support, maintenance and other services. Product revenue increased 94% to $74.0 million from $38.1 million for the nine months ended April 30, 1996 and 1995, respectively. This increase reflects the sale of six additional systems, higher average selling prices, changes in product mix toward a higher-priced new product, the MEBES 4500, in the fourth quarter of fiscal 1995, and increased revenues from the ALTA 3000, offset by a reduction in the sales of upgrades and accessories of approximately $6.1 million.

  Service revenue increased 5.0% to $24.1 million from $22.9 million for the nine months ended April 30, 1996 and 1995, respectively, due primarily to price increases on service contracts and an increase in the installed base of systems.

  Gross Profit. The Company's gross profit on product revenue increased 109% to $36.4 million from $17.4 million for the nine months ended April 30, 1996 and 1995, respectively. The increase in gross profit on product revenue was due to an increase in product revenue and a higher gross margin on product revenue, which increased to 49.2% from 45.6% for the nine months ended April 30, 1996 compared to the nine months ended April 30, 1995. The increase in product gross margin is primarily attributable to generally higher selling prices for the Company's products and improved manufacturing efficiencies.

  The Company's gross profit on service revenue decreased 11.9% to $7.3 million from $8.2 million for the nine months ended April 30, 1996 and 1995, respectively. Gross margin on service revenue was 30.2% and 36.0% for the nine months ended April 30, 1996 and 1995, respectively. The decrease in margin reflects an investment in service personnel and training to support the growing installed base. The Company continues to make such investments, which it expects will result in additional erosion of service margins.

  Research, Development and Engineering. Research, development and engineering expenses, net of third-party funding under cooperative development agreements, increased to $12.0 million, representing 12.2% of revenue, from $7.0 million, representing 11.4% of revenue, for the nine months ended April 30, 1996 and 1995, respectively. This increase primarily reflects a reduction in third-party funding. For the nine months ended April 30, 1996 and 1995, $725,000 and $5.5 million, respectively, of funds received under the cooperative development agreements were applied against research, development and engineering expenses. See Note 1 of Notes to Consolidated Financial Statements. Excluding these cost reimbursements, gross research, development and engineering spending was $12.7 million and $12.5 million in each of the nine month periods ended April 30, 1996 and 1995, respectively. Due to the Company's commitment to product development, net research, development and engineering expenses are expected to increase in future periods.

  The Company's success in developing and selling new and enhanced products depends upon a variety of factors, including accurate prediction of future customer requirements three or more years in advance of sales, introduction of new products on schedule, cost-effective manufacturing and product performance in the field. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements of existing products. See "Risk Factors--Rapid Technological Change; Dependence on Product Development."

  Write-Off of In-Process Technology Acquired. In the third quarter of fiscal 1996, the Company acquired substantially all of the assets and certain specified liabilities of Polyscan in exchange for 350,000 shares of the Company's Common Stock. The excess of the purchase price over the fair market value of the net tangible assets of $6.3 million was allocated to in-process technology acquired which, because of the uncertainty as to realization, the Company wrote off in the third quarter of fiscal 1996.

  Selling, General and Administrative. Selling, general and administrative expenses increased to $15.0 million, representing 15.3% of revenue, from $9.2 million, representing 15.1% of revenue, for the nine months ended April 30, 1996 and 1995, respectively. The increase in selling, general and administrative expenses was partially due to rent associated with the leaseback of facilities previously owned, additional professional fees associated with becoming a public company, increased profit sharing, costs associated with an increase in hiring and an increase in market development fees tied to shipments of laser beam products.

  The Company was party to certain cooperative development agreements that provided partial funding of general and administrative costs associated with research and development projects. For the nine months ended April 30, 1995, $1.2 million of the funding received under these agreements was offset against selling, general and administrative expenses. Excluding these cost reimbursements, gross selling, general and administrative spending was $10.4 million for the nine months ended April 30, 1995. No such funding was offset against selling, general and administrative expenses for the nine months ended April 30, 1996.

  Interest Expense. Interest expense for the nine months ended April 30, 1996 and 1995 was $1.5 million and $3.4 million, respectively, and resulted from the substantial debt incurred to finance the LBO. The decrease in interest expense from the corresponding period of the preceding fiscal year reflects the following: (i) the repayment during the second half of fiscal 1995 of approximately $6.0 million of senior secured debt in conjunction with the February 1995 sale and leaseback of the Company's Hayward facility; (ii) the exchange in July 1995 of approximately $19.7 million of senior subordinated notes and accrued interest for 105,641 shares of mandatorily redeemable convertible preferred stock (which were converted into Common Stock on completion of the IPO) and approximately $3.5 million of senior subordinated convertible notes which were repaid in the first quarter of fiscal 1996; and
(iii) the repayment of approximately $9.3 million of senior secured notes during the first half of fiscal 1996.

  Other Income, Net. Other income was $2.1 million of income for the nine months ended April 30, 1996. Included in other income is approximately $1.2 million of interest earned on the investment of the proceeds from the IPO as well as $846,000 of transaction gains on the redemption of the minority interest in Etec Japan, which was denominated in yen, in the first quarter of fiscal 1996.

  Income Tax Provision (Benefit). During the nine months ended April 30, 1996, the Company evaluated the recoverability of its deferred tax assets and recognized a $15.4 million income tax benefit as a result of releasing a portion of the valuation allowance previously recorded against its deferred tax assets. Management's evaluation of the recoverability of the Company's deferred tax assets is based in part upon the current product backlog and its ability to increase manufacturing capacity. Management has fully reserved deferred tax assets that may be realized beyond one year, because of the uncertainty of realization, and management will continue to evaluate the recoverability of the Company's deferred tax assets. The Company recorded a benefit for income taxes for the nine months ended April 30, 1996 of $11.1 million and a provision for income taxes for the nine months ended April 30, 1995 of $1.6 million, primarily reflecting taxes payable by the Company's foreign subsidiaries and the $15.4 million income tax benefit in fiscal 1996.

  Minority Interest. Minority interest in the Company's Japanese subsidiary, Etec Japan, was $393,000 for the nine months ended April 30, 1995. On July 31, 1995, the minority interest was exchanged for shares of the Company's Series E Preferred Stock (which were converted into Common Stock on the completion of the IPO) and a payment of approximately $400,000 to one of the minority investors, who is the President of Etec Japan and a director of the Company. Accordingly, no minority interest was recorded during fiscal 1996.

  Extraordinary Loss on Early Extinguishment of Debt. During the nine months ended April 30, 1996, the Company recorded an extraordinary loss of approximately $300,000 related to the accelerated amortization of financing costs resulting from a $5.0 million prepayment on its outstanding debt to a senior lender.

YEARS ENDED JULY 31, 1995 AND JULY 31, 1994

  Revenue. Product revenue increased 26.2% to $51.4 million from $40.7 million for the years ended July 31, 1995 and 1994, respectively. This increase reflected generally higher selling prices, a change in product mix towards higher-priced MEBES IV systems, and sales of upgrades and accessories, which grew as a percentage of total revenue.

  Service revenue increased by 12.7% to $31.5 million from $28.0 million for the years ended July 31, 1995 and 1994, respectively, due primarily to favorable exchange rates on foreign service contracts, as well as the relocation of a customer's system to a different facility and generally higher service activity.

  Gross Profit. The Company's gross profit on product revenue increased 60.7% to $24.4 million from $15.2 million for the years ended July 31, 1995 and 1994, respectively. The increase in gross profit on product revenue was due to an increase in product revenue and a higher gross margin on product revenue, which increased to 47.4% from 37.2% for the year ended July 31, 1995 compared to the year ended July 31, 1994. The increase in product gross margin is primarily attributable to higher margins earned on MEBES IV, MEBES 4000 and MEBES 4500 systems, generally higher selling prices for the Company's products, increased manufacturing efficiencies and increased sales of upgrades and accessories that generally have higher gross margins than new systems. In the year ended July 31, 1994, the Company sold two systems that it had previously capitalized as demonstration and test equipment and fully amortized in prior fiscal years, which favorably impacted gross margin for the year ended July 31, 1994. Excluding the sale of these systems, gross margin for the year ended July 31, 1994 was approximately 32%.

  The Company's gross profit on service revenue increased 5.9% to $10.9 million from $10.3 million for the years ended July 31, 1995 and 1994, respectively. Gross margin on service revenue was 34.6% and 36.8% for the years ended July 31, 1995 and 1994, respectively. The decrease in margin reflects an increase in maintenance costs for MEBES III tools.

  Research, Development and Engineering. Research, development and engineering expenses, net of third-party funding, increased to $10.5 million, representing 12.7% of revenue, from $5.1 million, representing 7.4% of revenue, for the years ended July 31, 1995 and 1994, respectively. This increase primarily reflects an increase in the proportion of such expenses not funded by third parties. For the years ended July 31, 1995 and 1994, $6.1 million and $13.9 million, respectively, of funds received under cooperative development agreements were applied against research, development and engineering expenses. Excluding these cost reimbursements, gross research, development and engineering spending was $16.6 million and $19.0 million for the years ended July 31, 1995 and 1994, respectively. The decrease in gross spending of $2.4 million primarily reflects engineering personnel being reallocated to manufacturing activities in the year ended July 31, 1995 due primarily to the winding down of a cooperative development program and manufacturing activities associated with new product introductions.

  Selling, General and Administrative. Selling, general and administrative expenses increased to $13.4 million, representing 16.2% of revenue, from $10.8 million, representing 15.7% of revenue, for the years ended July 31, 1995 and 1994, respectively. The increase in selling, general and administrative expenses was partially due to rent and professional fees resulting from the consummation of the sale and leaseback transaction in February 1995. In addition, bonuses, sales commissions and other sales expenses were greater in the year ended July 31, 1995, due to increased sales volume and profitability.

  For the years ended July 31, 1995 and 1994, respectively, $1.2 million and $2.2 million of the funding received under cooperative development agreements was offset against selling, general and administrative expenses. Excluding these cost reimbursements, gross selling, general and administrative spending was $14.6 million and $13.0 million for the years ended July 31, 1995 and 1994, respectively.

  Interest Expense. Interest expense for the years ended July 31, 1995 and 1994 was $4.2 million and $5.1 million, respectively, and resulted from the substantial debt incurred to finance the LBO. Interest expense decreased as a result of the repayment of approximately $6.0 million of senior secured debt in conjunction with the sale and leaseback transaction.

  Other Income (Expense). Other income (expense) was $175,000 of income and $71,000 of expense for the years ended July 31, 1995 and 1994, respectively. Included in income for the year ended July 31, 1995 is approximately $195,000 of deferred gain amortization related to the sale and leaseback of the Company's Hayward facility during fiscal 1995.

  Provision for Income Taxes. The Company recorded provisions for income taxes for each of the years ended July 31, 1995 and 1994 of $2.3 million, respectively. These provisions primarily reflect taxes payable by the Company's foreign subsidiaries. Taxes otherwise due in the U.S have been substantially offset by net operating loss carryforward benefits.

  Minority Interest. Minority interest in the Company's Japanese subsidiary, Etec Japan, was $527,000 and $462,000, respectively, for the years ended July 31, 1995 and 1994.

YEARS ENDED JULY 31, 1994 AND JULY 31, 1993

  Revenue. Product revenue increased 28.7% to $40.7 million from $31.7 million for the years ended July 31, 1994 and 1993, respectively, due primarily to an increase in the number of systems sold and increased sales of upgrades from MEBES III to MEBES IV systems.

  Service revenue increased 3.9% to $28.0 million from $26.9 million in the years ended July 31, 1994 and 1993, respectively. Service revenue did not increase at the same rate as product revenue because new systems generally have a one-year warranty and because the number of new service contracts is relatively small compared to the total number of systems under contract.

  Gross Profit. The Company's gross profit on product revenue increased 145% to $15.2 million from $6.2 million for the years ended July 31, 1994 and 1993, respectively. The increase in gross profit was due to increases in product revenue and gross margin on product revenue, which were 37.2% and 19.6% for the years ended July 31, 1994 and 1993, respectively. The improvement in product gross margin was due to a variety of factors, including: the sale of two systems in fiscal 1994 that had been previously capitalized as demonstration and test equipment and fully amortized in prior fiscal years; improved manufacturing efficiencies; reduced costs of manufacturing MEBES IV systems, which were introduced in fiscal 1993; absorption of overhead costs over a larger sales volume; and increased sales of upgrades and accessories, which generally have a higher gross margin than new systems. Excluding the sale of the two systems mentioned above, gross margin for the year ended July 31, 1994 was approximately 32%.

  The Company's gross profit on service revenue decreased 1% to $10.3 million from $10.4 million for the years ended July 31, 1994 and 1993, respectively. The Company's gross margin on service revenue was 36.8% and 38.8% for the years ended July 31, 1994 and 1993, respectively. The decrease in gross margin reflects increased maintenance costs for MEBES III tools.

  Research, Development and Engineering. Research, development and engineering expenses decreased to $5.1 million, representing 7.4% of revenue, from $11.0 million, representing 18.8% of revenue, during the years ended July 31, 1994 and 1993, respectively. During the years ended July 31, 1994 and 1993, $13.9 million and $9.3 million, respectively, of cooperative development agreement funding was applied against research, development and engineering costs. Including these cost reimbursements, gross research, development and engineering spending was $19.0 million and $20.3 million for the years ended July 31, 1994 and 1993, respectively. The decrease in gross spending of $1.3 million reflects a reduction in engineering personnel, the completion of the development stage of the ALTA 3000 and a reallocation of engineering personnel to manufacturing operations.

  Selling, General and Administrative. Selling, general and administrative expenses increased to $10.8 million, representing 15.7% of revenue, from $10.0 million, representing 17.2% of revenue, during the years ended July 31, 1994 and 1993, respectively. During the years ended July 31, 1994 and 1993, $2.2 million and $1.7 million of cooperative development agreement funding received was offset against selling, general and administrative costs. Including these cost reimbursements, gross selling, general and administrative spending for the years ended July 31, 1994 and 1993 was $13.0 million and $11.7 million, respectively. The increase in absolute dollars is due to increased sales and marketing expenses. The number of sales and marketing personnel increased, resulting in an increase in salaries, commissions and benefits. In addition, costs incurred for customer demonstrations and other marketing expenses including costs for trade shows and international travel increased.

  Interest Expense. Interest expense for the years ended July 31, 1994 and 1993 was $5.1 million and $5.9 million, respectively, and resulted from the substantial debt incurred to finance the LBO. The decrease in interest expense reflects the retirement of a bank loan and certain notes payable.

  Other Income (Expense). Other income (expense) was $71,000 of expense and $789,000 of income for the years ended July 31, 1994 and 1993, respectively. Included in income for the year ended July 31, 1993 is certain miscellaneous nonrecurring income resulting from the liquidation of intercompany loan balances at favorable foreign currency rates, the disposal of certain capital equipment and several other nonrecurring transactions.

  Provision for Income Taxes. The Company recorded a provision for income taxes of $2.3 million and $1.5 million for the years ended July 31, 1994 and 1993, respectively. The provisions primarily reflect taxes on the earnings of the Company's foreign subsidiaries.

  Minority Interest. Minority interest expense for the years ended July 31, 1994 and 1993 was $462,000 and $379,000, respectively. The minority interest expense reflected the percentage of the mandatory redemption amount of the minority shares in Etec Japan equal to the Japanese long-term interest rate plus 1%.

QUARTERLY INFORMATION

  The following tables present certain unaudited quarterly data for the seven quarters ended April 30, 1996, and such data expressed as a percentage of revenue for such quarters. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                                 THREE MONTHS ENDED
                          ---------------------------------------------------------------------
                          OCT. 31,  JAN. 31,  APRIL 30, JULY 31,  OCT. 31,  JAN. 31,  APRIL 30,
                            1994      1995      1995      1995      1995      1996      1996
                          --------  --------  --------- --------  --------  --------  ---------
                                                   (IN THOUSANDS)
Revenue:
  Products..............  $12,603   $12,630    $12,910  $13,252   $17,103   $23,522   $ 33,358
  Services..............    6,941     7,194      8,767    8,619     7,605     8,083      8,364
                          -------   -------    -------  -------   -------   -------   --------
                           19,544    19,824     21,677   21,871    24,708    31,605     41,722
                          -------   -------    -------  -------   -------   -------   --------
Cost of revenue:
  Cost of products......    6,706     7,063      6,987    6,259     8,381    12,826     16,399
  Cost of services......    4,476     4,968      5,222    5,938     5,371     5,548      5,875
                          -------   -------    -------  -------   -------   -------   --------
                           11,182    12,031     12,209   12,197    13,752    18,374     22,274
                          -------   -------    -------  -------   -------   -------   --------
Gross profit............    8,362     7,793      9,468    9,674    10,956    13,231     19,448
                          -------   -------    -------  -------   -------   -------   --------
Operating expenses:
  Research, development
   and engineering......    2,277     2,124      2,551    3,545     3,271     3,568      5,152
  Write-off of in-
   process technology
   acquired.............      --        --         --       --        --        --       6,269
  Selling, general and
   administrative.......    2,915     2,736      3,543    4,203     4,453     4,771      5,749
                          -------   -------    -------  -------   -------   -------   --------
                            5,192     4,860      6,094    7,748     7,724     8,339     17,170
                          -------   -------    -------  -------   -------   -------   --------
Income from operations..    3,170     2,933      3,374    1,926     3,232     4,892      2,278
Interest expense........   (1,195)   (1,146)    (1,028)    (869)     (612)     (512)      (338)
Other income (expense),
 net....................     (154)      110        (53)     272       929       671        543
                          -------   -------    -------  -------   -------   -------   --------
Income before income tax
 provision (benefit),
 minority interest and
 extraordinary items....    1,821     1,897      2,293    1,329     3,549     5,051      2,483
Income tax provision
 (benefit)..............      480       500        620      689       887     1,263    (13,213)
Minority interest in
 earnings of subsidiary.      129       129        135      134       --        --         --
                          -------   -------    -------  -------   -------   -------   --------
Income before
 extraordinary items....    1,212     1,268      1,538      506     2,662     3,788     15,696
Extraordinary gain
 (loss) on early
 extinguishment of debt.      --        --         --     5,412       --       (300)       --
                          -------   -------    -------  -------   -------   -------   --------
Net income..............  $ 1,212   $ 1,268    $ 1,538  $ 5,918   $ 2,662   $ 3,488   $ 15,696
                          =======   =======    =======  =======   =======   =======   ========
PERCENTAGE OF REVENUE:
Revenue:
  Products..............       64%       64%        60%      61%       69%       74%        80%
  Services..............       36        36         40       39        31        26         20
                          -------   -------    -------  -------   -------   -------   --------
                              100       100        100      100       100       100        100
                          -------   -------    -------  -------   -------   -------   --------
Cost of revenue:
  Cost of products......       34        36         32       29        34        41         39
  Cost of services......       23        25         24       27        22        17         14
                          -------   -------    -------  -------   -------   -------   --------
                               57        61         56       56        56        58         53
                          -------   -------    -------  -------   -------   -------   --------
Gross profit............       43        39         44       44        44        42         47
                          -------   -------    -------  -------   -------   -------   --------
Operating expenses:
  Research, development
   and engineering......       12        10         12       16        13        11         12
  Write-off of in-
   process technology
   acquired.............     --        --        --        --        --        --           15
  Selling, general and
   administrative.......       15        14         16       19        18        15         14
                          -------   -------    -------  -------   -------   -------   --------
                               27        24         28       35        31        26         41
                          -------   -------    -------  -------   -------   -------   --------
Income from operations..       16        15         16        9        13        16          6
Interest expense........       (6)       (6)        (5)      (4)       (3)       (2)        (1)
Other income (expense),
 net....................       (1)        1          0        1         4         2          1
                          -------   -------    -------  -------   -------   -------   --------
Income before income tax
 provision (benefit),
 minority interest and
 extraordinary items....        9        10         11        6        14        16          6
Income tax provision
 (benefit)..............        2         3          3        3         4         4        (32)
Minority interest in
 earnings of subsidiary.        1         1          1        1      --        --        --
                          -------   -------    -------  -------   -------   -------   --------
Income before
 extraordinary items....        6         6          7        2        10        12         38
Extraordinary gain
 (loss) on early
 extinguishment of debt.     --        --        --          25      --          (1)     --
                          -------   -------    -------  -------   -------   -------   --------
Net income..............        6%        6%         7%      27%       10%       11%        38%
                          =======   =======    =======  =======   =======   =======   ========

  The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company believes that its operating results will continue to fluctuate on a quarterly and annual basis due to a variety of factors, including the cyclicality of the maskmaking and semiconductor industries, the timing of significant orders, order cancellations, shipment reschedulings, market acceptance of the Company's products, fluctuations in the grant and funding of development contracts, consolidation of the number of mask shops, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, the mix of systems sold, the relative proportions of product revenues and service revenues, the timing of payments of sales commissions, changes in product development costs, expenses associated with acquisitions and exchange rate fluctuations. The Company's net income and cash flow will also be affected by its ability to apply its NOLs, which totaled approximately $27.3 million for federal income tax purposes at April 30, 1996, against taxable income in future periods. The utilization of the Company's NOLs cannot exceed $22.0 million per fiscal year following this offering, based on the Company's market value on May 20, 1996. The Company cannot predict the impact of these and other factors on its financial performance in any future period. See "Risk Factors--Fluctuations in Operating Results."

  Over the last seven quarters, the Company's product revenues have fluctuated primarily as a result of the timing of shipments and the number and mix of systems sold in a particular quarter. The Company expects that such fluctuations will continue in the future. For example, the Company had expected to ship a significant system in the fourth quarter of fiscal 1995, which, as a result of delays in factory acceptance, did not ship until the first quarter of fiscal 1996. Product revenues increased significantly from the fourth quarter of fiscal 1995 to the third quarter of fiscal 1996, due primarily to increases in shipments and average selling prices and changes in the product mix. Included in cost of products in the fourth quarter of fiscal 1995 is the reversal of a $500,000 reserve taken in a prior period related to the installation of a machine. In the fourth quarter of fiscal 1995, the Company satisfied all of its outstanding obligations pertaining to this installation and reversed the excess reserve.

  Service revenues have fluctuated primarily due to changes in exchange rates, growth in the installed base of systems, occasional relocations of systems and other non-recurring service events, and changes in service contract rates. Service revenues and gross margin on services increased significantly in the third quarter of fiscal 1995 primarily as a result of favorable exchange rates on foreign service contracts and the relocation of a customer's system to a different facility. In the fourth quarter of fiscal 1995, favorable exchange rates continued to affect service revenue, and the Company relocated another customer's system to a different facility. As the Company continues to invest in service personnel and training to support the growing installed base of systems, it anticipates that service margins will decline.

  The Company's contribution to net research, development and engineering increased commencing in the fourth quarter of fiscal 1995 due to reductions in cooperative development funding from third parties. Research, development and engineering expenses increased significantly in the third quarter of fiscal 1996 due to a reduction in the amount of activities funded by third parties, an increase in procurement of materials for the Company's development programs of approximately $500,000 and research and development expenses incurred at Etec Polyscan, Inc. of approximately $168,000. Due to the Company's commitment to product development, net research, development and engineering expenses are expected to increase in future periods. In addition, research and development expenses may fluctuate as a result of the timing of the receipt of materials used in development activities.

  Selling, general and administrative expenses increased significantly in the third and fourth quarters of fiscal 1995, primarily as a result of increased bonuses and sales commissions as well as increased professional fees in the third quarter of fiscal 1995. Selling, general and administrative expenses increased significantly in the third quarter of fiscal 1996 due to increased expenses for market development fees for laser beam system sales in Asia, increased profit-sharing and the costs associated with being a public company.

  Included in the fourth quarter of fiscal 1995 is an extraordinary gain of $5.4 million recorded as a result of the early extinguishment of $19.7 million of subordinated notes payable and accrued interest. Included in the second quarter of fiscal 1996 is an extraordinary loss of $300,000 recorded as a result of the early extinguishment of $5.0 million of senior secured debt. See
Note 3 of Notes to Consolidated Financial Statements.

  Included in the third quarter of fiscal 1996 is a $6.3 million charge for in-process technology acquired related to the excess of the purchase price over net assets acquired in the acquisition of substantially all of the assets of Polyscan. See Note 13 of Notes to Consolidated Financial Statements.

  In the third quarter of fiscal 1996, the Company evaluated the recoverability of its deferred tax assets and recognized $15.4 million income tax benefit as a result of releasing a portion of the valuation allowance previously recorded against its deferred tax assets. Management's evaluation of the recoverability of the Company's deferred assets is based upon the current product backlog and its ability to increase manufacturing capacity. Management has fully reserved deferred tax assets that may be realized beyond one year, because of the uncertainty of realization, and management will continue to evaluate the recoverability of the Company's deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

  Since the beginning of fiscal 1993, the Company has financed its cash needs primarily with cash from operations, approximately $11.0 million in net receipts from the sale and leaseback of the Company's Hayward, California facility in fiscal 1995, and $41.6 million from the Company's IPO in the first half of fiscal 1996.

  The Company has budgeted a total of approximately $19.0 million for capital expenditures in fiscal 1996 primarily to purchase testing and other equipment, upgrade its manufacturing facilities and implement an enterprise-wide business software system, of which $7.9 million had been expended as of April 30, 1996. The Company has budgeted in excess of $20.0 million for capital expenditures in fiscal 1997. In April 1996, the Company commenced construction of a 60,000 square foot administrative building in Hayward, California, and is financing the construction with available cash.

  As of April 30, 1996, the Company had cash and cash equivalents and marketable securities of $41.0 million. The Company believes that the net proceeds from this offering and from the concurrent sale of Common Stock to Intel, together with existing sources of liquidity including cash flow from operations, will provide adequate cash to fund its operations for at least the next twelve months.

 Cash Flow from Operations

  Net cash used in operations for the nine months ended April 30, 1996 was $4.5 million compared to $3.0 million provided by operations for the corresponding period in 1995. Net cash provided by operations for the fiscal years ended July 31, 1995, 1994 and 1993 was $9.1 million, $3.6 million and $12.0 million, respectively.

  Cash flow from operations for the nine months ended April 30, 1996 reflected net income of $21.8 million, decreased by non-cash items (which include $15.4 million of deferred taxes, partially offset by depreciation and amortization of intangibles of $2.2 million and the write-off of in-process technology acquired of $6.3 million); cash inflows from decreases in prepaid expenses and other assets of $1.2 million, and increases in accounts payable and other current liabilities of $16.1 million; and cash outflows from increases in accounts receivable of $19.5 million and inventory of $17.5 million.

  Cash flow from operations for the nine months ended April 30, 1995 reflected net income of $4.0 million, increased by non-cash items (which include depreciation and amortization of intangibles of $2.5 million); cash inflows from decreases in inventory, prepaid expenses and other assets of $2.3 million; and cash outflows from an increase in accounts receivable of $3.4 million and a decrease in current liabilities of $2.3 million.

  Cash flow from operations in fiscal 1995 reflected net income of $9.9 million, decreased by non-cash items (which include an extraordinary gain of $5.4 million, partially offset by depreciation and amortization of intangibles of $3.0 million), increases in accounts receivable, inventory, prepaid expenses and other assets, accrued and other liabilities of $14.7 million, and decreases in accounts payable of $1.2 million.

  Cash flow from operations in fiscal 1994 reflected net income of $1.6 million, increased by non-cash items (which include depreciation and amortization of intangibles of $3.8 million), decreases in inventory of $7.9 million, increases in accounts receivable of $4.7 million, and decreases in current liabilities of $4.1 million.

  Cash flow from operations in fiscal 1993 reflected a net loss of $11.4 million partially offset by non-cash items (which include depreciation and amortization of intangibles of $4.6 million), and reflected a decrease in accounts receivable and inventory of $5.5 million and $5.5 million, respectively, and an increase in current liabilities of $6.5 million.

  Fluctuations in accounts receivable, inventory and current liabilities for all of the above periods were caused primarily by the timing of system orders, the timing of shipments, customer requested delivery dates and the timing of payments to vendors. The significant increase in inventory during the nine months ended April 30, 1996 was due primarily to increases in material purchases and work-in-process to meet scheduled production.

  Prior to the shipment of a system, the Company receives payment for a significant portion of the system sales price. Such payments are generally received when the Company receives an order and at various agreed upon times when the system is being manufactured. Therefore, the amount of customer advances received fluctuates based on the number of systems that are on order and depending on each system's status within the manufacturing cycle. Advances from customers increased significantly to $22.1 million at April 30, 1996 from $12.9 million at July 31, 1995 and from $3.8 million at July 31, 1994 because the Company's backlog for products increased to $142.8 million from $65.2 million and $30.1 million, respectively. See "Business--Backlog".

 Financing and Investing Activities

  During fiscal 1995, the Company sold its headquarters facility located in Hayward, California for approximately $11.0 million. The Company leased back the property for an initial term of fifteen years, and has options to renew the lease for four five-year periods. See Note 11 of Notes to Consolidated Financial Statements. The Company intends to restructure the existing sale and leaseback arrangement to include its new administrative facility upon the completion of construction.

  Net cash provided by financing activities for the nine months ended April 30, 1996 was $31.2 million, and net cash used in financing activities for the same period ended in 1995 was $8.6 million. In the first half of fiscal 1996, the Company raised approximately $41.6 million before offering expenses in connection with its IPO. The Company also received interim financing on foreign sales of $3.5 million from one of its stockholders during the nine months ended April 30, 1996. See "Sales and Marketing." During that period, the Company prepaid $9.3 million of its senior secured indebtedness and repaid $3.8 million of subordinated convertible notes out of the proceeds of the IPO.

  Net cash provided by financing activities for fiscal 1995 was $162,000 and net cash used in financing activities for fiscal 1994 and fiscal 1993 was $2.3 million and $6.0 million, respectively. During fiscal 1995 and fiscal 1994, the Company repaid $6.0 million and $600,000, respectively, of its senior secured notes. During fiscal 1994 and 1993, the Company repaid $2.8 million and $5.2 million, respectively, of a bank loan and other notes payable. Additionally, during fiscal 1995 and fiscal 1994 the Company received interim financing on foreign sales of $6.2 million and $507,000, respectively, from one of its stockholders.

  On May 24, 1996, the Company entered into a $30.0 million financing facility with a major financial institution, which includes a $20.0 million two-year revolving credit facility and a $10.0 million three-year term note. Indebtedness under the revolving credit facility and term note will be unsecured and will bear interest at the London Interbank Offered Rate plus 1.25%. The London Interbank Offered Rate was 5.5% on May 30, 1996. The terms of the financing facility will require the Company to comply with certain financial and restrictive covenants, including maintenance of certain financial ratios and minimum net worth criteria, restrictions on the incurrence of indebtedness and certain dividend restrictions. On May 31, 1996, the Company drew down the $10.0 million term note to prepay in full its 10.65% senior secured notes. As a result of the early extinguishment of the senior secured notes, the Company will record an extraordinary charge of approximately $600,000 in the fourth quarter of fiscal 1996, related to the accelerated amortization of financing costs.

  In June 1995, the Company entered into a loan agreement with Polyscan, whereby the Company provided financing to Polyscan. The loan bore interest at prime plus 3% and the balance of $1.8 million was due on January 31, 1996. During February 1996, Polyscan repaid $600,000 to the Company and Etec Polyscan acquired substantially all of the assets and certain specified liabilities of Polyscan in exchange for 350,000 shares of the Company's Common Stock. Etec Polyscan also assumed Polyscan's obligation to repay the outstanding loan in the amount of approximately $1.2 million.

  Concurrently with the completion of this offering, Intel will purchase $10.0 million of the Company's Common Stock and will receive warrants to purchase additional shares of Common Stock equal in number to 15% of the shares purchased. These warrants will be exercisable only if Intel's purchases of products and services from the Company over the succeeding four years exceed certain thresholds, or upon the occurrence of certain other conditions.

                                   BUSINESS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

INTRODUCTION

  Etec Systems, Inc. ("Etec" or the "Company") is the world leader in the production of mask pattern generation equipment for the semiconductor industry. Etec designs, develops, manufactures and markets equipment that produces high precision masks, which are used to print circuit patterns onto semiconductor wafers. Etec sells its MEBES electron beam systems and its CORE and ALTA laser beam systems at prices currently ranging from approximately $2.5 million to $7.5 million each and accessories and upgrades at prices currently ranging from approximately $1.5 million to $5.0 million each. The Company also derives significant revenues from service and support of its installed base of systems. The Company believes that over 230 commercial electron beam and laser beam mask pattern generation systems are currently installed outside the former Eastern Bloc, of which over 155 have been produced by Etec.

  The Company is the only maskmaking equipment manufacturer currently offering both electron beam and laser beam systems. The Company believes that the different performance and cost characteristics of electron beam and laser beam systems satisfy the broad range of technical requirements and cost sensitivities of its customers. The Company's systems are designed to provide a low cost of ownership through high performance, reliability and ease of maintenance.

  The Company's goal is to maintain its leadership position in pattern generation for the semiconductor market and leverage its expertise to pursue other opportunities in high performance imaging. To maintain technology leadership, the Company intends to continue to work closely with major customers and seek strategic alliances with other semiconductor industry participants to identify the leading-edge requirements for semiconductor maskmaking. In addition, Etec plans to develop or acquire lithography-related products that serve other markets having technology and market links with its business, such as direct imaging and maskmaking for large-area applications. In furtherance of this strategy, the Company acquired substantially all of the assets of Polyscan, a developer of laser direct imaging systems for large-area pattern generation applications, in February 1996. The Company also intends to continue to emphasize the compatibility of its new systems with its installed systems and to provide superior technical service and support to its customers.

  The Company's customers include merchant maskmakers such as Dai Nippon Printing Co. Ltd., DuPont Photomasks, Inc., Photronics, Inc. and Toppan Printing Company, Ltd., and semiconductor manufacturers with captive mask shops, such as International Business Machines Corporation, Intel Corporation, Samsung Electronics Co., Ltd. and Sony Corporation. Concurrently with the completion of this offering, Intel will purchase $10.0 million of the Company's Common Stock and will receive warrants to purchase additional shares of Common Stock. The Company markets and distributes its products directly into North America, Japan, South Korea and Europe through its sales offices in California, Japan, South Korea and France. Customers in Southeast Asia, China and India are currently covered by sales representatives with assistance by the Company's sales and marketing staff in California.

INDUSTRY BACKGROUND

 Maskmaking in the Semiconductor Industry

  The worldwide semiconductor industry is large and growing. According to industry analysts' estimates, worldwide semiconductor sales increased from approximately $77 billion in 1993 to $102 billion in 1994 and to $144 billion in 1995. The increase in demand is driven by growth in traditional markets for semiconductors such as computers, networking, telecommunications and other advanced electronics applications, as well as the proliferation of semiconductor devices into new products and markets such as cellular telephones, pagers, automobiles, medical products, household appliances and other consumer products.

  Masked wafer lithography is the predominant method for high-volume semiconductor device manufacturing. Masked wafer lithography utilizes a "mask," which is a physical master image of the circuit pattern written by a pattern generating tool onto a chrome layer on a quartz substrate with extremely high precision and resolution. In the mask writing process, the circuit design data are converted to pattern data and used to control an electron or laser beam, which exposes the circuit pattern onto a resist covering the opaque chrome layer of the mask. After developing the mask resist, the chrome layer is permanently etched into the pattern of the mask.

  The mask, which is conceptually similar to a negative in photography, is used in photolithography tools (called "steppers" or "aligners") to make numerous copies of the pattern image on semiconductor wafers. This reproduction is typically accomplished by transferring light through the mask onto a thin, photosensitive polymer or "photoresist" that is spread over the surface of the wafer. Those areas of the photoresist that have been exposed to light are then dissolved by chemical developers, and the exposed areas are etched. Successive steps of deposition, lithography and etch create the multiple pattern layers of conductive, semiconductor and insulating material that make up the millions of transistors designed into a single semiconductor. See diagram below. The pattern reproduction process performed by a stepper or aligner can be automated for very high rates of wafer processing, which allows the device manufacturer to reduce its wafer printing costs.

                           [GRAPHIC: SEE APPENDIX]

  An alternative to masked semiconductor lithography, direct write lithography, prints the circuit pattern directly onto a semiconductor wafer without using a mask. The wafer direct write method has historically suffered from throughput limitations that have severely reduced its usefulness for high-volume, commercial device manufacturing.

 THE MASKMAKING MARKET

  The maskmaking industry is comprised of "merchant" suppliers selling to a variety of semiconductor manufacturers, and "captive" mask shops of semiconductor manufacturers producing almost exclusively for their own requirements. The demand for mask pattern generation tools is primarily driven by advances in technology requiring more precise and more complex masks and by increases in mask unit volumes. Mask average selling prices ("ASPs") and unit sales began to grow in 1994. Accordingly, maskmakers' sales and profitability began to rise significantly in 1994. This contributed to stronger demand for mask pattern generation equipment. According to VLSI Research, worldwide mask pattern generation equipment revenues increased by 28% from 1994 to 1995, and are projected to increase by 65% from 1995 to 1996.

  Currently, the Company believes that maskmakers are substantially increasing their investment in new mask pattern generation tools to meet increased capacity requirements and to create more complex, higher resolution masks required for next generation integrated circuits. However, from 1984 to 1993, several advances in semiconductor production methods sharply reduced the number of mask units required and the precision requirements for masks. These changes caused slow mask unit growth and low mask prices throughout that period.

 The Maskmaking Market From 1984 to 1993

  The market for masks and maskmaking equipment experienced an extended period of slow growth during the second half of the 1980s and the beginning of the 1990s. Rose Associates estimates that, from 1984 to 1993, worldwide mask revenues grew by approximately 50%, from $740 million to $1.1 billion, while sales of semiconductors nearly tripled, from approximately $26 billion to approximately $77 billion. Thus, the estimated size of the mask market declined from 3.5% of the semiconductor market in 1984 to 1.4% in 1993. Over the same period, sales of maskmaking equipment were relatively flat. The Company believes that this period of limited growth in the market for masks and maskmaking equipment resulted from several factors, including the following:

  Introduction of Reduction Steppers. During the late 1970s and early 1980s, the predominant semiconductor lithography technology was projection aligners that used masks with features the same size as the features printed on the wafer ("1X" masks). In the mid-1980s, the semiconductor industry made the transition to reduction steppers that used masks with features five times larger than the features printed on the wafer ("5X" masks). This resulted in a significant relaxation of mask specifications because mask errors were reduced by the 5X demagnification of the mask pattern.

  The relaxation of mask specifications extended the life of the existing mask pattern generation systems, which were developed for 1X masks for the pilot production of 1.2 micron devices beginning in the mid-1980s. The less rigorous specifications allowed these mask pattern generators to be used through the production of 0.8 micron devices, well into 1994, when the production of 0.5 micron devices began to accelerate. No significant technical requirement existed during that period to increase the demand for new pattern generation equipment.

  Adoption of Software Design Tools. The introduction of computer-aided design ("CAD") and other software tools for design automation and simulation in the mid-1980s reduced the number of mask iterations required to create a working integrated circuit. Before the advent of design automation and simulation, the creation of a production-worthy device design would typically require several mask iterations. This trial-and-error process supported mask demand. Design automation and simulation reduced the number of iterations required to produce a commercially usable mask, typically to no more than two. This reduced the demand for masks, which contributed to a depressed level of investment in maskmaking equipment.

  Introduction of Pellicles. A "pellicle" is a thin, transparent membrane suspended over the mask surface on a frame mounted to the mask. The pellicle increases semiconductor manufacturing yields by preventing airborne particles from falling onto the surface of the mask and printing as defects on the wafer. Since their introduction in the early 1980s, pellicles have significantly reduced the need to clean the masks used in production, thus substantially extending the life of a mask. Accordingly, the introduction of pellicles significantly reduced the number of masks required in high-volume semiconductor device manufacturing. This reduction in mask demand adversely affected investment in maskmaking equipment.

 The Maskmaking Market After 1993

  The Company believes that the factors restraining the maskmaking industry's growth from the mid-1980s through the early 1990s have dissipated in recent years. The reduction in semiconductor linewidths to 0.5 micron and below has exceeded the capabilities of pattern generation systems designed in the early 1980s, even with the demagnification provided by 5X reduction steppers. In addition, the impact of CAD tools and pellicles on mask demand should not be as great as when they were first introduced in the 1980s. The Company believes that, because these historical factors have largely run their course, the demand for masks and maskmaking equipment will tend to be more closely correlated with semiconductor demand.

  In addition, the Company believes that increased complexity in semiconductor devices has recently contributed to higher demand for complex masks and for increased sophistication in maskmaking equipment. Future device generations are expected to require feature sizes beyond the optical resolution limit of existing photolithography equipment. In order to print these patterns with conventional masks, integrated circuit manufacturers would have to incur significant capital expenses to retool their facilities with new steppers with shorter wavelength illumination sources and new resist and other processes. New mask technologies such as phase shift masks and optical proximity correction are expected to extend the optical resolution of existing photolithography equipment, delaying the investment required for new steppers and the associated process equipment.

  Although device complexity was also increasing during the 1980s, the relaxation of mask specifications permitted by 5X steppers and the other factors described above had a largely offsetting effect on maskmaking equipment demand. For example, due to the increasing complexity of semiconductor devices, the number of masked lithography layers required to produce a typical device has increased from approximately ten in the mid-1980s to between 20 and 25 today. From the mid-1980s to the early 1990s, this growth factor was offset by the factors described above. By contrast, in the last two or three years, increasing device complexity has led to several developments that the Company believes have contributed to recent growth in the maskmaking market. These developments include the following:

  Advances in Phase Shift Masks and Optical Proximity Correction. As semiconductor line widths have become as small as the wavelength of the illumination sources used in optical lithography, the semiconductor manufacturing process has become very sensitive to mask errors and requires much more sophisticated masks. Two new technologies are being applied to a pattern image on a mask that can extend the resolution of optical lithographic technology--phase shift masks ("PSM") and optical proximity correction ("OPC"). PSM requires one or more additional exposure steps on each mask, making masks more difficult and slower to produce and thereby reducing the capacity of mask pattern generators. OPC significantly increases the resolution required on a mask, which significantly reduces mask tolerances and thus requires new mask pattern generation technology. PSM and OPC are still under development, but as they emerge, the Company believes that they will lead to additional demand for mask pattern generators. See "--New Mask
Technologies: Phase Shift Masks and Optical Proximity Correction."

  Trend to Lower Reduction Ratio Steppers. The increasing complexity of integrated circuit devices has led to an increase in their physical size. For example, Intel Pentium(R) chips are approximately three times larger than the 80286 chips that were in commercial production in the mid-1980s. In order to produce larger chips, most stepper manufacturers have moved from 5X to 4X reduction ratios in their designs for the next generation of photolithography equipment. A decrease in stepper reduction ratios exacerbates the effect of mask errors, driving masks to tighter tolerances and accelerating the demand for more advanced mask pattern generators. Further decreases in stepper reduction ratios may be required in the future.

  Acceptance of Mix-and-Match Production. Many of the layers of a typical semiconductor device do not require the small feature sizes that advanced steppers can reproduce. Some device manufacturers have therefore integrated less expensive, lower performance steppers into their production, in a "mix-and-match" mode that reduces the overall cost of the photolithography process. Today, lower performance steppers are being designed with a lower reduction ratio (between 1X and 2.5X), in an effort to place more information on the mask, increasing the throughput of the stepper. This increases the productivity per unit cost of the photolithography process. Lower mask magnification requires tighter mask tolerances, which accelerates the demand for new mask pattern generation technology.

 STRATEGIC IMPORTANCE OF MASKS

  Advanced masks and mask pattern generation tools have become strategically important to the advancement of semiconductor technology and to cost containment in the manufacture of future generations of semiconductors. The Company believes that advanced mask technology is viewed as critical to the cost-effective extension of optical lithography through the next three or four device generations and that the trade-off between the cost of shorter wavelength lithography tools and the cost of advanced masks will favor investment in advanced masks. In addition, as semiconductor linewidths become as small as the wavelength of the illumination sources in optical lithography and stepper magnifications decline, the semiconductor manufacturing process becomes very sensitive to mask errors and requires masks with much tighter tolerances. These advanced masks must be produced by increasingly sophisticated mask pattern generation tools.

STRATEGY

  The Company's goal is to maintain its leadership position in pattern generation for the semiconductor market and leverage its expertise to pursue other opportunities in high performance imaging. The Company intends to achieve this goal through the implementation of the following strategies:

  Maintain Technology Leadership. Since its formation, the Company's objective has been to extend its leadership position in pattern generation technology. To maintain technology leadership, the Company intends to continue to work closely with major customers and pursue strategic alliances with other semiconductor industry participants to identify the leading-edge requirements for semiconductor maskmaking and to support product and process development.

  Provide Broad Range of Mask Pattern Generation Solutions. The Company's product strategy is to cover a broad range of technical requirements and cost sensitivities. The Company believes that its ability to offer both electron beam and laser beam systems, which have different performance and cost characteristics, is a significant competitive advantage. The Company's MEBES, ALTA and CORE product lines serve the diverse needs of commercial mask manufacturers, which must supply a range of mask types to their different customers. The MEBES 4500 delivers the accuracy, resolution and flexibility necessary to meet the demanding mask requirements of the prototyping and pilot production of 0.25 micron devices. The ALTA 3000, CORE 2564 and CORE 2100 are well suited for high-volume production of masks for semiconductor devices with feature sizes from 0.35 micron to more than one micron.

  Broaden Product Offerings. Etec plans to develop or acquire pattern generation and lithography-related products that serve additional markets and market segments. The Company intends to target opportunities that have technology and market links with its existing business, such as direct imaging and maskmaking for large area applications, including multichip modules, flat panel displays, fine pitch printed circuit boards and precision etched parts. In furtherance of this strategy, the Company acquired substantially all of the assets of Polyscan in February 1996. Through a subsidiary, Etec Polyscan, the Company intends to continue Polyscan's efforts to develop laser direct imaging systems for industries requiring large-area pattern generation, such as printed circuit boards and multi-chip modules. The Company is also exploring potential synergies between Polyscan's technology and Etec's laser beam maskmaking systems.

  Leverage Installed Base. In marketing new products to existing customers, Etec plans to continue to emphasize the compatibility of its new systems with its installed systems. Software and hardware enhancements to existing systems have historically provided a significant source of higher margin revenues. Etec intends to continue to pursue additional revenues where new system sales are otherwise unobtainable, by developing and marketing a wide variety of retrofit "suites" and other product accessories and upgrades. For example, both of Etec's most advanced systems, the MEBES 4500 and the ALTA 3000, have modular designs to facilitate future enhancements.

  Deliver Superior Customer Support. Etec has made customer support one of its foremost corporate priorities. Accordingly, the Company treats customer support as an integral part of its business rather than as a stand-alone unit. To achieve customer satisfaction, the Company seeks to provide superior technical service and responsiveness, products that meet or exceed specifications and parts that are rapidly delivered and defect free.

PRODUCTS AND SERVICES

  Etec's products consist of electron beam and laser beam maskmaking systems. The Company's systems are designed to provide a low cost of ownership through high performance, reliability and ease of maintenance. In addition, the Company's systems have modular designs to facilitate retrofitting. The Company is the only maskmaking equipment manufacturer currently offering both electron beam and laser beam systems. The Company believes that this represents an important competitive advantage, as the different performance and cost characteristics of electron beam and laser beam systems permit it to cover a broad range of technical requirements and cost sensitivities for its customers.

  The different characteristics of electron beam and laser beam systems suit them to different segments of the mask pattern generation market. Electron beam systems have a much smaller beam spot size than laser beam systems and are best suited for leading-edge market segments that require the highest resolution and accuracy. The Company's MEBES electron beam systems also have an open control and software architecture, which offer maximum flexibility to the maskmaker. The primary advantage of laser beam systems is their relative simplicity and lower cost of ownership compared to electron beam systems. Another advantage of laser beam systems is the use of optical resists for the maskmaking process, which are easier to use than electron beam resists.

  MEBES Electron Beam Systems. The MEBES family of mask pattern generation tools began with Etec's licensed manufacture of a Bell Laboratories design in 1976, and has been continuously upgraded due to the ever-increasing demands of semiconductor production. Etec believes that more mask shops use its MEBES systems than any other maskmaking tool. Over 150 MEBES systems have been produced, of which at least 110 remain in service. MEBES systems currently sell for approximately $5.0 million to $7.5 million.

  MEBES systems comprise three interconnected modules: the electronics console, the worktable and the utility console. The electronics console contains computerized controls for the electron source, for the vacuum chamber and other aspects of the system, the pattern file management system through which the customer inputs the pattern design data, and the operator's console. The worktable contains the electron beam column, the mask blank loading chamber, a high precision stage to position the mask during writing, extensive real-time measurement and feedback controls to maintain high accuracy and resolution, and a vacuum system. Finally, the utility console provides temperature, air and other controls through pumps and chilling systems. The system is illustrated below:

                           [GRAPHIC: SEE APPENDIX]

  The MEBES I system was one of the first commercially available electron beam lithography systems. In 1983, Etec introduced the MEBES III system. The advent of 5X reduction steppers prolonged the useful life of the MEBES III through three-and-one-half generations of semiconductor devices, from 256-Kbit dynamic random access memory ("DRAM") through 4-Mbit DRAM. Etec's latest electron beam system, the MEBES 4500, was first shipped in June 1995. Seven MEBES 4500 systems, including two upgrades from older configurations, have been shipped to date. See "Risk Factors--Importance of Recently Introduced Products." The evolution of the MEBES product line is shown below.

                                   FIRST   FEATURE SIZE*
            SYSTEM                SHIPMENT   (MICRONS)
            ------                -------- -------------
            MEBES I**............   1977   (Greater
                                           than)   1.5
            MEBES II**...........   1981   (Greater
                                           than)   1.2
            MEBES III**..........   1983       0.5-1.2
            MEBES IV**...........   1991      0.35-0.5
            MEBES 4000***........   1993      0.35-0.5
            MEBES 4500...........   1995     0.25-0.35

- --------
  * Represents semiconductor device feature size, in microns, for typical commercial production application. For MEBES 4500, represents feature size for target applications.
 ** No longer in production.
*** Improved throughput by using a Flash High Throughput Memory.

  The MEBES 4500 is designed for 0.35 micron production requirements and pilot production of 0.25 micron devices. The MEBES 4500 significantly reduces write times compared to the Company's earlier systems. The MEBES 4500 incorporates several proprietary techniques for adjusting the electron beam during patterning, improving throughput and accuracy, and detects height variations in mask blanks before patterning. The MEBES 4500 also permits a customer to tailor the writing method to the customer's application by selecting the appropriate combination of throughput, accuracy and resolution. The MEBES 4500 hardware and software remain compatible with existing MEBES installations, and its hardware and software innovations can be retrofitted to prior generations of MEBES systems.

  CORE and ALTA Laser Beam Systems. Etec currently offers a family of scanned laser beam maskmaking systems. While MEBES electron beam products target the most technically demanding, leading- edge requirements, the Company's CORE laser beam systems, which were initially acquired from ATEQ in 1991, offer lower costs for the higher production volume of masks with less technically demanding specifications. The CORE 2564, an eight-beam system, is targeted at cost-sensitive production devices, while the CORE 2100 serves trailing-edge applications. Thirty-eight CORE systems had been delivered from 1987 to April 30, 1996, all but one of which were in service as of such date. CORE systems sell for approximately $2.5 million to $4.0 million. The Company's latest laser beam system, the ALTA 3000, was first shipped in 1994. The evolution of the Company's laser beam product line is shown below.

                                   FIRST   FEATURE SIZE*
            SYSTEM                SHIPMENT   (MICRONS)
            ------                -------- -------------
            CORE 2000**..........   1987   (Greater
                                           than)  1.5
            CORE 2100............   1990   (Greater
                                           than)  1.2
            CORE 2564............   1991      0.5-1.2
            ALTA 3000............   1994     0.35-0.5

- --------
 * Represents semiconductor device feature size, in microns, for typical commercial production application. For ALTA 3000, represents feature size for target applications.
** No longer in production.

  The ALTA 3000 offers a 32-beam architecture and is designed for the production of masks for the 0.35 micron generation of semiconductor devices. It is capable of writing PSM and OPC masks, as well as large-format masks, and currently sells for approximately $5.5 million to $7.0 million. Seven ALTA 3000 systems have been shipped to date. See "Risk Factors--Importance of Recently Introduced Products."

  The ALTA system comprises a single environmentally controlled enclosure. The enclosure is divided into two sections as shown in the illustration below. One section contains the control electronics, the environmental control system, and utility distribution systems. The other section contains the vibration isolated granite table, which supports the ultraviolet laser illumination source; the robotic loading module for automatically loading and unloading mask blanks into the air bearing stage; the air bearing stage, which moves the mask blank under the objective lens during writing; and the optical bridge. The optical bridge includes beam splitters, lenses, and the scanner that focus and scan the laser beams onto the mask blank during writing. It also contains the modulator that controls the intensities of the laser beams, and the alignment system necessary for writing multi-layer masks.

                            [GRAPHIC: SEE APPENDIX]

  Accessories and Upgrades. The Company sells a variety of hardware and software packages, which are designed to enhance the performance of previously installed MEBES and CORE systems. For example, the Company markets retrofit "suites" that upgrade MEBES III and IV systems to higher performance systems, such as MEBES 4000 or MEBES 4500 systems. In addition, the Company sells accessories to enhance the performance of the MEBES 4500 system itself, such as a robotic loading module to automate mask loading and a two-cassette load chamber to permit faster evacuation of the finished mask from the load chamber. Accessories are currently priced at less than $1.0 million, and upgrades currently range in price from approximately $1.5 million to $5.0 million. From time to time, the Company also repurchases, refurbishes and resells a limited number of systems.

  Customer Support. The Company believes that system performance and reliability are essential competitive factors and that the field reliability of its systems has typically met or exceeded customer expectations. The Company estimates that its systems generally provide over 95% uptime, even though the average utilization of MEBES, ALTA and CORE systems under service contracts with Etec usually exceeds 120 hours per week. The Company establishes a standard warranty reserve at shipment for each of its systems. Historically, warranty expenses have been consistent with established allowances. Standard allowances are adjusted to reflect product life cycle stages.

  Etec believes that it is critical to supplement the mechanical reliability of its systems with superior customer service and technical support worldwide. Customers in North America are supported by a 64-person organization. Other regions of the world are covered by 94 field engineers and service administrators located in Japan, Taiwan, Korea, Singapore, China and Europe. In addition to providing technical support, the Company's service and support personnel advise customers about product applications, provide customer training, coordinate upgrades, manage the Company's inventory of spare parts and provide preventive maintenance. For several years, the Company has also conducted regular user group meetings in major markets, which provide a forum for executive-level interaction with customers, product presentations and customer input. The Company recently implemented a 24-hour, toll-free customer support hotline and has asked customers for a critical assessment of its performance in two recent customer surveys in an effort to improve customer satisfaction.

  The Company's warranty obligations for its systems generally cover a 12-month period beginning upon final customer acceptance. However, most customers have requested service and support beyond the warranty period, and Etec has historically derived significant revenues from annual service and maintenance for its installed base of systems. Approximately 125 of the Company's systems are currently serviced under one-year contracts with Etec. Most customers request a comprehensive package of service and support that includes a variety of spare parts (excluding electron guns, laser sources and other more expensive parts) and support from an on-site Etec field engineer. Service revenues were approximately $28.0 million, $31.5 million and $24.1 million in fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively.

MASK PATTERN GENERATION TECHNOLOGY

  Pattern generators are very complex and require the integration of a wide range of advanced technologies encompassing design data conversion at very high rates, electron and laser beam sources, electron and laser beam optical systems, high-frequency electron beam and laser beam controls, and high-precision mechanical motion control. In addition, the mechanical components of electron beam systems must function in an ultra-low vacuum and with materials free of electromagnetic properties. Integrating these diverse, sophisticated subsystem technologies into reliable industrial tools requires broad experience and design capability in system engineering and real-time machine control software.

  Design Data Conversion. High-speed data processing hardware and software are required to convert the design information for an integrated circuit from the CAD database to the pattern generator's exposure format. For leading-edge integrated circuits, the file sizes of design data can be larger than one gigabyte. Within the last decade, such file sizes have doubled every two to four years as integrated circuits have become increasingly complex. During mask exposure, these large databases must be converted in near real-time, requiring data processing speed comparable to that required by advanced three-dimensional animation and simulation.

  Etec has developed specialized processors and software to perform these data processing and conversion tasks. In MEBES systems, the High Throughput Memory ("HTM") converts pattern data and delivers it to the electron beam column at 160 MHz. The HTM subsystem has rapidly evolved to keep pace with the increasing complexity of the design data. A DRAM mask that would have taken five hours to produce on the original MEBES IV can now be processed in less than one hour on the MEBES 4500, using the newest version of the processor, the Super Flash HTM. This version of the processor can bypass the system control computer and convert design data obtained from a network, processing the data simultaneously with the mask exposure. This capability effectively removes any constraint on pattern file size. In the ALTA 3000, a new data path architecture was developed to handle large design data. This architecture features high-speed geometry engines to accelerate design data conversion to digital grey pixels. The implementation of grey pixels is well suited for small data address designs by combining fine edge placement resolution with a high printing rate. Each of the 32 laser beams in the ALTA 3000 is modulated at 50 MHz, for a peak bandwidth of 1.6 gigapixels per second independent of input data address size.

  Exposure Technologies. Both electron beam and laser beam systems combine a series of state-of-the-art, high-resolution lens systems with complex scanning and beam blanking (on and off switching) mechanisms.

  There are two basic exposure methods: raster scanning with a fixed-size beam and vector scanning with a variable shaped beam. In raster scanning, which all of Etec's systems employ, a very small beam of fixed diameter corresponding to a single pixel of the pattern is moved in a repetitive scan to cover the entire area of the circuit. The beam is turned on and off at very high rates to delineate the pattern features. In vector scanning, the beam can be changed in shape and size to correspond to multiple pixels that can be exposed in a single "flash." The beam is moved or "vectored" only to those areas of the pattern requiring exposure. The multiple pixel flash and vectoring motion permits vector scanned, shaped beam systems to have higher theoretical throughput than raster scanning systems. Because raster scanning systems use fixed beam sizes and move the beam repetitively, the Company believes that they are simpler, more stable and more precise and accurate than vector scanning systems for maskmaking applications.

  Electron Beam Systems. In an electron beam maskmaking system, an electron source fires electrons through a series of centering coils and condensing lenses onto the mask substrate. Because electrons are easily deflected by air and other molecules, exposure must occur in a vacuum chamber. The following diagram illustrates the structure of a typical electron beam column. The electron beam is generated in a thermal field emission gun and passes through a series of electromagnetic lenses that adjust the beam's size and current and focus the beam on the mask substrate. An electromagnetic three-stage beam deflection system scans the beam over the mask and dynamically corrects for any positional error in the mask stage. Because electrons have a much shorter equivalent wavelength than light optical radiation, electron beam systems permit mask manufacturers to achieve smaller pattern sizes than with laser beam and other optical radiation patterning technologies, together with precise pattern size and placement tolerances. Etec's electron beam systems use beam spot sizes as small as 0.08 micron.

                           [GRAPHIC: SEE APPENDIX]

  Laser Beam Systems. In a laser beam maskmaking system, multiple laser beams, operating at light optical wavelengths, make up a "brush" that is scanned over the mask substrate. The optical system of the Company's ALTA 3000 laser beam pattern generator is shown in the following diagram. From a single ultraviolet laser, 32 parallel beams are formed by a beamsplitter. The intensity of each beam is individually varied by an acousto-optic modulator. A 20X reduction lens projects the beams onto the substrate. The diameter of each beam is approximately 0.35 micron. A rotating polygonal scanning mirror and a lens scan the brush of beams over the substrate, using a repetitive raster method as in an electron beam system. However, the scans of the brush are partially overlapped. At any one point in the pattern, the final image is formed by multiple partial exposures that have occurred during different scans of the brush. This is an important benefit of a multiple beam brush because it allows the positional errors of the individual scans to be averaged, significantly improving the final positional accuracy.

                           [GRAPHIC: SEE APPENDIX]

  The wavelength of laser illumination does not allow laser beam systems to achieve the resolution possible with electron beam exposure, and laser beam systems currently in production have a resolution of about 0.6 micron. However, the chemical processes used to develop the mask image for laser beam systems are the same as those used in mass production wafer printing and are significantly simpler and less expensive than those used in electron beam exposure. This is of particular benefit in the production of PSMs where two complete exposures of the mask may be required. In addition, a vacuum chamber is unnecessary, resulting in a simpler system design than can be achieved in an electron beam system. These characteristics of laser beam systems result in lower overall cost of ownership for the maskmaker.

  Control and Motion Systems. For leading-edge maskmaking applications, the mask must be positioned with an accuracy of approximately 0.01 micron. Analog electronic control systems must control beam size and position to these extreme requirements. Furthermore, these tolerances must be maintained over hours or days with essentially no measurable change, requiring sophisticated self-monitoring and compensating mechanisms.

  The MEBES 4500 incorporates techniques for monitoring errors and adjusting calibration dynamically during exposure. Because the length of the raster scan can have significant impact on the size of the smallest features, the MEBES 4500 permits automatic adjustments of the scan length between exposures, as well as self-monitoring and dynamic adjustments during exposure. Furthermore, the height variations of the mask substrate itself can produce scan length errors. Therefore, the MEBES 4500 can map these height variations prior to exposure and compensate for the unique profile of each substrate. The substrate can be rejected prior to exposure if its variations are out of tolerance, thereby avoiding the time and expense of exposing a mask that would likely fail to meet its specification.

  During exposure, the mask substrate is moved continuously on a mechanical stage with a position accuracy of better than one micron, requiring very precise, ultra-clean mechanical motion systems. For example, the ALTA 3000 utilizes an advanced linear motor and air bearing transport technology, which eliminates frictional surfaces for low contamination and high reliability. The substrate stage control utilizes laser interferometry at l/512 (0.0012 micron) resolution. At these levels of precision, temperature changes on the order of
0.01 degree centigrade can produce unacceptable errors. For this reason the ALTA 3000 stage uses specialized ceramic materials that have a low thermal expansion coefficient.

NEW MASK TECHNOLOGIES: PHASE SHIFT MASKS AND OPTICAL PROXIMITY CORRECTION

  Two new mask technologies, PSM and OPC, are being applied to the pattern image on the mask to extend the resolution of photolithography. These advanced masks are "optically active"; that is, the original circuit design data is altered for the pattern generator to create a mask that will compensate for the optical distortions that occur when feature sizes approach the stepper's resolution limit or wavelength. It is possible to print circuit patterns on the wafer that are actually smaller than the wavelength of the stepper using these new mask technologies. As a result, PSM and OPC offer the promise of extending the life of existing wafer steppers and their current process technology.

  Phase shift masks involve the printing of two different pattern layers on one mask. The two patterns optically interfere, producing a higher resolution image on the wafer than would be possible with only one pattern on the mask. PSM requires essentially two complete mask patterning steps, one for the base layer and another for the phase shifting layer, and therefore demands additional pattern generation capacity.

  In OPC, the circuit pattern is modified by the addition of numerous, very small features around each edge of the intended pattern which, although they are too small to be printed on the wafer, have the effect of compensating for the loss of resolution in the wafer image caused when image features are similar in size to the wavelength of the illumination source. OPC dramatically increases the resolution and accuracy required in the maskmaking equipment and substantially increases mask write times.

ETEC POLYSCAN

  The Company acquired substantially all of the assets of Polyscan, a development-stage company based in Tucson, Arizona, in February 1996, in furtherance of its strategy to develop or acquire pattern generation and lithography-related products that serve additional markets. Etec Polyscan, a wholly-owned subsidiary of the Company formed to operate the acquired business, designs and develops ultraviolet ("UV") laser direct imaging systems that the Company intends to manufacture and market for applications that require large area pattern generation, including printed circuit boards ("PCBs"), multi-chip modules ("MCMs") and flat panel displays ("FPDs").

  Traditional methods of large area pattern generation for such applications as PCBs and MCMs employ conventional photographic methods to make phototools which are used to print images of circuitry on substrates. These conventional processes require multiple steps that increase turnaround time and capital and materials expenses. These processes also introduce inaccuracies that reduce yield and increase scrap. As the pattern density of many large area applications continues to rise, the Company believes that manufacturers will find it increasingly difficult to achieve acceptable accuracy using traditional phototool processes. The

Company believes that laser direct imaging of large area substrates offers a number of advantages over traditional processes. In particular, laser direct imaging eliminates up to 75% of the steps in the primary imaging process as well as the errors inherent in each of those steps. The Company believes that the resulting process simplification improves productivity, raises yields and reduces scrap costs. However, the Company believes that direct imaging without phototools has historically lacked sufficient throughput to be commercially viable for these applications.

  The Company believes that Etec Polyscan's direct imaging technology could provide a major advance in throughput for large area direct imaging applications, by achieving highly optical efficiencies and image transfer speeds. In addition, the Company intends to exploit technology synergies between Etec Polyscan and its laser-based semiconductor mask pattern generation systems to seek to achieve performance and cost advances in both product lines, and to extend its maskmaking technology to include systems for large area mask pattern generation.

  The Company has never operated in the market segments targeted by Etec Polyscan, and there can be no assurance that Etec Polyscan will be able to develop, manufacture and market its products successfully. There also can be no assurance that any technology synergies will be realized between Etec Polyscan and the Company's laser beam mask pattern generation business or that Etec Polyscan's technology can be integrated into the Company's product development strategy. Etec Polyscan has never shipped a product and has had net operating losses since its inception. The Company expects that Etec Polyscan will continue to experience net operating losses.

CUSTOMERS

  The Company's customers include both captive and commercial (or "merchant") mask shops. Semiconductor manufacturers employ their captive capabilities largely to supply their own requirements for masks, while merchant mask shops sell masks to a variety of semiconductor device manufacturers. Repeat sales to existing customers represent a significant portion of the Company's product revenues, and the Company believes that its installed base of over 155 systems represents a significant competitive advantage. The following semiconductor manufacturers and merchant mask shops have ordered or installed at least $2.0 million of systems, accessories or upgrades from the Company since the beginning of fiscal 1994:

   Align-Rite International Inc.        Photronics, Inc.
   Compugraphics International Ltd.     P.K. Ltd. (formerly Anam S&T Co. Ltd.)
   Dai Nippon Printing Co. Ltd.         Raytheon Company
   DuPont Photomasks, Inc.              Rockwell International Corp.
   Hewlett-Packard Company              Samsung Electronics Co., Ltd.
   Hoya Corporation                     Sharp Corporation
   Hyundai Electronics Industries Co.,
    Ltd.                                Siemens AG
   Intel Corporation                    Sony Corporation
   International Business Machines
    Corporation                         Taiwan Mask Corp.
   Motorola, Inc.                       Toppan Printing Company, Ltd.
   NEC Corporation                      Toshiba Corporation
   Oki Electric Industries Co. Ltd.

  Historically, a significant portion of the Company's revenues in any particular period has been attributable to sales to a limited number of customers. In fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, sales to the Company's ten largest customers accounted for approximately 76%, 74% and 80% of total revenues, respectively. IBM and Toppan Printing accounted for approximately 13% and 12%, respectively, of total revenues in fiscal 1994. DuPont, Dai Nippon Printing and Photronics accounted for approximately 14%, 14% and 12%, respectively, of total revenues in fiscal 1995. Dai Nippon Printing and Photronics accounted for approximately 19% and 18%, respectively, of total revenues in the nine months ended April 30, 1996. No other customer accounted for more than 10% of total revenues during those periods. Sales are generally made on a purchase order basis, and none of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. The loss of any significant customer or any reductions or delays in orders by a significant customer could have a materially adverse effect on the Company. See "Risk Factors--Concentration of Customers; Limited Concurrent Selling Opportunities."

SALES AND MARKETING

  Etec markets and distributes its products directly into its primary markets, which consist of North America, Japan, South Korea and Europe. The Company maintains sales offices in California, Japan, France and South Korea. Customers in Southeast Asia, China and India are currently covered by sales representatives, with assistance from the sales and marketing staff in California. The Company's agreements with its sales representatives are terminable upon 90 days' notice by either party.

  Because of the significant investment required to purchase Etec's systems and their highly technical nature, the sales process is complex, requiring interaction with several levels of the customer's organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the sales cycle can be as long as 12 to 18 months. Purchase decisions are generally made at a high level within the customer's organization, and the sales process involves broad participation across the Etec organization, from the Chief Executive Officer to the engineers who designed the product.

  The first step in the sales process is to establish clearly the customer's requirements and to identify the best product to meet such requirements. The marketing department works closely with members of the engineering, manufacturing and customer support departments in this process. Once the customer's needs are identified and the sales objective is established, a cross-functional sales team is formed under the coordination of the sales department that may include members from sales, marketing, customer support, engineering and manufacturing to establish a sales strategy. Execution of the sales strategy often involves detailed customer demonstrations of the system's performance in order to match the system to the customer's requirements. The marketing staff also develops the Company's promotional and pricing strategy.

  Sales to customers in countries outside of the United States have accounted for a significant portion of the Company's revenues. The Company effects sales in Japan through its wholly-owned subsidiary, Etec Japan. Customer orders for MEBES equipment received by Etec Japan are placed through Kanematsu Corporation ("KG Japan") and its United States affiliate ("KG USA"), which in turn orders the equipment from Etec. KG Japan receives a commission and provides interim financing to Etec Japan covering the period between KG USA's payments to Etec and the customer's payments to Etec Japan. The Company's laser products were sold in Japan and the Far East by a distributor until April 1995, when the Company began direct sales and marketing of laser beam systems in that region. As part of that transition, the Company agreed to pay the distributor a percentage of revenue for each CORE and ALTA system sold in the defined sales territory for at most the next four years. See Note 12 of Notes to Consolidated Financial Statements.

  As a result of the Company's worldwide distribution and service activities, the Company from time to time has engaged in the distribution of third parties' products to gain insight into new markets. For example, the Company distributes Micrion Corporation's mask repair products in Korea. In December 1994, the Company entered into an exclusive distribution agreement with QC Optics, Inc. ("QC Optics") to distribute and sell QC Optics' laser-based inspection products in Japan, Korea, Taiwan and Singapore. QC Optics' inspection products are used to detect defects in masks, flat panel displays and magnetic media.

BACKLOG

  The Company's backlog for products was approximately $30.1 million, $65.2 million and $142.8 million at July 31, 1994, July 31, 1995 and April 30, 1996, respectively. Etec defines backlog to include only those systems, accessories and upgrades with respect to which a written purchase order or agreement has been received and a delivery schedule has been specified for product shipment over the succeeding 12 months. Cancellations of product purchase orders are subject to penalties, depending upon the time of cancellation. Cancellations prior to 30 days before estimated shipment are generally subject to charges of up to 50% of the purchase price. Cancellations within the 30 days prior to the estimated shipment date are generally prohibited. However, orders have occasionally been subject to rescheduling by the customer without penalty. Accordingly, backlog is not necessarily representative of future sales.

PRODUCT DEVELOPMENT

  Etec invests heavily in research and development, primarily in electron beam and laser beam imaging, high-speed data retrieval, processing and delivery electronics, measurement and positioning systems and software development. Research and development expenses, net of funding under cooperative development agreements, were $5.1 million, $10.5 million and $12.0 million in fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively, representing 7.4%, 12.7% and 12.2% of revenues, respectively.

  The Company has recently adopted a formal product development methodology, employing a product life cycle process. By requiring a common set of specifications, schedules, objectives and terminology throughout the phases of a development project, this process is intended to provide consistency with corporate strategic plans and to facilitate coordination among marketing, engineering, manufacturing and customer support personnel. The development of a product is mapped through four phases: concept and feasibility; development; commercialization; and obsolescence. Each of these four phases can only be initiated by a formal decision by senior management, and the transition from each phase to the next can only occur if key issues have been satisfactorily addressed, such as consistency with the corporate strategy, market and financial analyses, risk assessment, opportunity costs, scheduling and technical specifications.

  Current research and development programs include the development of next-generation pattern generators. Although Etec does not sell direct write systems, it developed direct write, electron beam technology with Department of Defense funding in the 1980s and is utilizing certain aspects of that technology in its efforts to develop tools to support next-generation maskmaking.

  Historically, governmental and private sources have funded a significant portion of Etec's product development efforts. Governmental and quasi-governmental agencies such as the Department of Defense, ARPA and SEMATECH have supported Etec as a primary supplier of pattern-generation technologies to the U.S. semiconductor industry, although such funding declined significantly from fiscal 1994 to fiscal 1996. The aggregate funding from ARPA, SEMATECH and other sources amounted to approximately $16.1 million and $7.3 million for fiscal 1994 and fiscal 1995, respectively, and approximately $725,000 for the first nine months of fiscal 1996. The Company cannot predict whether any such funding will be available to it in future periods.

  SEMATECH provided partial funding for the Company's development of enhancements to its existing electron beam and laser beam products pursuant to cooperative development agreements. Funding pursuant to these agreements amounted to approximately $5.5 million, $1.3 million and $280,000 during fiscal 1994, fiscal 1995 and the first nine months of fiscal 1996, respectively. SEMATECH and its members have the right to obtain a nonexclusive royalty-bearing license from the Company to use the technology developed under the agreements.

MANUFACTURING

  Etec leases a 150,000 square foot design and manufacturing facility for the production of electron beam systems at its headquarters in Hayward, California, and a 60,000 square foot design and manufacturing facility for the production of laser beam systems in Beaverton, Oregon. Management believes that these facilities will be sufficient to satisfy the Company's needs for at least the next eighteen months. The Company manufactures all of its electron beam systems in Hayward and all of its CORE and ALTA laser beam systems in Beaverton. Neither facility is equipped to produce the type of system produced by the other. The Company's subsidiary, Etec Polyscan, also leases an approximately 22,000 square foot facility in Tucson, Arizona. The Company's Hayward facility is located in a seismically active area. Although the Company maintains business interruption insurance, a major catastrophe (such as an earthquake or other natural disaster) at its Hayward or Beaverton sites could result in a prolonged interruption of the Company's business.

  The Company's manufacturing activities consist of fabricating and assembling components and subassemblies, which are then integrated into finished systems and tested for compliance with customer requirements. The Company believes that production lead time, product quality and customer responsiveness are key elements to its success. Accordingly, the Company has implemented a cycle time reduction program that has reduced time to build and improved product quality.

  Historically, the average time required to manufacture a system has been in excess of 52 weeks. The Company has recently reduced its manufacturing cycle time, and manufactured its most recent shipments in less than 30 weeks. However, there can be no assurance that future shipments can be manufactured on similar schedules or that the Company will be able to maintain or further reduce its manufacturing cycle time over a sustained period. The Company's ability to increase its manufacturing capacity in response to any future increase in demand is limited. See "Risk Factors--Limited Manufacturing Capacity."

  Although the Company manufactures some of the components and subassemblies used in its systems, many are purchased from unaffiliated subcontractors, typically to the Company's specifications. None of the Company's suppliers is obligated to provide the Company with any specific quantity of components or subassemblies over any specific period. Most of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. In particular, the Company relies on sole-source suppliers for its MEBES systems' electron beam sources, high-voltage power supplies, certain lasers, lenses and other critical components, each of which is required for the production of the Company's systems. In addition, because the Company believes that subsystem vendors have increased their manufacturing expertise, the Company intends to obtain an increasing percentage of components and subassemblies from third parties, in order to devote its resources toward systems design, software development and systems integration, its primary areas of competence. To date, the Company has generally been able to obtain adequate, timely delivery of critical subassemblies and components, although it has experienced occasional delays. However, some of the Company's suppliers may be unwilling or unable to produce sufficient volumes of key components to keep pace with the demand for the Company's systems and upgrades, or to permit the Company to provide customers with an adequate supply of spare parts. Due to occasional shortfalls in supply, the Company has from time to time attempted to develop and manufacture critical parts and subassemblies. In addition, the Company is attempting to modify product designs to avoid the use of currently obsolete electronic components. For example, certain components in the Company's MEBES systems were designed for the MEBES system architecture, which was developed over 20 years ago. There can be no assurance that delays or shortages caused by suppliers will not occur in the future or that the Company will be successful in developing critical components internally or in modifying product designs to avoid the use of obsolete components. In addition, the ALTA data path and portions of the CORE system contain components that have been or are being discontinued due to obsolescence. Because the manufacture of these components and subassemblies is very complex and requires long lead times, and because alternative sources may not be readily available, there can be no assurance that delays or shortages caused by suppliers will not occur in the future. Any disruption of the Company's supply of critical components and subassemblies could prevent the Company from meeting its manufacturing schedules, which would damage relationships with customers and would have a materially adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Key Suppliers; Availability of Critical Components."

COMPETITION

  The maskmaking equipment industry is highly competitive. The Company believes that the principal competitive factors in this industry are product performance, service, technical support, and overall cost of ownership, including system price, reliability and ease of upgrade. The Company believes that it presently competes favorably with respect to each of these factors. Management also believes that the size of Etec's installed base and the compatibility of its various products provide a significant competitive advantage due to customers' desire for compatible mask layers and data formats. However, the Company believes that to remain competitive, it will require significant financial resources in order to invest in new product development, to introduce next-generation systems on a timely basis, and to maintain customer service and support centers worldwide.

  Management believes that its primary competitors are JEOL and Hitachi. These competitors have substantially greater financial resources than the Company and extensive engineering, manufacturing, marketing and customer service and support capabilities. Some competitors have entered into strategic relationships or alliances with leading semiconductor manufacturers. In particular, the Company believes that Japanese competitors such as Hitachi and JEOL may have longstanding collaborative relationships with Japanese and other Asian semiconductor manufacturers. In the past year, several industry consortia have been formed in Japan to promote the development of maskmaking and direct write technology. Etec expects its present and future competitors to continue to improve the performance of their current systems and to introduce new systems with improved price and performance characteristics. These new systems may compete directly with the Company's systems, which could reduce their market acceptance. Competitive pressures could also result in lower prices and margins, which could materially adversely affect the Company's financial condition and operating results.

PATENTS AND OTHER PROPRIETARY RIGHTS

  Etec holds 44 United States patents expiring on various dates from 1999 through 2012, with corresponding patents and patent applications claiming prior right from U.S. patent applications for most such patents in Japan, South Korea, the European Community and Canada. In the field of electron beam lithography, Etec owns patents and/or patent applications directed to electron guns, ion pumps, particle beam systems, deflection assemblies, calibration and measure processes, and addressing and writing schemes. In the field of laser beam lithography, Etec owns patents and/or patent applications directed to scanning optics, laser pattern generation, and rasterization schemes. Etec also has five pending U.S. patent applications and over 40 pending patent applications in other countries. There can be no assurance that any of these applications will be allowed or that any of the allowed applications will be issued as patents.

  Etec has six registered U.S. trademarks. In addition to patent and trademark protection, the Company relies on the laws of unfair competition, copyright and trade secrets to protect its proprietary rights. The Company has entered into confidentiality and invention assignment agreements with its employees and consultants that are designed to limit access to, and disclosure or use of, the Company's proprietary information.

  Certain important aspects of the Company's systems depend upon licenses granted by third parties. In particular, the Company has licensed the basic technological architecture for MEBES, the Company's family of electron beam systems, as well as certain rights relating to laser beam technology, from AT&T and Patlex Corporation, respectively. The Company's electron beam and laser beam systems incorporate software and hardware licensed from other third parties. The Company also relies on trade secrets and proprietary technology that it seeks to protect through confidentiality agreements with employees, consultants and other parties.

  As is typical in the industry, the Company has from time to time received, and may in the future receive, communications from third parties alleging infringements of patents and other intellectual property rights. No assurance can be given that additional infringement claims by third parties will not be asserted. In the future, litigation may be necessary to defend the Company against alleged infringement of others' rights. Any such litigation could result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its systems, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that, in the future, litigation will not be necessary to enforce the Company's patents or other intellectual property rights.

GOVERNMENTAL REGULATIONS AND INDUSTRY STANDARDS

  The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained or is in the process of obtaining all material environmental permits necessary to conduct its business. The Company currently maintains groundwater monitoring wells on its Hayward, California property, although it may discontinue monitoring due to the recent concurrence of the California Regional Water Quality Board in the Company's proposal to cease groundwater monitoring at the site. See "Risk Factors--Environmental Regulation."

  The Company's products and worldwide operations are subject to numerous governmental regulations designed to protect the health and safety of operators of manufacturing equipment. In particular, recent European Union ("EU") regulations relating to electromagnetic fields, electrical power and human exposure to laser radiation require Certificate Europa ("CE") mark certification for shipments of laser beam and electron beam products into the EU. Prior EU regulations in this area have required the Company to modify its systems for shipment to Europe. The Company's systems currently do not comply with the additional EU regulations which became effective in January 1996, and further EU regulations in this area are scheduled to become effective in January 1997. The Company is currently pursuing product design activities to obtain CE mark certification for its CORE and ALTA laser beam systems and for its next generation of MEBES products, but no such activities are planned with respect to the MEBES 4500. No assurance can be given that the Company will obtain such certification. If the Company is unable to comply with these EU regulations, the Company may be barred from selling its products directly or through its customers to member countries of the EU. In addition, numerous domestic semiconductor manufacturers and independent mask shops, including certain of the Company's customers, have subscribed to voluntary health and safety standards and decline to purchase equipment not meeting such standards. The Company believes that its products currently comply with all material governmental health and safety regulations, except for the EU regulations described above, and with the voluntary industry standards currently in effect. In part because the scope of future regulations and standards cannot be predicted, however, there can be no assurance that the Company will be able to comply with any future regulation or industry standard. Noncompliance could result in governmental restrictions on sales or reductions in customer acceptance of the Company's products. Compliance may also require significant product modifications, potentially resulting in increased costs and impaired product performance. In addition, the composition of the Company's workforce and other aspects of its operations have been subject to extensive governmental regulation due to the Company's provision of services to federal agencies such as ARPA.

  Certain of the Company's products may not be sold outside of the United States except pursuant to an export license from the United States Department of Commerce. While the Company has not experienced significant delays in obtaining such licenses for major markets, there can be no assurance that future sales will not be subject to delay due to export license or other regulatory requirements.

LEGAL PROCEEDINGS

  The Company is not currently involved in any material legal proceedings.

EMPLOYEES

  As of April 30, 1996, Etec had 639 employees, including 142 in research, development and engineering-related functions, 191 in manufacturing and production, 108 in administration, 158 in field service, and 40 in marketing and sales. Etec's foreign offices employed 121 employees, all foreign nationals, as of such date. None of Etec's employees is governed by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

  The Company's financial performance will depend significantly upon the continued contributions of its officers and key management, technical, sales and support personnel, many of whom would be difficult to replace. In addition, the Company believes that certain of its former employees currently provide services or technical support to the Company's customers or competitors. There can be no assurance that the Company will be successful in attracting or retaining qualified personnel.

FACILITIES

  The Company maintains its electron beam system design, development and manufacturing capability at its headquarters located in Hayward, California. The Company leases the Hayward facility under a lease that expires in 2010 unless extended at the Company's option for up to four five-year renewal periods. The Hayward facility consists of two buildings with a total area of 150,000 square feet. The Company recently broke ground for the construction of a 60,000-square-foot administrative building in Hayward, which is expected to be completed in early 1997. The manufacturing building has been custom modified for the production of electron beam systems and includes an 18,500 square foot cleanroom facility, including 20 test cells, for precision assembly and final system testing. The Company also leases general office space in Hayward.

  CORE and ALTA laser systems are manufactured at a facility in Beaverton, Oregon with approximately 60,000 square feet under a lease that expires on June 30, 1999 unless extended at the Company's option for an additional three-year period. The facility includes approximately 5,000 square feet of cleanroom space, including six test cells. The Company also leases sales and service offices in France, Germany, Japan and South Korea. The Company believes its facilities are adequate to support its current needs.

  Etec Polyscan operates an approximately 22,000 square foot facility in Tucson, Arizona under a lease that expires in 2000. This facility is currently under renovation. When this renovation is completed, the facility will include 4,500 square feet of cleanroom space.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

          NAME            AGE                      POSITION
          ----            ---                      --------
Stephen E. Cooper.......   50 Chairman of the Board, President and Chief
                              Executive Officer
Frank E. Abboud.........   36 Vice President, Customer Support
Trisha A. Dohren........   50 Vice President, Human Resources and Administration
Roy A. Earle............   39 Vice President, Operations
Mark A. Gesley..........   40 Vice President, Engineering
Philip J. Koen, Jr......   44 Vice President and Chief Financial Officer
Takeshi (John) Suzuki...   57 President, Etec Japan and Director
Paul A. Warkentin.......   42 Vice President, Marketing
Edward L. Gelbach.......   64 Director
Catherine P. Good-
 rich(1)................   39 Director
Jack H. King(2).........   61 Director
John McBennett(1).......   57 Director
Thomas Michael Trent(2).   50 Director
Robert L. Wehrli(2).....   73 Director

- --------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  Mr. Cooper joined Etec as President and Chief Operating Officer in January 1993 and was named Chief Executive Officer in July 1993. He was initially appointed to the Board of Directors in March 1993 and became Chairman of the Board in April 1995. Before joining Etec, Mr. Cooper served as President and Chief Executive Officer of Bipolar Integrated Technology, a manufacturer of bipolar emitter coupled logic semiconductors, from 1987 to 1990. From 1980 to 1987, Mr. Cooper held various positions, including President and Chief Operating Officer, with Silicon Systems, Inc., a manufacturer of analog/digital semiconductors. From 1973 to 1980, Mr. Cooper held various engineering and management positions at Intel Corporation, including Engineering Manager and Wafer Fabrication Manager. Mr. Cooper holds a B.S.E.E. from the University of California at Santa Barbara. He is also a director of Vivid Semiconductor.

  Mr. Abboud joined Etec in 1985 and has been Vice President, Customer Support since June 1994. He served as manager of electron beam raster scan programs from August 1991 to June 1994. During that time he led several critical product development programs and contracts with SEMATECH for the development of the MEBES IV and MEBES 4000 products. Mr. Abboud received his B.S.E.E. from California State University at Sacramento and his M.S.E.E. from Santa Clara University.

  Ms. Dohren joined Etec as Vice President, Human Resources and Administration in August 1993. Before joining Etec, Ms. Dohren was a human resources executive with Wells Fargo Bank's Wells Electronic Banking Systems from May 1993 to August 1993. From 1991 to February 1993, she served as Regional Human Resources Manager with Brooks Brothers. From 1983 to 1991, Ms. Dohren held various managerial positions including Personnel Manager at Macy's of California. Ms. Dohren attended San Jose State University.

  Mr. Earle joined Etec as Vice President, Operations in October 1995. Before joining Etec, Mr. Earle served as Chief Operating Officer and Plant Manager for Temic Siliconix, a manufacturer of integrated circuits and bipolar discretes, from 1994 to October 1995. He was Senior Director: Tactical Marketing of Temic Siliconix from 1990 to 1994. Mr. Earle served Siliconix, Inc., a semiconductor manufacturer, as Plant Manager from 1989 to 1990 and as Operations Manager from 1988 to 1989. From 1980 to 1988, Mr. Earle held various operations and engineering positions with GE Ceramics and GE Semiconductor. He holds a B.Sc. from University College, Dublin (Ireland), and a M.Sc.Tech. from the University of Sheffield (United Kingdom).

  Dr. Gesley has been Vice President, Engineering of Etec since April 1995. He served as Director of Engineering from January 1995 to April 1995 and as Director of the Company's vector-scan development team from September 1994 to January 1995. Dr. Gesley also served as Program Manager from June 1994 to September 1994. He joined Etec in 1988. Dr. Gesley was a member of the electron beam lithography group at IBM's Thomas L. Watson Research Center from 1985 to 1988, first as a post-doctoral fellow and then as an advisory engineer. He holds a B.A. in Physics from Reed College and a Ph.D. in Applied Physics from the Oregon Graduate Institute of Science and Technology.

  Mr. Koen joined Etec as Vice President, Chief Financial Officer and Treasurer in December 1993. He served as Chief Financial Officer and Vice President Manufacturing of Levolor Corporation, a consumer products manufacturer, from April 1989 to December 1993. From 1980 to 1989, he held several management positions, the last being Director of Business Development, at Baker Hughes, Inc., a manufacturer of oil field service equipment. Mr. Koen holds a B.A. in Economics from Claremont McKenna College and an M.B.A. from the University of Virginia. Mr. Koen is a Certified Public Accountant (inactive status).

  Mr. Suzuki has been a director of Etec since May 1994. Mr. Suzuki has been President and a director of Etec Japan since May 1990. He founded Etec Japan in 1977. Mr. Suzuki has worked in the electronics industry since 1962 and has extensive international trade experience.

  Dr. Warkentin has been Vice President, Marketing of Etec since July 1995, and has served in various other positions, including Vice President, Corporate Development and Beaverton Site Manager. Dr. Warkentin came to Etec through its acquisition of ATEQ in November 1991, where his last position was Director of Development. Dr. Warkentin led a number of product development programs after joining ATEQ in January 1984. Dr. Warkentin holds a B.A. in Physics and Chemistry from the University of California, Santa Cruz and a Ph.D. in Physics from the University of California, San Diego.

  Mr. Gelbach has been a director of Etec since June 1995. He has been a private investor for more than the past five years and also serves as a director of Richey Electronics Inc. and Bell Microproducts. Mr. Gelbach held various positions at Intel Corporation, including Senior Vice President Corporate Marketing, from 1971 to 1989. He held various positions at Texas Instruments, including National Sales Manager, from 1965 through 1971.

  Ms. Goodrich has been a director of Etec since September 1991. From June 1992 to the present, Ms. Goodrich has been self-employed as a financial consultant. From July 1981 to May 1992, Ms. Goodrich held various positions with Oak Management Corp., a venture capital firm. Ms. Goodrich was a general partner of the following venture capital partnerships until May 1992: Oak Investment Partners V from November 1991, Oak Investment Partners IV from November 1988, and Oak Investment Partners III from January 1985. Ms. Goodrich is also a director of Uniphase Corp., Zitel and SanDisk Corporation.

  Mr. King has been a director of Etec since April 1990. He has been President and Chief Executive Officer of Zitel, a manufacturer of high performance storage subsystems, since October 1986. Mr. King was named a director of Zitel in January 1987. Prior to joining Zitel, Mr. King served as President and Chief Executive Officer of Dynamic Disk, Inc., a manufacturer of thin film media, from 1984 to 1986. From 1981 to 1984, he served as President and Chief Operating Officer of Data Electronics, Inc., a cartridge tape drive manufacturer. Mr. King also served as Group President of the Computer Media Group of Memorex Corporation.

  Mr. McBennett has been a director of Etec since December 1994. Mr. McBennett has been the Corporate Controller of Perkin-Elmer, which manufactures analytical instrumentation, since 1977. He has been a corporate officer of Perkin-Elmer since 1993.

  Mr. Trent has been a director of Etec since December 1994. Mr. Trent has been a Vice President of Micron, a semiconductor manufacturer, since 1986. He joined Micron as an integrated circuit design engineer in 1980. Previously, Mr. Trent worked in Motorola, Inc.'s semiconductor research and development department.

  Mr. Wehrli joined the Company's Board of Directors in April 1995. Since 1977, Mr. Wehrli has been owner and Chief Executive Officer of Chronometry, Inc., a consulting firm. Mr. Wehrli has been Chairman of the Board of Siliconix, Inc., a manufacturer of power semiconductors, since 1990, and a director of Siliconix since 1981. He is also a director of PECO Controls Co.

  The Company currently has authorized ten directors. All directors are elected to hold office until the next annual meeting of stockholders of the Company and until their successors have been elected. Officers are elected at the first Board of Directors meeting following the stockholders' meeting at which the directors are elected and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

  The Company has granted to IBM, Grumman and DuPont observer rights to attend meetings of the Company's Board of Directors. Grumman's and DuPont's observer rights expire on December 31, 1996.

  The Board of Directors has a Compensation Committee (consisting of Messrs. King, Trent and Wehrli), which makes recommendations concerning salaries and incentive compensation for employees of the Company and administers the Company's incentive compensation and benefit plans, and an Audit Committee (consisting of Ms. Goodrich and Mr. McBennett) which reviews the results and scope of the audit and other services provided by the Company's independent auditors.

COMPENSATION OF DIRECTORS

  Ms. Goodrich provided consulting services to the Company from July 1993 until July 1995, for which she received a monthly fee of $2,000. In December 1994, Ms. Goodrich was awarded options to purchase 5,000 shares of Common Stock at an exercise price of $0.45 per share. Ms. Goodrich exercised these options in July 1995.

  Each director who is not a Company employee is eligible to receive $1,500 for each Board meeting and $500 for each Board committee meeting attended in person. Directors are also reimbursed for their expenses for each meeting attended in person and are eligible to participate in the Company's 1995 Directors' Stock Option Plan. See "Stock Option Plans" and "Certain Transactions."

EXECUTIVE COMPENSATION

  The following table summarizes all compensation earned by or paid to the Company's Chief Executive Officer and to each of the Company's four most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company during the fiscal year ended July 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                                          LONG-TERM
                                                         COMPENSATION
                                  ANNUAL COMPENSATION       AWARDS
                                  ---------------------  ------------
                                                          SECURITIES        ALL
                                                          UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY($)   BONUS($)    OPTIONS(#)  COMPENSATION($)
- ---------------------------  ---- ----------  ---------  ------------ ---------------
Stephen E. Cooper.......     1995 $  200,655  $  93,698     44,000       $ 2,006(1)
 President and Chief
 Executive Officer
Takeshi (John) Suzuki...     1995    277,610     63,058     16,000        62,710(2)
 President, Etec Japan
Philip J. Koen, Jr......     1995    150,001     68,144     22,000         1,500(1)
 Vice President and
 Chief Financial Officer
Paul A. Warkentin.......     1995    110,001     35,776     12,000         1,100(1)
 Vice President of
 Marketing
Trisha A. Dohren........     1995    105,238     27,258     12,000         1,047(1)
 Vice President, Human
 Resources and
 Administration

- --------
(1) Represents contributions by the Company under its 401(k) plan.
(2) Represents contributions of approximately $50,000 by the Company to a plan which provides for payments to Mr. Suzuki during his retirement, pursuant to an agreement between the Company and Mr. Suzuki entered into in fiscal 1994, and approximately $12,000 for a housing allowance.

  The following tables set forth certain information as of July 31, 1995 and for the fiscal year ended July 31, 1995 with respect to stock options granted to the individuals named in the Summary Compensation Table above. No stock appreciation rights have been granted to date.

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                           ANNUAL RATES
                                                                          OF STOCK PRICE
                                                                         APPRECIATION FOR
                                     INDIVIDUAL GRANTS(1)                 OPTION TERM(2)
                         --------------------------------------------- ---------------------
                         NUMBER OF      % OF
                         SECURITIES TOTAL OPTIONS
                         UNDERLYING  GRANTED TO   EXERCISE
                          OPTIONS   EMPLOYEES IN    PRICE   EXPIRATION
          NAME           GRANTED(#)  FISCAL YEAR  ($/SHARE)    DATE        5%        10%
          ----           ---------- ------------- --------- ---------- ---------- ----------
Stephen E. Cooper.......   44,000          8%       $4.00    6/06/05      540,714    965,247
Takeshi (John) Suzuki...   16,000          3%       $4.00    6/06/05      196,623    350,999
Philip J. Koen, Jr. ....   10,000          2%       $1.70    2/16/05      145,889    242,374
                           12,000          2%       $4.00    6/06/05      147,467    263,249
Paul A. Warkentin.......   12,000          2%       $4.00    6/06/05      147,467    263,249
Trisha A. Dohren........   12,000          2%       $4.00    6/06/05      147,467    263,249

                       OPTION GRANTS IN FISCAL YEAR 1995

- --------
(1) These options have a term of ten years, subject to earlier termination in certain events related to termination of employment. Each of these options was granted at an exercise price equal to the fair market value of the underlying stock on the date of grant, as determined by the Board of Directors. They vest as to 25% of the underlying shares on each anniversary of the date of grant, becoming fully vested on the fourth anniversary of the date of grant.

(2) Based on assumed rates of appreciation from the Company's initial public offering price of $10.00 per share. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's Common Stock. There can be no assurance that any of the values reflected in the table will be achieved.

  AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995 AND FISCAL YEAR-END OPTION
                                    VALUES

                                                       NUMBER OF
                                                      SECURITIES       VALUE OF
                                                      UNDERLYING      UNEXERCISED
                                                      UNEXERCISED    IN-THE-MONEY
                                                      OPTIONS AT        OPTIONS
                                                     FISCAL YEAR-   AT FISCAL YEAR-
                                                       END(#)(1)       END($)(2)
                         SHARES ACQUIRED    VALUE    EXERCISABLE/    EXERCISABLE/
          NAME           ON EXERCISE(#)  REALIZED($) UNEXERCISABLE   UNEXERCISABLE
- ------------------------ --------------- ----------- ------------- -----------------
Stephen E. Cooper.......     20,000      $25,000.00  42,500/81,500 $405,875/$622,125
Takeshi (John) Suzuki...        --              --   13,334/16,000    127,340/96,000
Philip J. Koen, Jr......     33,333       41,666.25       0/88,667         0/791,670
Paul A. Warkentin.......        --              --   15,124/44,663   144,434/383,932
Trisha A. Dohren........        --              --   14,167/47,833   135,295/414,205

- --------
(1) Includes unexercisable options granted effective as of June 1995, as follows: Mr. Cooper, 44,000; Mr. Koen, Dr. Warkentin and Ms. Dohren, 12,000; and Mr. Suzuki, 16,000.
(2) There was no public trading market for the Common Stock at July 31, 1995. Accordingly, these values have been calculated on the basis of the Company's initial public offering price of $10.00 per share, minus the exercise price.

EMPLOYMENT AGREEMENTS AND TERMINATION AGREEMENTS

  None of the executive officers named in the Summary Compensation Table has an employment agreement with the Company, except that Mr. Cooper is entitled to six months' salary continuance if the Company terminates his employment at its discretion, and Mr. Koen and Ms. Dohren are each entitled to 26 weeks of salary continuance if the Company terminates such employees other than for cause.

STOCK OPTION PLANS

  As of April 30, 1996, options to purchase an aggregate of 1,424,830 shares of Common Stock were outstanding under the Company's 1990 Executive Stock Plan, 1990 Employee Stock Option Plan, 1994 Employee Stock Option Plan, 1995 Omnibus Incentive Plan and 1995 Directors' Stock Option Plan, at exercise prices ranging from $0.45 to $17.88 per share. Options to purchase 39,403 shares granted under the nonstatutory stock option agreements for former holders of ATEQ securities were also outstanding as of such date, at an average exercise price of $0.45. The weighted average exercise price of the foregoing options was $3.25. As of April 30, 1996, 746,193 shares of Common Stock were available for future issuance under the above plans.

  1995 Omnibus Incentive Plan. The 1995 Omnibus Incentive Plan of the Company (the "1995 Plan") was adopted by the Company's Board of Directors in July 1995 and approved by the stockholders in September 1995, and became effective upon the consummation of the Company's initial public offering.

  The 1995 Plan provides for awards in the form of restricted shares, stock units, stock appreciation rights ("SARs") and options. Options issued under the 1995 Plan may take the form of incentive stock options ("ISOs") intended to qualify for preferential tax treatment under section 422 of the Internal Revenue Code (the "Code"), and nonstatutory stock options ("NSOs") that do not qualify for such treatment. A total of 1,000,000 shares of Common Stock have been reserved for issuance under the 1995 Plan.

  The 1995 Plan is administered by the Compensation Committee of the Board of Directors, which is comprised of directors of the Company who are disinterested within the meaning of Rule 16b-3 of the Exchange Act. The Board of Directors may appoint another committee, which may consist of any two or more members of the Board of Directors, to administer the 1995 Plan with respect to employees who are not officers or directors. Subject to the limitations set forth in the 1995 Plan, the applicable committee has the authority to determine to whom options will be granted or shares will be sold or awarded and to determine the terms and conditions of each grant, sale or award. Options and rights to purchase shares under the 1995 Plan are nontransferable.

  Employees and consultants of the Company are eligible for awards under the Plan, except that only employees are eligible for the grant of ISOs. No participant may be granted options covering more than 100,000 shares under the 1995 Plan in any calendar year, and no participant may be awarded more than 100,000 SARs under the 1995 Plan in any calendar year.

  Vesting of restricted shares, stock units, SARs or stock options will be specified in individual agreements. Stock options become immediately exercisable in the event of death or total and permanent disability, and vesting of stock options may be accelerated in the event of a merger, consolidation or sale of substantially all of the assets of the Company that constitutes a change in the control of the Company, or in the event of the employee's retirement or any other event determined by the administering committee.

  The committee may grant options that are exercisable prior to becoming vested, subject to the Company's right to repurchase unvested shares.

  The exercise price of NSOs granted under the 1995 Plan may vary in accordance with a predetermined formula. The exercise price of an ISO cannot be less than 100% of the fair market value of the Common Stock on the date of grant and, if the ISO is granted to a holder of more than 10% of the voting power of the Company, not less than 110% of such fair market value. The maximum term of an ISO is 10 years and, if the ISO is granted to a holder of more than 10% of the voting power of the Company, five years.

  At April 30, 1996, options to purchase 452,496 shares had been granted under the 1995 Plan, and an additional 547,504 shares are available for future grants. If any restricted shares, stock units or options granted under the 1995 Plan are forfeited, or if options or SARs terminate prior to exercise, then they will again become available for awards under the 1995 Plan. The 1995 Plan automatically terminates 10 years from the date of shareholder approval.

  1995 Directors' Stock Option Plan. The 1995 Directors' Stock Option Plan of the Company (the "1995 Directors' Plan") was approved by the Board of Directors in June 1995 and approved by the stockholders in September 1995. The purpose of this plan is to allow the Company to recruit and retain qualified outside directors to serve on the Company's Board of Directors.

  Under the 1995 Directors' Plan, each director of the Company who is not an employee of the Company (and who is not precluded by his or her employer from receiving such grant) will receive a one-time grant of options to purchase 8,000 shares of the Company's Common Stock upon first joining the Board of Directors (or, in the case of the Board members serving as of the plan's adoption, upon the original grant of options under the plan by the Board of Directors). Thereafter, each non-employee director will receive, during his or her tenure as a director, annual grants of options covering 3,000 shares upon each anniversary of such director's initial grant of options. To date, options to purchase 38,000 shares have been granted under the 1995 Directors' Plan, and an additional 112,000 shares are available for future grants.

  Under the 1995 Directors' Plan, each option's exercise price is 100% of the fair market value of the underlying shares on the grant date. One-time grants vest in two installments, with half of the shares vesting immediately and the other half vesting upon the first anniversary of the grant date; however, after the Company becomes a reporting company under the Exchange Act, then half of the shares will vest six months after the grant date and the other half will vest on the first anniversary of the grant date. Annual grants of 3,000 options vest on the first anniversary of the grant date.

  Other Plans. The Company's 1994 Employee Stock Option Plan of Etec Systems, Inc. (the "1994 Plan") was adopted by the Company's Board of Directors in June 1994, and subsequently approved by the stockholders. The 1994 Plan provides for the grant of both ISOs and NSOs. Selected employees, directors, officers and consultants of the Company are eligible for the grant of NSOs. Only employees are eligible for the grant of ISOs. Options granted under the 1994 Plan generally vest over a four-year period. The 1994 Plan was amended in July 1995 to provide that options become immediately exercisable in the event of death or total and permanent disability. The 1994 Plan is administered by the Company's Compensation Committee. Under the 1994 Plan, options to purchase 442,621 shares of Common Stock were outstanding at April 30, 1996, with an additional 721 shares available for future grants.

  The 1990 Employee Stock Option Plan of Etec (the "1990 Plan") was adopted by the Company's Board of Directors in March 1990, and subsequently approved by its stockholders. The 1990 Plan was amended in November 1991. The 1990 Plan provides for the grant of both ISOs and NSOs. Selected employees, directors, officers and consultants of the Company are eligible for the grant of NSOs. Only employees are eligible for the grant of ISOs. Options granted under the 1990 Plan generally vest over a four-year period. Under the 1990 Plan, options to purchase 386,930 shares of Common Stock were outstanding at April 30, 1996, with an additional 50,270 shares available for future grants. The 1990 Plan is administered by the Compensation Committee.

  The 1990 Executive Stock Plan of Etec (the "Executive Stock Plan") was adopted by the Company's Board of Directors in March 1990, and subsequently approved by its stockholders. The Executive Plan provides for direct sales or awards of stock and for the grant of both ISOs and NSOs. Only executive employees of the Company are eligible for the grant of options or for sales or awards of shares under the Executive Stock Plan. Options granted under the Executive Stock Plan vested ratably over three years on August 1, 1991, August 1, 1992 and August 1, 1993, subject to performance targets. Under the Executive Stock Plan, options to purchase 104,783 shares of Common Stock were outstanding at April 30, 1996, with an additional 20,408 shares available for future grants. The Executive Stock Plan is administered by the Company's Compensation Committee.

  In connection with the Company's acquisition of ATEQ, options to purchase Common Stock were issued to holders of options to purchase ATEQ Common Stock and to the management employees of ATEQ under nonstatutory stock option agreements. All options granted under these agreements are currently exercisable.

EMPLOYEE STOCK PURCHASE PLAN

  The 1995 Employee Stock Purchase Plan of Etec Systems, Inc. (the "ESPP") was approved by the Board of Directors of the Company in July 1995 and approved by the stockholders in September 1995. The ESPP provides employees of the Company with the opportunity to purchase Common Stock through payroll deductions. A total of 500,000 shares of Common Stock has been reserved for issuance, of which 13,934 shares had been issued as of April 30, 1996. All employees are eligible to participate in the ESPP.

  Eligible employees may participate by authorizing payroll deductions of up to 10% of their cash compensation. Amounts withheld will be applied at the end of every six-month accumulation period to purchase shares of Common Stock, but not more than 250 shares per accumulation period. The value of Common Stock that may be purchased by any participant in a calendar year is limited to $25,000. Participants may withdraw their contributions at any time before stock is purchased.

  The purchase price of Common Stock is determined as being 85% of the lower of (i) the market price of the Common Stock immediately before the beginning of the applicable offering period or (ii) the market price of Common Stock at the time of the purchase. In general, the offering period is 18 months long, but a new offering period begins every six months. Thus up to three offering periods may be in effect at the same time. An offering period continues to apply to a participant for the full 18 months, unless the market price of the Common Stock is lower when a subsequent offering period begins. In that event, the subsequent offering period automatically becomes the applicable period for purposes of determining the purchase price.

SENIOR MANAGEMENT INCENTIVE PLAN

  Senior management employees who hold key positions are selected by the Company's Board of Directors to participate in the Company's Senior Management Incentive Plan ("SMIP"). Bonus ranges are established based on the position of the employee and computed as a percentage of the employee's salary. A performance goal based on the Company's return on net capital employed is set by the Board of Directors and the amount of the bonus is calculated based on the employees bonus range and the performance of the Company compared with the performance goal.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Nevada General Corporation Law (the "Nevada Law") permits a corporation's Articles of Incorporation to limit the liability of its directors or officers for monetary damages for breach of their fiduciary duty as directors or officers, except for liability (i) for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or (ii) for unlawful payment of dividends or unlawful stock repurchases or redemptions. The Company's Articles of Incorporation limit the liability of the Company's directors and officers to the fullest extent permitted by the Nevada Law.

  The Nevada Law also permits a corporation to indemnify each of its directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with a threatened or pending suit or proceeding arising out of such person's status as a director and officer, so long as he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to a criminal proceeding, had no reason to believe that his or her conduct was unlawful. The Company's Articles of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Nevada Law. The Company has entered into separate indemnification agreements with its directors and executive officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers and to advance expenses that they may incur in any proceeding as to which they are entitled to be indemnified. The Company also maintains directors' and officers' liability insurance covering all of its directors and executive officers against liabilities arising out of their service as directors or officers.

  The Company believes that the indemnification and insurance arrangements described above will enable it to continue to attract and retain qualified individuals to serve as directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors, consisting of Messrs. King, Trent and Wehrli, makes recommendations concerning salaries incentive compensation for the Company's employees and administers its incentive compensation and benefit plans. Mr. King is the President and Chief Executive Officer and a director of Zitel. In connection with the LBO, the Company sold Zitel 10,000 shares of Series B Preferred Stock at a price of $100 per share. Such shares converted at the Company's option into 205,128 shares of Common Stock upon the consummation of the Company's initial public offering. In addition, the Company paid Zitel approximately $590,000 in 1994 under a technology transfer agreement. Mr. Trent is Vice President of Micron. In connection with the LBO, the Company sold Micron 50,000 shares of Series B Preferred Stock at a price of $100 per share. Such shares converted at the Company's option into 1,025,640 shares of Common Stock upon the consummation of the Company's initial public offering. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

  Sales of Preferred Stock. From March 1990 through December 1994, the Company issued shares of its Preferred Stock in private transactions, as follows:
260,000 shares of Series B Preferred Stock at a price of $100 per share in connection with the LBO in March 1990; 81,278 shares of Series C Preferred Stock in connection with the ATEQ acquisition in November 1991; and 50,000 shares of Series D Preferred Stock to IBM in January 1994 in exchange for the cancellation of approximately $7.1 million in principal and accrued interest on a note from the Company. In July 1995 the Company entered into an agreement with IBM and Perkin-Elmer, under which the Company exchanged three senior subordinated notes owed to IBM and Perkin-Elmer in the aggregate principal plus interest amount of approximately $19.7 million for 105,641 shares of Series B Preferred Stock and two new senior subordinated notes that were repaid out of the proceeds of the Company's IPO. In July 1995, the Company also issued 75,753 shares of Series E Preferred Stock in satisfaction of the Company's obligation to repurchase the minority interest in Etec Japan. Upon the consummation of the Company's IPO, each share of Series B Preferred Stock, Series C Preferred Stock Series D Preferred Stock and Series E Preferred Stock was converted into approximately 20.51 shares of Common Stock. The purchasers of the Preferred Stock included the following holders of more than 5% of each class of the Company's Preferred Stock, determined immediately prior to the conversion of the Preferred Stock into Common Stock, and entities associated with the Company's directors:

                                                           SHARES
                                             -----------------------------------
                                             SERIES B SERIES C SERIES D SERIES E
                                             -------- -------- -------- --------
   IBM......................................  90,251      --    50,000      --
   Perkin-Elmer............................. 115,390      --       --       --
   DuPont...................................  50,000      --       --       --
   Grumman..................................  50,000      --       --       --
   Micron...................................  50,000      --       --       --
   Zitel....................................  10,000      --       --       --
   Asset Management Associates 1984.........     --     4,103      --       --
   CH Partners III..........................     --    10,651      --       --
   Hambrecht & Quist(1).....................     --     8,370      --       --
   Institutional Venture Partners...........     --    13,245      --       --
   Oak Investment Partners III..............     --     6,818      --       --
   Sequoia Capital IV.......................     --     5,799      --       --
   Kanematsu Corporation....................     --       --       --    22,902
   Japan Associated Finance Co., Ltd........     --       --       --    52,851

- --------
(1) Includes 4,156 shares of Series C Preferred Stock purchased by H&Q Ventures IV; 4,156 shares purchased by H&Q Ventures International C.V.; and 58 shares purchased by five other entities affiliated with Hambrecht & Quist.

  The above stockholders have certain rights to have their Company securities registered under the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Capital Stock--Registration Rights."

  IBM. IBM has been a customer of the Company. See "Business--Customers." In 1990, in return for a license of certain technology, the Company issued a $10.0 million subordinated note to IBM. In January 1994, IBM exchanged $5.0 million of the note's principal balance and approximately $2.1 million in accrued interest for 50,000 shares of the Company's Series D Preferred Stock. In February 1995, in connection with the Company's sale and leaseback transaction, the note was amended to extend the payment schedule and to condition the Company's obligation to make payments on the achievement of certain operating cash flow and cash balance tests. The Company also agreed to make certain prepayments in accordance with an excess cash sharing agreement.

  In July 1995, IBM exchanged its senior subordinated note for 40,251 shares of Series B Preferred Stock and a new subordinated convertible note with a principal amount of approximately $1.6 million. Such note was repaid out of the proceeds of the Company's initial public offering.

  In connection with the LBO, the Company licensed certain technology from IBM and IBM agreed to purchase two systems employing the licensed technology. IBM placed a purchase order for these systems and advanced the Company approximately $6.0 million toward its purchase commitment in fiscal 1992. In fiscal 1994, IBM canceled its purchase order for the two systems, at which time the Company had incurred approximately $2.9 million in manufacturing costs for the relevant systems. In fiscal 1995, the Company and IBM agreed (i) to apply $2.4 million of the $6.0 million advance toward the purchase of a CORE system, (ii) that the Company would purchase an older system from IBM for $200,000, (iii) that the Company would be entitled to the remaining $3.4 million, (iv) that the Company released IBM from its obligation to purchase two systems employing the licensed technology, and (v) that IBM released the Company from claims relating to the alleged failure of an ALTA 3000 system that IBM had ordered from the Company to achieve certain performance specifications by an agreed date.

  In connection with an agreement for services provided in conjunction with the Company's research and development contract with ARPA/NAVAIR, the Company paid IBM approximately $400,000, $1.8 million and $800,000 during fiscal 1993, 1994 and 1995, respectively.

  In 1990, the Company agreed to lease software and computer equipment from IBM under an agreement which expired in November 1995. The aggregate amount of payments over the lease's term was approximately $285,000.

  Perkin-Elmer. In March 1990, the Company issued its Series A Payment-in-Kind Preferred Stock (the "Series A Preferred Stock") and a $6.0 million senior subordinated note to Perkin-Elmer in partial payment of the purchase price in the LBO. The principal of the note was reduced to $4.4 million in December 1991, in settlement of purchase price adjustments for the LBO. In July 1992, the Company redeemed all outstanding shares of Series A Preferred Stock for $250,000 in cash and a $5.8 million senior subordinated note.

  In February 1995, in connection with the Company's sale and leaseback transaction, both senior subordinated notes held by Perkin-Elmer were amended in a manner similar to the amendment of the IBM subordinated note, as described above.

  In July 1995, Perkin-Elmer exchanged its senior subordinated notes for 65,390 shares of Series B Preferred Stock and a new subordinated convertible note with a principal amount of approximately $2.0 million. This note was repaid out of the proceeds of the Company's initial public offering.

  Grumman. In March 1990, the Company entered into a purchase agreement with Grumman pursuant to which the Company committed to purchase specified quantities of components from Grumman upon achieving certain sales levels. In fiscal 1992, Grumman billed the Company $1.4 million under this agreement. The Company disputed the appropriateness of this billing, but paid Grumman $1.0 million in fiscal 1993. Grumman continued to maintain that the Company had not satisfied its obligations under the agreement. During fiscal 1995, the Company and Grumman entered into an agreement under which Grumman released the Company from all obligations under the 1990 inventory purchase agreement and the Company issued to Grumman a warrant to purchase 150,000 shares of the Company's Common Stock at an exercise price of $1.70 per share.

  Zitel. Zitel has been a supplier of memory boards and subsystems to the Company. In 1994, the Company purchased approximately $590,000 of pattern memory boards, beam sequencers and other related materials from Zitel.

  DuPont. DuPont has been a customer of the Company. See "Business-- Customers." DuPont has also supplied masks to the Company for use by the Company in developing products. In 1995 and the first nine months of fiscal 1996, the Company purchased approximately $200,000 and $183,000, respectively, of photomasks from DuPont.

  Other. In September 1993, the Company sold 50,000 shares of Common Stock to Stephen E. Cooper, the Company's President and Chief Executive Officer, for a purchase price of $0.45 per share. Mr. Cooper executed a promissory note in the amount of the purchase price; the note is payable over a ten-year period in semi-annual installments. The Company also granted Mr. Cooper options to purchase a total of 100,000 shares of Common Stock in January and December 1993 at an exercise price of $0.45 per share, of which he exercised 23,000 in 1995, and options to purchase 44,000 shares at an exercise price of $4.00 per share in June 1995, of which none has been exercised.

  The Company has granted certain of its other named executive officers and directors stock options with exercise prices below the public offering price, as follows: Trisha Dohren, a total of 50,000 shares in 1993 and 1994 at an exercise price of $0.45 and 12,000 shares in 1995 at an exercise price of $4.00; Philip Koen, Jr., 100,000 shares in 1993 at an exercise price of $0.45, and 10,000 shares at an exercise price of $1.70 and 12,000 shares at an exercise price of $4.00 in 1995; John Suzuki, 13,333 shares in 1991 at an exercise price of $0.45 and 16,000 in 1995 at an exercise price of $4.00; Paul Warkentin, 45,568 shares in 1991, 1993 and 1994 at an exercise price of $0.45, 2,216 shares in connection with the acquisition of ATEQ in 1991 at an exercise price of $0.01, and 12,000 shares in 1995 at an exercise price of $4.00; Edward Gelbach and Robert Wehrli, 8,000 shares in 1995, under the 1995 Directors' Stock Option Plan, at exercise prices of $1.70 and $4.00; Jack King and Catherine Goodrich, 8,000 shares in 1995 at exercise prices of $1.70 and $4.00 and 3,000 shares in 1996 at an exercise price of $12.125, under the 1995 Directors' Stock Option Plan; and all directors and executive officers as a group, 2,216 shares at an exercise price of $0.01, 208,901 shares at an exercise price of $0.45, 34,000 shares at an exercise price of $1.70, 44,000 shares at an exercise price of $4.00, and 6,000 shares at an exercise price of $12.125. Some of the above options have been exercised.

  Effective July 31, 1995, the Company repurchased shares of Etec Japan's common stock held by John Suzuki, a director of the Company and President of Etec Japan, for approximately 35.4 million Japanese yen (approximately $400,000 as of July 31, 1995).

  Upon his retirement as Chief Executive Officer in July 1993, Charles Minihan entered into a three-year consulting agreement with the Company providing for payments of $650 per day of service, up to 100 days per year. In connection with his retirement from the Board of Directors in March 1995, the Company entered into a one-year consulting agreement providing for aggregate payments to Mr. Minihan of $90,000 and loaned him $30,000 toward the payment of the exercise price of his outstanding options. This loan was forgiven in July 1995.

  The Company believes that the foregoing transactions were in its best interests. It is the Company's current policy that it will enter into transactions with officers, directors, five percent stockholders and their affiliates only if such transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

  For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of April 30, 1996, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers, (iv) all directors and executive officers of the Company as a group, and (v) the other Selling Stockholders.

                                        SHARES                      SHARES
                                     BENEFICIALLY                BENEFICIALLY
                                      OWNED PRIOR     NUMBER      OWNED AFTER
                                    TO OFFERING(1)      OF        OFFERING(2)
                                   -----------------  SHARES   -----------------
PRINCIPAL STOCKHOLDERS              NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
- ----------------------             --------- ------- --------- --------- -------
International Business Machines
 Corporation.....................  2,876,940  15.9%  1,209,119 1,667,821   8.8%
 Old Orchard Road
 Armonk, NY 10504
The Perkin-Elmer Corporation.....  2,366,971  13.1%    872,437 1,494,534   7.9%
 761 Main Avenue
 Norwalk, CT 06859
Grumman Aerospace Corporation(3).  1,175,640   6.5%    636,543   539,097   2.8%
 c/o Northrop Grumman Corporation
 2301 West 120th Street
 Hawthorne, CA 90250
Micron Technology, Inc...........  1,025,640   5.7%    205,128   820,512   4.3%
 8000 S. Federal Way
 Boise, ID 83707
DuPont Photomasks, Inc. .........  1,025,640   5.7%          0 1,025,640   5.4%
 1007 Market Street
 Wilmington, DE 19898

DIRECTORS AND EXECUTIVE OFFICERS
- --------------------------------
Frank E. Abboud(4)...............     32,762     *           0    32,762     *
Stephen E. Cooper(5).............    174,715     *      30,000   144,715     *
Roy A. Earle.....................          0   --            0         0   --
Philip J. Koen, Jr.(6)...........     72,166     *           0    72,166     *
Trisha A. Dohren(7)..............     31,333     *           0    31,333     *
Edward L. Gelbach(8).............     18,000     *           0    18,000     *
Mark A. Gesley(9)................     13,504     *      10,000     3,504     *
Catherine P. Goodrich(10)........     18,000     *           0    18,000     *
Jack H. King(11)(16).............      8,000     *           0     8,000     *
John McBennett(12)...............          0   --            0         0   --
Takeshi (John) Suzuki(13)........     30,667     *           0    30,667     *
Thomas Michael Trent(14).........          0   --            0         0   --
Paul A. Warkentin(15)............     29,028     *           0    29,028     *
Robert L. Wehrli(16).............      8,000     *           0     8,000     *
All directors and executive
 officers as a group (14
 persons)(17)....................    436,175   2.4%     40,000   396,175   2.1%

                                            SHARES                  SHARES
                                         BENEFICIALLY            BENEFICIALLY
                                          OWNED PRIOR   NUMBER    OWNED AFTER
                                        TO OFFERING(1)    OF      OFFERING(2)
                                        --------------- SHARES  ---------------
OTHER SELLING STOCKHOLDERS              NUMBER  PERCENT OFFERED NUMBER  PERCENT
- --------------------------              ------- ------- ------- ------- -------
Asset Management Associates 1984.......  84,164     *    34,123  50,041     *
John G. Balletto.......................  39,404     *    15,976  23,428     *
William E. Boeing, Jr.(18).............  64,670     *    25,845  38,825     *
Cable & Howse Investment Partners(19).. 222,127   1.2%   90,058 132,069     *
Charles River Partnership V............  80,040     *    32,451  47,589     *
CIGNA Mezzanine Partners II, L.P....... 258,936   1.4%   86,310 172,626     *
Connecticut General Life Insurance
 Company............................... 176,072     *    58,690 117,382     *
Joseph P. Donahue......................  65,782     *    40,462  25,320     *
Stephen Emmanuele(20)..................  33,792     *    13,792  20,000     *
Foreign & Colonial Enterprise Trust
 PLC...................................  33,128     *    13,431  19,697     *
Hambrecht & Quist(21).................. 171,709     *    40,000 131,709     *
Institutional Venture Partners(22)..... 271,794   1.5%  110,193 161,601     *
Charles Minihan........................ 129,650     *    79,375  50,275     *
O'Donnell & Masur, L.P. ...............  62,789     *    25,457  37,332     *
Oak Investment Partners III............ 139,856     *    56,702  83,154     *
Orien I, L.P. .........................  49,805     *    20,193  29,612     *
R.A. Properties, Ltd. .................  64,164     *    26,014  38,150     *
Robert L. Smith(23)....................  35,070     *    35,070       0    --
Union Venture Corporation..............  62,789     *    25,457  37,332     *
Venrock Associates(24).................  78,666     *    31,894  46,772     *
Vista II Limited Partnership...........  58,646     *    23,777  34,869     *
Richard Worthington(25)................  39,356     *    20,000  19,356     *
Zitel Corporation...................... 205,128   1.1%  111,065  94,063     *
Other Selling Stockholders(26)......... 260,596   1.4%  120,438 140,158     *

- --------
* Less than 1%.

 (1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

 (2) Shares outstanding after the offering include $10.0 million of Common Stock to be purchased by Intel upon consummation of this offering (289,855 shares, assuming an offering price of $34.50), and 73,221 shares issued to Selling Stockholders for sale in this offering upon the exercise of options.

 (3) Includes 150,000 shares issuable upon exercise of warrants.

 (4) Includes 30,512 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

 (5) Includes 63,000 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

 (6) Includes 38,833 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

 (7) Includes 21,333 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

 (8) Includes 8,000 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

 (9) Includes 11,921 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(10) Includes 8,000 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(11) Excludes 205,128 shares held by Zitel. Mr. King, as President, Chief Executive Officer and a director of Zitel, may be deemed to share voting and investment power with respect to such shares.

(12) Excludes 2,366,971 shares held by Perkin-Elmer, of which Mr. McBennett is an officer. Mr. McBennett has indicated to the Company that he does not have or share voting or dispositive power over such shares.

(13) Includes 17,334 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(14) Excludes 1,025,640 shares held by Micron, of which Mr. Trent is a Vice President. Mr. Trent has indicated to the Company that he does not have or share voting or dispositive power over such shares.

(15) Includes 29,013 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(16) Represents shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(17) Includes 243,946 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(18) Consists of 64,183 shares beneficially owned by Mr. Boeing, of which 25,358 are being offered, and 487 shares beneficially owned by Boeing Oregon Mesabi Trust of which Mr. Boeing is Co-Trustee, of which shares 487 are being offered.

(19) Consists of 218,481 shares beneficially owned by CH Partners III, of which 86,412 are being offered; 2,748 shares beneficially owned by Cable & Howse Investment Partners, of which 2,748 are being offered; and 898 shares beneficially owned by CH Partners II, of which 898 are being offered.

(20) Includes 13,792 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(21) Consists of 85,251 shares beneficially owned by H&Q Ventures IV, of which 39,693 are being offered; 307 shares beneficially owned by H&Q Ventures III, of which 307 are being offered; and 85,251 shares, 348 shares, 328 shares, 143 shares and 61 shares beneficially owned by H&Q Ventures International C.V., Hamquist, H&Q Investors, Hamco Capital Corp. and H&Q Alliance Fund, respectively.

(22) Consists of 267,712 shares beneficially owned by Institutional Venture Partners III, of which 106,111 are being offered, and 4,082 shares beneficially owned by Institutional Venture Management III, of which 4,082 are being offered.

(23) Includes 18,403 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(24) Consists of 54,297 shares beneficially owned by Venrock Associates, of which 24,369 are being offered, and 24,369 shares beneficially owned by Venrock Associates II, L.P., of which 7,525 are being offered.

(25) Includes 19,146 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

(26) Consists of 40 individuals and institutions, each of whom beneficially owns less than 0.20% of the Company's outstanding Common Stock prior to the offering. Beneficial ownership prior to the offering includes an aggregate of 25,227 shares subject to stock options exercisable on April 30, 1996 or within 60 days thereafter.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share.

COMMON STOCK

  As of April 30, 1996, there were 18,075,037 shares of Common Stock outstanding held by approximately 330 stockholders of record.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company, subject to the prior rights of any Preferred Stock then outstanding. Holders of Common Stock have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue from time to time additional shares of Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

  As of April 30, 1996, warrants to purchase 376,997 shares of Common Stock were outstanding. These consist of the following: warrants to purchase 150,000 shares exercisable at $1.70 per share which were issued to Grumman in April 1995 pursuant to a settlement agreement and which expire on March 4, 2010; warrants to purchase 212,418 shares exercisable at $0.45 per share which were issued in connection with the sale and leaseback of the Company's Hayward property and which expire on November 15, 2003; and warrants to purchase 1,064 shares and 13,515 shares which expire on October 14, 1996 and October 14, 2001, respectively.

  Concurrently with the completion of this offering, Intel will receive warrants to purchase shares of Common Stock equal in number to 15% of the shares purchased by Intel for $10.0 million. See "Investment by Intel." The warrants will become exercisable only if Intel's purchases of products and services from the Company during the succeeding four years exceed certain thresholds, or upon the occurrence of certain other conditions. The warrants' exercise price will be equal to the price per share paid by Intel for the shares purchased concurrently with the completion of this offering.

REGISTRATION RIGHTS

  Following this offering, the holders of 9,209,242 shares of Common Stock, (including the shares of Common Stock sold to Intel concurrently herewith) and the holders of warrants to purchase 212,418 shares of Common Stock, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares (the "Registrable Shares") under the Securities Act. Two years after the completion of this offering, Intel will be entitled to request that the Company file a registration statement under the Securities Act covering the resale of some or all of its Registrable Shares subject to certain conditions. The Company is required to bear all costs associated with such registration.

  In addition, if the Company proposes to register any of its securities under the Securities Act for its own account, the holders of Registrable Shares are entitled to notice of such registration and are entitled to include Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. The Company is required to bear all costs associated with such registration.

  The shares offered herein by the Selling Stockholders are in exercise of the registration rights of the Selling Stockholders. All other registration rights have either been waived or been limited by the underwriters.

  In addition, holders of 1,195,565 Registrable Shares have the right commencing October 23, 1996 to request the Company to file a registration statement covering such shares or the resale of such shares. The Company is required to bear all costs associated with such registration.

NEVADA ANTI-TAKEOVER LAWS AND CERTAIN CHARTER PROVISIONS

  Nevada's "Combination with Interested Stockholders Statute," which applies to Nevada corporations having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," (b) any consolidation, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation, or (c) any issuance or transfer of shares of the corporation or its subsidiaries having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the corporation's voting stock. Stockholders who owned 10% or more of the corporation's stock on January 1, 1991 are exempt.

  A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, then after the three-year period expires, the combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the higher of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

  Nevada's "Control Share Acquisition Statute" prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The statute specifies three thresholds:

at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. If the stockholders fail to restore voting rights to the acquiror, then the corporation may, if so provided in its Articles of Incorporation or By-Laws, call certain of the acquiror's shares for redemption. The Company's Articles of Incorporation and By-Laws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Control Share Acquisition Statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute). The Control Share Acquisition Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada.

  The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "--Preferred Stock," may have the effect of delaying or deterring a change in the control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made regarding the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. As described below, the number of shares available for sale shortly after this offering will be limited due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.

  Upon completion of this offering, the Company will have outstanding 18,864,892 shares of Common Stock (assuming that Intel's concurrent purchase of shares occurs at a price of $34.50 per share and assuming no exercise of options and warrants to purchase 1,841,230 shares). Of these, 9,573,850 shares of Common Stock (including the 4,600,000 shares being sold hereby) will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. The remaining 9,291,042 shares held by existing stockholders (the "Restricted Shares") were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration such as Rules 144 or 701 under the Securities Act.

  Of the Restricted Shares, 48,347 are held by three officers and one director of the Company who have agreed not to sell, directly or indirectly, any shares owned by them for a period of 60 days from the date of this Prospectus, 22,448 are held by certain stockholders that have agreed in connection with the Company's initial public offering not to sell, directly or indirectly, any shares owned by them until July 20, 1996 and 8,669,475 are held by certain other stockholders (including the Company's remaining officers and directors and the Selling Stockholders) who have agreed not to sell, directly or indirectly, any shares owned by them until January 20, 1997 (collectively, the "Lock-up Restrictions") without prior written consent of the Company and Robertson, Stephens & Company. Of the remaining 550,772 Restricted Shares not subject to the Lock-up Restrictions, 2,811 are eligible for immediate sale in the public market in reliance on Rule 144(k), 8,106 shares are eligible for sale, subject to the restrictions of Rule 144 and Rule 701 and 539,855 will become eligible for sale upon satisfaction of certain requirements under Rule 144 including the holding period requirements which presently will not be satisfied prior to February 1998.

  Commencing July 20, 1996, upon the expiration of Lock-up Restrictions (or earlier upon the consent of the Company and Robertson, Stephens & Company), 5,286 Restricted Shares will become eligible for sale without restriction in reliance on Rule 144(k), and 17,162 Restricted Shares will become eligible for sale subject to the restrictions of Rule 144 and Rule 701. Commencing 60 days after the offering, upon the expiration of Lock-up Restrictions (or earlier upon the consent of the Company and Robertson, Stephens & Company), 38,347 additional Restricted Shares will become eligible for sale subject to the restrictions of Rule 144 and Rule 701. Commencing January 20, 1997, upon the expiration of Lock-up Restrictions (or earlier upon the consent of the Company and Robertson, Stephens & Company) 1,095,255 additional Restricted Shares will become eligible for sale without restriction in reliance on Rule 144(k), and 5,518,565 Restricted Shares will become eligible for sale subject to the restrictions of Rule 144.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 189,832 shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of the Company's initial public offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before its initial public offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

  The Company has filed Registration Statements on Form S-8 covering the resale of 2,815,930 shares of Common Stock which are reserved for issuance under the Company's 1995 Omnibus Incentive Plan, 1994 Employee Stock Option Plan, 1995 Directors' Stock Option Plan, 1990 Executive Stock Plan, 1990 Employee Stock Plan, and 1995 Employee Stock Purchase Plan, including, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available, thus permitting the resale of shares in the public market without restriction under the Securities Act. As of April 30, 1996, options to purchase 1,424,830 shares were outstanding under the Company's 1995 Omnibus Incentive Plan, 1994 Employee Stock Option Plan, 1990 Executive Stock Plan, 1990 Employee Stock Plan, and 1995 Directors' Stock Option Plan, and as of April 30, 1996, 13,934 shares had been purchased under the Company's Employee Stock Purchase Plan. In addition, the Company has filed a Registration Statement on Form S-8 covering the resale of 44,288 shares of Common Stock which are reserved for issuance upon exercise of warrants to purchase Common Stock. These warrants were originally issued in connection with the Company's acquisition of ATEQ in 1991, and as of April 30, 1996, 30,770 shares of Common Stock have been issued upon exercise of such warrants and are available for resale in the public market.

  Certain other holders of Restricted Shares have the right to cause the company to register the sale of their shares under the Securities Act. If such registration rights are exercised, the shares can be sold without any holding period or sales volume limitation under the Securities Act. See "Description of Capital Stock--Registration Rights."

  The holders of certain additional shares of Common Stock will be entitled to cause the Company to register the sale of such shares under the Securities Act, subject in some cases to the lock-up agreements described above. The registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock-- Registration Rights."

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC and Needham & Company, Inc. (the "Representatives"), have severally agreed with the Company and the Selling Stockholders subject to the terms and conditions of the underwriting agreement, to purchase from the Company and the Selling Stockholders the numbers of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased:

                                                                        NUMBER
          UNDERWRITER                                                  OF SHARES
          -----------                                                  ---------
     Robertson, Stephens & Company LLC ...............................
     Needham & Company, Inc...........................................
                                                                       ---------
       Total.......................................................... 4,600,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession of not in excess of $   per
share, of which $   per share may be reallowed to other dealers. After
commencement of the public offering, the public offering price, concession and reallowance to dealers may be varied by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of the Prospectus.

  The Company has granted the Underwriters the option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 690,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of the Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to such option, to sell such shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  The Company and the Selling Stockholders have severally agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  Except for the Common Stock to be sold in this offering, the Company has agreed not to offer, sell or dispose of any Common Stock or any rights to acquire Common Stock, subject to certain exceptions, prior to the expiration of 60 days from the date of this Prospectus, without the prior written consent of Robertson, Stephens & Company LLC. Three officers and one director of the Company holding an aggregate of approximately 48,347 shares have agreed not to offer, sell or otherwise dispose in the public market of their shares of Common Stock owned at the time of this offering during a period of 60 days following the date of this Prospectus, and certain stockholders of the Company holding an aggregate of 22,448 shares have agreed in connection with the Company's initial public offering not to sell, directly or indirectly, any shares owned by them until July 20, 1996, and certain other stockholders (including the remaining officers and directors of the Company and Selling Stockholders) holding an aggregate of 8,669,475 shares have agreed not to sell any shares owned by them until January 20, 1997, without the prior written consent of the Company and Robertson, Stephens & Company LLC. See "Shares Eligible for Future Sale."

  The Representatives have informed the Company that they do not intend to sell the Common Stock to any accounts over which they have discretionary authority.

  The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company and certain of the Selling Stockholders by Pillsbury Madison & Sutro LLP, San Francisco, California, and for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California. A member of Pillsbury Madison & Sutro LLP is the Secretary of the Company.

                                    EXPERTS

  The financial statements of Etec Systems, Inc. as of July 31, 1994 and July 31, 1995, and for each of the three years in the period ended July 31, 1995 and the financial statements of Polyscan, Inc. as of March 31, 1995 and for the year then ended, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

  Effective April 10, 1995, Price Waterhouse LLP was engaged as the Company's principal independent accountants. Prior to April 10, 1995, KPMG Peat Marwick LLP ("KPMG") had been the Company's independent accountants. The decision to change independent accountants was approved by the Company's Board of Directors. In the period from August 1, 1993 through April 9, 1995 KPMG issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, no adverse opinions or disclaimers of opinion on any of the Company's financial statements, and there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. KPMG has not audited or reported on any of the Company's financial statements or information included in this Prospectus. Prior to April 10, 1995 the Company had not consulted with Price Waterhouse LLP on items which involved the Company's accounting principles or the form of audit opinion to be issued on the Company's financial statements.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission.

                               ETEC SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
ETEC SYSTEMS, INC.
Report of Independent Accountants.........................................   F-2
Consolidated Balance Sheets at July 31, 1994, July 31, 1995 and April 30,
 1996 (unaudited).........................................................   F-3
Consolidated Statements of Operations for the years ended July 31, 1993,
 1994 and 1995 and for the nine months ended April 30, 1995 and 1996
 (unaudited)..............................................................   F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended July 31, 1993, 1994 and 1995 and for the nine months ended April
 30, 1996 (unaudited).....................................................   F-5
Consolidated Statements of Cash Flows for the years ended July 31, 1993,
 1994 and 1995 and for the nine months ended April 30, 1995 and 1996
 (unaudited)..............................................................   F-6
Notes to Consolidated Financial Statements................................   F-7
POLYSCAN, INC.
Report of Independent Accountants.........................................  F-23
Balance Sheets at March 31, 1995 and January 31, 1996 (unaudited).........  F-24
Statements of Operations and Accumulated Deficits for the year ended March
 31, 1995 and for the ten months ended January 31, 1996 (unaudited).......  F-25
Statements of Cash Flows for the year ended March 31, 1995 and for the ten months ended January 31, 1996 (unaudited)................................  F-26
Notes to Financial Statements.............................................  F-27
PRO FORMA FINANCIAL STATEMENTS (Unaudited)
Pro Forma Consolidated Statement of Operations for the year ended July 31,
 1995 with explanatory notes thereon......................................  F-32
Pro Forma Consolidated Statement of Operations for the nine months ended
 April 30, 1996 with explanatory notes thereon............................  F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Etec Systems, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Etec Systems, Inc. and its subsidiaries at July 31, 1994, and July 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Jose, California
August 21, 1995

                               ETEC SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         JULY 31,                     PRO FORMA
                                     ------------------   APRIL 30,   APRIL 30,
                                       1994      1995       1996        1996
                                     --------  --------  ----------- -----------
ASSETS                                                   (UNAUDITED) (UNAUDITED)
Current assets:
  Cash and cash equivalents........  $  6,571  $ 23,638   $ 28,031    $ 38,031
  Marketable securities............       --        --      12,965      12,965
  Accounts receivable, less
   allowance for doubtful accounts
   of $1,436, $1,270 and $1,156....    20,216    24,572     40,638      40,638
  Inventory........................    21,685    24,238     44,032      44,032
  Prepaid expenses and other cur-
   rent assets.....................     1,329     1,972      1,151       1,151
  Deferred tax assets..............       659       944     16,345      16,345
                                     --------  --------   --------    --------
  Total current assets.............    50,460    75,364    143,162     153,162
Property, plant and equipment, net.     8,140     6,474     10,288      10,288
Other assets.......................     4,182     4,146      4,032       4,632
                                     --------  --------   --------    --------
                                     $ 62,782  $ 85,984   $157,482    $168,082
                                     ========  ========   ========    ========
LIABILITIES, MANDATORILY REDEEMABLE
 CONVERTIBLE PREFERRED STOCK, AND
 COMMON STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Current maturities of long-term
   debt............................  $ 12,441  $  5,386   $  1,336    $  1,336
  Accounts payable.................     7,098     6,575     13,380      13,380
  Accrued and other liabilities....    23,324    38,671     51,052      51,052
  Taxes payable....................     1,413     1,517      3,342       3,342
                                     --------  --------   --------    --------
    Total current liabilities......    44,276    52,149     69,110      69,110
Long-term debt, less current
 portion...........................    31,251    16,866      7,625       7,625
Deferred gain on sale of asset.....       --      6,015      5,682       5,682
Other liabilities..................     1,523     1,972      1,688       1,688
                                     --------  --------   --------    --------
    Total liabilities..............    77,050    77,002     84,105      84,105
                                     --------  --------   --------    --------
Minority interest..................     7,711       --         --          --
                                     --------  --------   --------    --------
Mandatorily redeemable convertible
 preferred stock...................    54,362    76,397        --          --
                                     --------  --------   --------    --------
Commitments and Contingencies (Note
 11)
Common stockholders' equity
 (deficit):
  Common Stock, par value $0.01 per
   share; 20,000,000 shares
   authorized at July 31, 1994 and
   1995, 30,000,000 shares
   authorized at April 30, 1996;
   and 711,171, 910,402 and
   18,075,037 issued and
   outstanding and 18,364,892 pro
   forma...........................         7         9        181         184
  Warrants.........................       --        562        496       1,096
  Additional paid-in capital.......       324       400    123,176     133,173
  Notes receivable from
   stockholders....................       (89)      (55)       (47)        (47)
  Cumulative translation
   adjustment......................     1,528     2,936         70          70
  Accumulated deficit..............   (78,111)  (71,267)   (50,499)    (50,499)
                                     --------  --------   --------    --------
    Total common stockholders'
     equity (deficit)..............   (76,341)  (67,415)    73,377      83,977
                                     --------  --------   --------    --------
                                     $ 62,782  $ 85,984   $157,482    $168,082
                                     ========  ========   ========    ========

   The accompanying notes are an integral part of these financial statements.

                               ETEC SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             NINE MONTHS ENDED
                                   YEARS ENDED JULY 31,          APRIL 30,
                                 --------------------------  ------------------
                                   1993     1994     1995      1995      1996
                                 --------  -------  -------  --------  --------
                                                                (UNAUDITED)
Revenue:
  Products.....................  $ 31,650  $40,731  $51,395  $ 38,143  $ 73,983
  Services.....................    26,932   27,979   31,521    22,902    24,052
                                 --------  -------  -------  --------  --------
                                   58,582   68,710   82,916    61,045    98,035
                                 --------  -------  -------  --------  --------
Cost of revenue:
  Cost of products.............    25,450   25,559   27,015    20,756    37,606
  Cost of services.............    16,488   17,670   20,604    14,666    16,794
                                 --------  -------  -------  --------  --------
                                   41,938   43,229   47,619    35,422    54,400
                                 --------  -------  -------  --------  --------
Gross profit...................    16,644   25,481   35,297    25,623    43,635
                                 --------  -------  -------  --------  --------
Operating expenses:
  Research, development and
   engineering.................    11,034    5,102   10,497     6,952    11,991
  Write-off of in-process
   technology acquired.........       --       --       --        --      6,269
  Selling, general and
   administrative..............    10,049   10,803   13,397     9,194    14,973
                                 --------  -------  -------  --------  --------
                                   21,083   15,905   23,894    16,146    33,233
                                 --------  -------  -------  --------  --------
Income (loss) from operations..    (4,439)   9,576   11,403     9,477    10,402
Interest expense...............    (5,880)  (5,115)  (4,238)   (3,369)   (1,462)
Other income (expense), net....       789      (71)     175       (97)    2,143
                                 --------  -------  -------  --------  --------
Income (loss) before income tax
 provision (benefit), minority
 interest and extraordinary
 items.........................    (9,530)   4,390    7,340     6,011    11,083
Income tax provision (benefit).     1,500    2,316    2,289     1,600   (11,063)
Minority interest in earnings
 of subsidiary.................       379      462      527       393       --
                                 --------  -------  -------  --------  --------
Income (loss) before
 extraordinary items...........   (11,409)   1,612    4,524     4,018    22,146
Extraordinary gain (loss) on
 early extinguishment of debt..       --       --     5,412       --       (300)
                                 --------  -------  -------  --------  --------
Net income (loss)..............   (11,409)   1,612    9,936     4,018    21,846
Accretion of mandatorily
 redeemable convertible
 preferred stock...............     2,740    2,946    3,092     2,319     1,078
                                 --------  -------  -------  --------  --------
Net income (loss) attributable
 to Common Stockholders........  $(14,149) $(1,334) $ 6,844  $  1,699  $ 20,768
                                 ========  =======  =======  ========  ========
Per share data:
  Income (loss) before
   extraordinary items.........  $  (0.94) $  0.12  $  0.31  $   0.28  $   1.25
  Extraordinary gain (loss)....       --       --      0.37       --      (0.02)
                                 --------  -------  -------  --------  --------
  Net income (loss)............  $  (0.94) $  0.12  $  0.68  $   0.28  $   1.23
                                 ========  =======  =======  ========  ========
Weighted average common shares.    12,168   14,008   14,594    14,594    17,750
                                 ========  =======  =======  ========  ========

   The accompanying notes are an integral part of these financial statements.

                               ETEC SYSTEMS, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                            COMMON STOCK              ADDITIONAL            CUMULATIVE
                          -----------------            PAID-IN     NOTES    TRANSLATION ACCUMULATED
                            SHARES   AMOUNT WARRANTS   CAPITAL   RECEIVABLE ADJUSTMENT    DEFICIT    TOTAL
                          ---------- ------ --------  ---------- ---------- ----------- ----------- --------
Balance at July 31,
 1992...................     642,544 $   6  $   --     $    270    $ (72)     $   724    $(62,628)  $(61,700)
Issuance of Common
 Stock..................       1,473   --       --            3       (3)         --          --         --
Payments on notes
 receivable.............         --    --       --          --        14          --          --          14
Cumulative translation
 adjustment.............         --    --       --          --       --           260         --         260
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 redemption value.......         --    --       --          --       --           --       (2,740)    (2,740)
Net loss................         --    --       --          --       --           --      (11,409)   (11,409)
                          ---------- -----  -------    --------    -----      -------    --------   --------
Balance at July 31,
 1993...................     644,017     6      --          273      (61)         984     (76,777)   (75,575)
Issuance of Common
 Stock..................      67,154     1      --           29      (23)         --          --           7
Payments on notes
 receivable.............         --    --       --           22       (5)         --          --          17
Cumulative translation
 adjustment.............         --    --       --          --       --           544         --         544
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 redemption value.......         --    --       --          --       --           --       (2,946)    (2,946)
Net income..............         --    --       --          --       --           --        1,612      1,612
                          ---------- -----  -------    --------    -----      -------    --------   --------
Balance at July 31,
 1994...................     711,171     7      --          324      (89)       1,528     (78,111)   (76,341)
Issuance of Common
 Stock..................     199,231     2      --           76      --           --          --          78
Issuance of warrants....         --    --       562         --       --           --          --         562
Payments on notes
 receivable.............         --    --       --          --        34          --          --          34
Cumulative translation
 adjustment.............         --    --       --          --       --         1,408         --       1,408
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 redemption value.......         --    --       --          --       --           --       (3,092)    (3,092)
Net income..............         --    --       --          --       --           --        9,936      9,936
                          ---------- -----  -------    --------    -----      -------    --------   --------
Balance at July 31,
 1995...................     910,402     9      562         400      (55)       2,936     (71,267)   (67,415)
Stock offering
 (unaudited)............   4,471,667    45      --       40,696      --           --          --      40,741
Shares issued in
 conjunction with the
 Polyscan acquisition
 (unaudited)............     350,000     4      --        3,496      --           --          --       3,500
Issuance of warrants
 (see Note 5)
 (unaudited)............         --    --     1,031         --       --           --          --       1,031
Exchange of Ateq stock
 for Common Stock
 (unaudited)............      66,915   --       --          --       --           --          --         --
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock
 (unaudited)............         --    --       --          --       --           --       (1,078)    (1,078)
Conversion of
 Mandatorily Redeemable
 Convertible Preferred
 Stock (unaudited)......  11,747,057   118      --       77,357      --           --          --      77,475
Payments on notes
 receivable (unaudited).         --    --       --          --         8          --          --           8
Cumulative translation
 adjustment (unaudited).         --    --       --          --       --        (2,866)        --      (2,866)
Issuance under stock
 plans (unaudited)......      93,988     1      --          134      --           --          --         135
Exercise of warrants
 (unaudited)............     435,008     4   (1,097)      1,093      --           --          --         --
Net income (unaudited)..         --    --       --          --       --           --       21,846     21,846
                          ---------- -----  -------    --------    -----      -------    --------   --------
Balance at April 30,
 1996 (unaudited).......  18,075,037 $ 181  $   496    $123,176    $ (47)     $    70    $(50,499)  $ 73,377
                          ========== =====  =======    ========    =====      =======    ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ETEC SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                           NINE MONTHS ENDED
                                YEARS ENDED JULY 31,           APRIL 30,
                              ---------------------------  -------------------
                                1993     1994      1995      1995      1996
                              --------  -------  --------  --------  ---------
                                                              (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)........... $(11,409) $ 1,612  $  9,936  $  4,018  $  21,846
 Adjustments to reconcile
  net income (loss) to net
  cash (used in) provided by
  operating activities:
   Extraordinary (gain) loss
    on early extinguishment
    of debt..................      --       --     (5,412)      --         300
   Write-off of in-process
    technology acquired......      --       --        --        --       6,269
   Depreciation and
    amortization.............    4,605    3,790     2,951     2,456      2,165
   Deferred taxes............     (547)    (103)     (442)     (580)   (15,401)
   Provision for doubtful
    accounts.................      950       74       --        100        --
   Minority interest in
    earnings of subsidiary...      379      462       527       393        --
   Changes in assets and
    liabilities:
     Accounts receivable.....    5,506   (4,676)   (2,745)   (3,374)   (19,512)
     Inventory...............    5,466    7,890    (3,217)      516    (17,473)
     Prepaid expenses and
      other assets...........      595   (1,347)      (18)    1,785      1,216
     Accounts payable........   (3,865)  (2,703)   (1,178)   (4,726)     6,786
     Accrued and other
      liabilities............   10,346   (1,425)    8,697     2,430      9,285
                              --------  -------  --------  --------  ---------
     Net cash (used in)
      provided by operating
      activities.............   12,026    3,574     9,099     3,018     (4,519)
                              --------  -------  --------  --------  ---------
Cash flows from investing
 activities:
 Purchase of marketable
  securities, net............      --       --        --        --     (12,965)
 Loan to Polyscan, Inc, net
  and other..................      --       --       (825)      --        (637)
 Proceeds from sale of
  plant......................      --       --     10,969    10,969        --
 Capital expenditures for
  property and equipment.....     (656)  (1,957)   (2,915)   (1,365)    (7,947)
                              --------  -------  --------  --------  ---------
   Net cash provided by (used
    in) investing activities.     (656)  (1,957)    7,229     9,604    (21,549)
                              --------  -------  --------  --------  ---------
Cash flows from financing
 activities:
 Repayment of debt and
  capital leases.............   (5,208)  (2,850)   (6,169)   (6,126)   (13,099)
 Financing from (repayment
  to) a related party........     (834)     507     6,219    (2,575)     3,497
 Proceeds from issuance of
  Common Stock...............       14       24       112        88     40,884
                              --------  -------  --------  --------  ---------
   Net cash provided by (used
    in) financing activities.   (6,028)  (2,319)      162    (8,613)    31,282
                              --------  -------  --------  --------  ---------
 Effect of exchange rate
  changes on cash............      (27)      39       577       674       (821)
                              --------  -------  --------  --------  ---------
 Net change in cash and cash
  equivalents................    5,315     (663)   17,067     4,683      4,393
 Cash and cash equivalents
  at beginning of the
  period.....................    1,919    7,234     6,571     6,571     23,638
                              --------  -------  --------  --------  ---------
 Cash and cash equivalents
  at the end of the period... $  7,234  $ 6,571  $ 23,638  $ 11,254  $  28,031
                              ========  =======  ========  ========  =========
Supplemental disclosures of
 cash flow information:
 Cash paid during the period
  for interest............... $  3,431  $ 3,827  $  3,342  $  2,840  $   1,552
                              ========  =======  ========  ========  =========
 Cash paid during the period
  for income taxes........... $    462  $ 2,559  $  2,831  $  2,439  $   2,513
                              ========  =======  ========  ========  =========
Supplemental schedule of
 noncash financing
 activities:
 Conversion of Senior
  subordinated debt into
  mandatorily redeemable
  convertible preferred
  stock...................... $    --   $ 7,099  $ 10,564  $    --   $     --
                              ========  =======  ========  ========  =========
 Conversion of mandatorily
  redeemable convertible
  preferred stock to Common
  Stock...................... $    --   $   --   $    --   $    --   $  77,475
                              ========  =======  ========  ========  =========
 Acquisition of
  substantially all assets
  and certain liabilities of
  Polyscan, Inc. in exchange
  for 350,000 shares of
  Common Stock............... $    --   $   --   $    --   $    --   $   3,500
                              ========  =======  ========  ========  =========


   The accompanying notes are an integral part of these financial statements

                              ETEC SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

  Etec Systems, Inc. (the "Company") designs, develops, manufactures, markets and services electron beam and laser beam pattern generation equipment for the semiconductor industry. The Company has operations in the United States, Japan, Korea, Germany and France. The Company operates in one industry segment.

 Certain Equity Transactions

  The pro forma presentation reflects the issuance of 289,855 new shares (assuming a purchase price equal to the closing stock price on May 30, 1996, which was $34.50), to an investor in the fourth quarter of fiscal 1996 and the commitment to issue warrants to purchase additional shares of Common Stock equal in number to 15% of the shares purchased at an exercise price equal to the price of the shares purchased. The pro forma effect of this transaction is unaudited and has been reflected on the accompanying consolidated balance sheet at April 30, 1996. See Note 14.

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Accounts denominated in foreign currencies are translated using the foreign currencies as the functional currencies. Assets and liabilities of foreign operations are translated to U.S. dollars at current rates of exchange and revenue and expenses are translated using weighted average rates. Gains and losses from foreign currency translations are included as a separate component of stockholders' equity (deficit). Foreign currency transactions gains and losses are included as a component of other income (expense), net. Such gains and losses have not been significant.

  For the purposes of presentation, the Company has indicated its interim fiscal periods as ending on April 30, 1995 and 1996. As the Company's annual fiscal period is accounted for on a 52-53 week year, the interim period financial statements included herein represent interim results through April 28, 1995 and April 26, 1996, respectively.

  These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from those estimates.

 Interim Results (Unaudited)

  The accompanying balance sheet at April 30, 1996 and the statements of operations, stockholders' equity and cash flows for the nine-month periods ended April 30, 1995 and April 30, 1996, are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results for the interim periods. The results of operations and cash flows for the interim periods are not necessarily indicative of the results to be expected for any interim period or for the year ending July 31, 1996.

 Revenue Recognition

  Product revenue is generally recognized upon shipment. A provision for installation and estimated future warranty costs is recorded at the time revenue is recognized. Revenue associated with retrofitting machines is generally recognized upon completion of the retrofit. Service revenue is deferred and is recognized on a straight-line basis over the service period of the related contract.

                              ETEC SYSTEMS, INC.

 Cash Equivalents and Marketable Securities

  The Company considers all highly liquid debt instruments having a maturity of three months or less on the date of purchase to be cash equivalents.

  The Company has classified all investments as available for sale. Investments classified as available for sale are recorded at fair value and any temporary difference between an investment's cost and its fair value is recorded as a separate component of stockholders' equity.

  At April 30, 1996, the fair value of the Company's investments approximated cost. At April 30, 1996, $21.0 million of investments are included in cash and cash equivalents on the balance sheet. The investment portfolio at April 30, 1996 is comprised of investments in commercial paper, money market funds, U.S. Government obligations, and corporate debentures.

  The Company manages its cash equivalents and short-term investments in a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.

 Inventory

  Inventory is stated at the lower of cost or market, with cost being determined under the first-in, first-out method.

 Depreciation and Amortization

  Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years for furniture, fixtures, and equipment. Assets held under capital leases are amortized using the straight-line method over the shorter of their estimated useful life of three to five years or the term of the related lease. Leasehold improvements are amortized over the term of the related lease or the estimated useful life, if shorter.

 Capitalization of Software

  The Company capitalizes substantially all costs related to the purchase of software and its implementation which include purchased software, hardware, consulting fees, and use of certain specified Company resources. As of April 30, 1996, $1.6 million of the software had been capitalized and is included in machinery and equipment.

 Research, Development and Engineering

  Research, development and engineering costs are expensed as incurred. As more fully described in Note 8, the Company is party to certain research and development contracts which provide for partial funding of certain research, development and engineering costs. Amounts funded under these contracts, which are generally best efforts contracts, are recognized as cost is incurred. In the aggregate, the Company has received funding of approximately $11.0 million, $16.1 million and $7.3 million during the year ended July 31, 1993, 1994 and 1995, respectively and $6.7 million and $725,000 for the nine months ended April 30, 1995 and 1996, respectively. The Company has recorded approximately $9.3 million, $13.9 million and $6.1 million of this funding as an offset to research, development and engineering costs during the year ended July 31, 1993, 1994 and 1995 and $5.5 million and $725,000 during the nine months ended April 30, 1995 and 1996. The Company has recorded approximately $1.7 million, $2.2 million and $1.2 million, respectively, as an offset to selling, general and administrative expenses during the year ended July 31, 1993, 1994 and 1995.

                              ETEC SYSTEMS, INC.

 Income Taxes

  The Company accounts for income taxes in accordance with the liability approach.

 Off-Balance Sheet Risk and Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, marketable securities and accounts receivable. The Company places its temporary cash investments and marketable securities with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party.

  The Company's accounts receivable are derived primarily from sales to customers located in the U.S., Europe, and the Far East. The Company performs ongoing credit evaluations of its customers. Additionally, prior to shipment of systems, the Company receives payment of a significant portion of the system sales price. Write-offs during the periods presented have been insignificant.

  Sales to the Company's ten largest customers accounted for approximately 79%, 76%, 74% and 80% of revenues in fiscal 1993, fiscal 1994, fiscal 1995 and the nine months ended April 30, 1996.

  At July 31, 1994, outstanding receivables from three customers represented 20%, 14% and 13%, respectively, of the Company's accounts receivable. At July 31, 1995, outstanding receivables from two customers represented 29% and 28%, respectively, of the Company's accounts receivable. At April 30, 1996, outstanding receivables from four customers represented 21%, 21%, 20% and 10%, respectively, of the Company's accounts receivable.

 Net Income (Loss) Per Share

  Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares for the nine months ended April 30, 1996 consist of stock options and warrants using the treasury stock method except when antidilutive. Common equivalent shares for the years ending July 31, 1993, 1994 and 1995 and the nine months ended April 30, 1995 consist of common stock issuable upon the conversion of the Company's Series B, C, D and E mandatorily redeemable convertible preferred stock using the as if converted method and the exercise of stock options and warrants using the treasury stock method, except when antidilutive. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares relating to stock options and warrants using the treasury stock method, and the mandatorily redeemable convertible preferred stock using the as if converted method, issued subsequent to July 31, 1994 through the IPO date, are included in the computation of net income (loss) per share for the years ending July 31, 1993, 1994 and 1995 and the nine months ended April 30, 1995, as if they were outstanding for the entire period.

                              ETEC SYSTEMS, INC.

NOTE 2--BALANCE SHEET COMPONENTS:

                                                      JULY 31,
                                                   ----------------   APRIL 30,
                                                    1994     1995       1996
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
                                                         (IN THOUSANDS)
     Inventory:
       Purchased parts............................ $ 4,127  $ 5,703    $13,253
       Work-in-process............................  11,398   10,855     20,309
       Finished parts and assemblies..............   6,160    7,680     10,470
                                                   -------  -------    -------
                                                   $21,685  $24,238    $44,032
                                                   =======  =======    =======
     Property, plant and equipment:
       Land....................................... $   863  $   --     $   --
       Buildings..................................   4,102      693      1,849
       Machinery and equipment....................  11,964   14,938     18,768
                                                   -------  -------    -------
                                                    16,929   15,631     20,617
       Less accumulated depreciation..............  (8,789)  (9,157)   (10,329)
                                                   -------  -------    -------
                                                   $ 8,140  $ 6,474    $10,288
                                                   =======  =======    =======
     Accrued and other liabilities:
       Customer advances.......................... $ 3,785  $12,898    $22,107
       Accrued employee costs.....................   3,355    4,362      4,699
       Accrued warranty and installation..........   2,459    2,960      4,982
       Deferred service revenue...................   2,510    1,066        629
       Payable to related party...................   3,550    8,936     11,405
       Other accrued liabilities..................   7,665    8,449      7,230
                                                   -------  -------    -------
                                                   $23,324  $38,671    $51,052
                                                   =======  =======    =======

NOTE 3--LONG-TERM DEBT:

                                                        JULY 31,
                                                     ---------------  APRIL 30,
                                                      1994    1995      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
                                                           (IN THOUSANDS)
     Long-term debt:
       Senior secured notes payable................  $24,864 $18,706   $8,961
       Senior subordinated notes payable to Perkin-
        Elmer......................................   11,683   1,979      --
       Senior subordinated note payable to IBM.....    7,145   1,567      --
                                                     ------- -------   ------
       Total debt..................................   43,692  22,252    8,961
       Less current maturities.....................   12,441   5,386    1,336
                                                     ------- -------   ------
                                                     $31,251 $16,866   $7,625
                                                     ======= =======   ======

 Senior Secured Notes Payable

  The senior secured notes payable of approximately $9.0 million bears interest at 10.65% per annum which is payable quarterly. The note is secured by substantially all of the Company's assets. The note is payable in installments over the next four fiscal years. The terms of the senior secured note payable require

                              ETEC SYSTEMS, INC.

the Company to comply with certain financial and restrictive covenants including maintenance of certain financial ratios and minimum net worth criteria and restrictions on capital expenditures, indebtedness and dividends. The Company was in compliance with the covenants as of April 30, 1996.

  In February 1995, as part of a sale and leaseback of its Hayward, California facility, the Company entered into an excess cash sharing agreement with the holders of the senior secured notes. This agreement required that the Company make an annual prepayment on its senior secured notes equal to 50% of its "excess cash," which, as defined in the agreement, is based on the Company's financial performance during the fiscal year and its cash balance at the end of the year. At July 31, 1995, there was no payment due under this agreement. The $5.0 million prepayment on the Company's senior secured debt in January 1996 satisfied any excess cash payment that would have been due under the agreement at July 31, 1996.

  Minimum annual repayments of the senior secured notes payable are as follows (in thousands):

     Three months ending July 31, 1996.................................. $  191
     Fiscal year ending:
       1997.............................................................  1,832
       1998.............................................................  2,750
       1999.............................................................  2,750
       2000.............................................................  1,438
                                                                         ------
                                                                         $8,961
                                                                         ======

 Senior Subordinated Notes Payable

  In July 1995, IBM and Perkin-Elmer, holders of the Company's senior subordinated notes payable and mandatorily redeemable convertible preferred stock, exchanged approximately $7.1 million and $12.6 million of their senior subordinated notes and accrued interest for 40,251 and 65,390 shares, respectively, of Series B mandatorily redeemable convertible preferred stock and approximately $1.6 million and $2.0 million, respectively, of senior subordinated notes payable. These notes bore interest at 12% and 10.3%, respectively. As a result of this transaction, the Company recorded an extraordinary gain, net of tax, of approximately $5.4 million. In computing the gain, management estimated that the fair value of the senior subordinated notes at the date of the exchange was approximately $14.2 million reflecting the present value of future obligations discounted at approximately 15% to 16%. The discount rate reflects management's estimate of fair market rates for high yield, private debt issuances at the time. The fair value of the debt resulted in an implied value of the Series B mandatorily redeemable convertible preferred stock at the date of the exchange of approximately $4.88 per common share equivalent.

  The Series B mandatorily redeemable convertible preferred stock was converted upon the closing of the initial public offering on October 24, 1995, into 825,660 and 1,341,331 shares of common stock, respectively. The notes were repaid in October 1995.

                              ETEC SYSTEMS, INC.

NOTE 4--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  As of July 31, 1995, the Company had issued and outstanding a total of 572,672 shares of mandatorily redeemable convertible preferred stock, par value $0.01 per share, as follows:

                                                               JULY 31,
                                                        -----------------------
                                                         1993    1994    1995
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
     Series B, 260,000 shares designated, issued and
      outstanding in 1993 and 1994; 365,641 shares
      designated, issued and outstanding at July 31,
      1995............................................. $33,323 $35,465 $48,172
     Series C, 86,400 shares designated, 81,278 shares
      issued and outstanding...........................  10,996  11,593  12,190
     Series D, 50,000 shares designated, issued and
      outstanding......................................     --    7,304   7,656
     Series E, 75,753 shares designated, issued and
      outstanding......................................     --      --    8,379
                                                        ------- ------- -------
                                                        $44,319 $54,362 $76,397
                                                        ======= ======= =======

  All of the series of mandatorily redeemable convertible preferred stock were converted upon completion of the initial public offering on October 24, 1995 into 11,747,057 common shares.

NOTE 5--STOCKHOLDERS' EQUITY:

 Warrants

  In fiscal 1992, in conjunction with the acquisition of the assets and liabilities of ATEQ Corporation, the Company issued warrants to purchase 67 and 2,159 shares of Series C mandatorily redeemable convertible preferred stock at an exercise price of $100 and $0.01 per share, respectively. Upon completion of the initial public offering these warrants were exchanged for warrants to purchase common stock. At April 30, 1996, 52 and 659 of these warrants are exercisable into 1,064 and 13,515 shares of Common Stock, respectively. These warrants expire on October 14, 1996 and on October 14, 2001, respectively.

  In February 1995, in conjunction with entering into a sale and leaseback agreement (Note 11), the Company issued the lessor a warrant to purchase 159,314 shares of the Company's Common Stock at $0.45 per share. Additionally, the Company issued to the bank providing mortgage financing to the lessor a warrant to purchase 53,104 shares of Common Stock at $0.45 per share. These warrants expire on November 15, 2003. The value assigned to these warrants is being amortized over the lease period, which is 15 years, and is not material.

  During fiscal 1992 and 1993, the Company issued warrants to Cigna to purchase 307,341 and 21,875 shares of the Company's common stock at $0.70 per share, respectively, in connection with its senior secured notes. During the nine months ended April 30, 1996, Cigna received the right to acquire 105,794 additional shares of Common Stock pursuant to the terms of the Warrant Agreement. Subsequently, in February 1996, 435,008 shares of Common Stock were issued upon exercise of such warrants for an aggregate exercise price of and proceeds to the Company in the amount of $230,000.

                              ETEC SYSTEMS, INC.

  Debt issuance costs in the amount of $1.1 million were recorded upon the issuance of warrants which are being amortized over the remaining term of the senior secured notes. During the second quarter of fiscal 1996, the Company made a $5.0 million prepayment on its outstanding debt resulting in the accelerated amortization of deferred financing costs and recognition of an extraordinary loss in the amount of $300,000.

  In fiscal 1995, the Company also issued a warrant to purchase 150,000 shares of the Company's Common Stock at an exercise price of $1.70 per share. (See
Note 10--Related Party Transactions.)

NOTE 6--INCOME TAXES:

  The components of income (loss) before provision for income taxes and minority interest are as follows:

                                                        YEAR ENDED JULY 31,
                                                      --------------------------
                                                        1993     1994     1995
                                                      --------  -------  -------
                                                           (IN THOUSANDS)
   Domestic.......................................... $(12,950) $  (353) $ 3,401
   Foreign...........................................    3,420    4,743    3,939
                                                      --------  -------  -------
                                                      $ (9,530) $ 4,390  $ 7,340
                                                      ========  =======  =======

The component of the provision for income taxes are as follows:

                                                        YEAR ENDED JULY 31,
                                                       ------------------------
                                                        1993    1994     1995
                                                       ------  -------  -------
                                                           (IN THOUSANDS)
   Current:
     U.S.............................................. $  --   $     5  $   200
     Foreign..........................................  2,046    2,359    2,481
     State............................................      1       55       50
                                                       ------  -------  -------
                                                        2,047    2,419    2,731
   Deferred:
     Foreign..........................................   (547)    (103)    (442)
                                                       ------  -------  -------
   Provision for income taxes......................... $1,500  $ 2,316  $ 2,289
                                                       ======  =======  =======

  The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate as follows (in thousands):

                                                             JULY 31,
                                                     -------------------------
                                                       1993     1994    1995
                                                     --------  ------- -------
                                                          (IN THOUSANDS)
   Tax provision (benefit) at U.S. statutory rate..  $ (3,240) $ 1,493 $ 2,496
   State income taxes, net of federal income tax
    benefit........................................       --        36      33
   Purchase accounting adjustments resulting from
    differences between tax basis and book basis of
    assets acquired................................     1,248      --      --
   Change in the valuation allowance...............     3,156      --   (1,182)
   Foreign earnings taxed at higher rates..........       336      644     700
   Alternative minimum tax and other...............       --       143     242
                                                     --------  ------- -------
     Total.........................................  $  1,500  $ 2,316 $ 2,289
                                                     ========  ======= =======

  The Company recorded a tax benefit of $11.1 million for the nine months ended April 30, 1996. The benefit reflects the release in the third fiscal quarter of $15.4 million of valuation allowances previously recorded against

                              ETEC SYSTEMS, INC.

the Company's deferred tax assets. Management's evaluation of the recoverability of the Company's deferred tax assets is based in part upon the current product backlog and its ability to increase manufacturing capacity. Management has fully reserved deferred tax assets which may be realized beyond the ensuing twelve-month period because of the uncertainty regarding their realization. The provision for income taxes for the nine months ended
April 30, 1996 otherwise includes taxes on foreign earnings as the Company continues to utilize net operating loss ("NOL") carryforwards in the U.S.

  The components of deferred taxes are as follows:

                                           JULY 31,
                                  ----------------------------     APRIL 30,
                                    1993      1994      1995       1996
                                  --------  --------  --------  -----------
                                                                (UNAUDITED)
                                              (IN THOUSANDS)
Current:
  Nondeductible accruals and
   reserves...................... $ 12,774  $ 12,547  $ 11,229    $14,762
  Uniform capitalization
   adjustment to inventory.......    1,121     1,542     1,536      1,667
  Revenue recognized for tax
   return purposes and deferred
   for financial statements......      893     1,028     2,031        324
  Net operating loss
   carryforward..................      --        --        --       9,552
  Valuation allowance............  (14,115)  (14,458)  (13,852)    (9,960)
                                  --------  --------  --------    -------
  Net current deferred tax asset.      673       659       944     16,345
                                  --------  --------  --------    -------
Noncurrent:
  Book depreciation in excess of
   tax depreciation..............    3,050     3,037     4,609      3,790
  Net operating loss
   carryforwards.................   21,482    21,228    14,743        --
  Other..........................      393       655     1,110        899
  Valuation allowance............  (24,644)  (24,522)  (19,907)    (4,134)
                                  --------  --------  --------    -------
  Net noncurrent deferred tax
   asset.........................      281       398       555        555
                                  --------  --------  --------    -------
    Net deferred tax asset....... $    954  $  1,057  $  1,499    $16,900
                                  ========  ========  ========    =======

  At April 30, 1996, the Company had NOL carryforwards for federal income tax purposes of approximately $27.3 million. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will expire at various dates through the year 2009. Additionally, under the Tax Reform Act of 1986, the amount of the benefit from NOL carryforwards may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. The completion of the Company's proposed public offering will result in a cumulative change in ownership of the Company in excess of 50% and as a consequence the utilization of NOLs will be subject to limitation.

NOTE 7--MINORITY INTEREST:

  In July 1991, the Company sold 225 newly-issued shares of common stock of its Japanese subsidiary (Etec Japan) for approximately $4.8 million and a note for $188,000. The minority holding represented approximately 18% of the outstanding shares of Etec Japan. Pursuant to the sale agreement, on July 31, 1995, minority stockholders were entitled to elect to have the Company repurchase their shares at the original purchase price plus interest which was defined in the agreement as being the Japanese bank long-term interest rate plus one percent.

  On July 31, 1995, the minority interest investors exchanged their minority interest in Etec Japan for 75,753 shares of Series E mandatorily redeemable convertible preferred stock and a payment to one of the holders, who is a director of the Company, of approximately $400,000 which was paid in the first quarter of

                              ETEC SYSTEMS, INC.

fiscal 1996. This transaction was accounted for under the purchase method of accounting resulting in the elimination of the minority liability and the creation of $350,000 of goodwill which is being amortized over seven years. There were no other significant effects from this transaction. Upon completion of the initial public offering, the 75,753 shares of Series E mandatorily redeemable convertible preferred stock were converted to 1,553,898 shares of common stock.

NOTE 8--RESEARCH, DEVELOPMENT AND ENGINEERING CONTRACTS:

  In November 1992, the Company entered into a cost reimbursement research and development contract with ARPA/NAVAIR under which the Company was entitled to receive approximately $22 million. In connection with this contract, funding in the amount of approximately $6.0 million, $10.3 million, $5.7 million and $5.7 million was recognized and billed during the years ended July 31, 1993, 1994 and 1995, and the nine months ended April 30, 1995. The Company did not receive any funding under this contract during the nine months ended April 30, 1996. The Company also received $400,000 from ARPA/NAVAIR under another contract during the year ended July 31, 1993. Costs incurred during each of these periods approximated billings and are included in research, development and engineering and general and administrative expenses.

  During the years ended July 31, 1993, 1994 and 1995, and the nine months ended April 30, 1996, the Company performed research and development under several cooperative development agreements. These agreements provide for payments upon the Company's achievement of specified milestones. Funding for these contracts was $4.6 million, $5.8 million and $1.6 million and $1 million and $725,000 during the years ended July 31, 1993, 1994 and 1995, and the nine months ended April 30, 1995 and 1996, respectively. Costs of approximately $12.8 million, $7.5 million and $3.8 million and $2.6 million and $2.9 million for these projects were included in research and development expense during the years ended July 31, 1993, 1994 and 1995, and the nine months ended
April 30, 1995 and 1996, respectively.

  Etec Polyscan, Inc. ("Etec Polyscan"), a wholly owned subsidiary of the Company, has a cost reimbursement research and development contract with the United States Department of Defense, Advanced Research Projects Agency ("ARPA"), pursuant to which Etec Polyscan is entitled to receive approximately $3.9 million. Funding is due in three phases with approximately $1.2 million, $1.4 million and $1.3 million being due for each of the respective phases. There are deliverables at the end of each phase. As of April 30, 1996. Etec Polyscan is in the process of completing phase I and had received approximately $1.2 million in funding and is awaiting approval from ARPA for phase II. Approximately $1.2 million in funding which had been received as of the date of the acquisition of Polyscan, Inc. has been deferred and is included in accrued and other liabilities. Since the date of the acquisition, the Company has incurred costs of $411,000 under this development contract.

  In February 1996, Etec Polyscan was authorized to proceed and incur costs of $207,000 by MCM-D Consortium in anticipation of the Consortium being awarded a contract to be funded by ARPA to develop technology for a large format maskless exposure system. As of April 30, 1996, no costs have been incurred under this agreement.

NOTE 9--EMPLOYEE BENEFIT PLANS:

 Employee Stock Option Plan

  Under the Company's 1990 Employee Stock Option Plan, options to purchase 600,000 shares of Common Stock may be granted. The plan provides that options may be granted at a price not less than the fair value of a share at the date of grant. Options generally vest annually over a four-year period and expire over terms not exceeding ten years.

                              ETEC SYSTEMS, INC.

  In fiscal 1994, the Company adopted the 1994 Employee Stock Option Plan. Under this plan, options to purchase 448,374 shares of Common Stock may be granted. This Plan provides that options may be granted at a price not less than the fair value of a share at the date of grant except in the case of employees owning more than 10 percent of the total combined voting of all classes of outstanding stock of the Company or any of its subsidiaries whereby the option price must be at least 110 percent of the fair market value. Options generally vest annually over a four-year period and expire over terms not exceeding 10 years.

  In fiscal 1995, the Company's Board of Directors approved the 1995 Omnibus Incentive Plan. Under this plan options to purchase 1,000,000 shares of Common Stock may be granted. Options vest annually over a period not to exceed five years and expire over terms not exceeding ten years, except that options granted to an employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company expire five years from the date of grant.

  In addition, the Company has granted options to purchase 39,403 shares of Common Stock under certain other option agreements.

 Executive Stock Plan

  Under the Company's 1990 Executive Stock Plan, options to purchase 884,959 shares of Common Stock may be granted. The Plan provides that options may be granted at a price not less than the fair value of a share at the date of grant. Options generally vest annually over a three-year period and expire over terms not exceeding ten years.

 Directors' Stock Option Plan

  In fiscal 1995, the Company adopted a 1995 Directors' Stock Option Plan. Under this plan options to purchase 150,000 shares of Common Stock may be granted. The plan provides that options may be granted at a price not less than the fair value of a share at the date of grant. Under this plan, each non-employee director will receive a one-time grant upon joining the Board of Directors and annual grants upon the anniversary of the initial grant. The initial grants vest in two installments, with half of the shares vesting six months after the grant date and the other half vesting on the first anniversary of the grant date. Annual grants vest on the first anniversary of the respective grant date.

 Employee Stock Purchase Plan

  In July 1995, the Company's Board of Directors approved the 1995 Employee Stock Purchase Plan. Under this plan, employees of the Company can purchase common stock through payroll deductions. A total of 500,000 shares have been reserved for issuance under this plan. As of April 30, 1996, 13,934 shares have been purchased under the Employee Stock Purchase Plan.

                              ETEC SYSTEMS, INC.

  A summary of activity for the Employee, Executive and Directors' Stock Option Plans follows:

                                           OPTIONS
                                          AVAILABLE     OPTIONS     EXERCISE
                                          FOR GRANT   OUTSTANDING     PRICE
                                          ----------  ----------- -------------
   Outstanding, July 31, 1992............    792,840     586,452         $ 0.45
                                          ----------   ---------  -------------
   Granted...............................   (244,187)    244,187         $ 0.45
   Canceled..............................     34,971     (34,971)        $ 0.45
   Exercised.............................        --       (1,473)        $ 0.45
                                          ----------   ---------  -------------
   Outstanding, July 31, 1993............    583,624     794,195         $ 0.45
   Granted............................... (1,011,527)  1,011,527         $ 0.45
   Canceled..............................    691,430    (691,430)        $ 0.45
   Repurchased...........................     89,446         --          $ 0.45
   Exercised.............................        --     (156,600)        $ 0.45
                                          ----------   ---------  -------------
   Outstanding, July 31, 1994............    352,973     957,692         $ 0.45
   Additional options authorized.........  1,150,000         --
   Granted...............................   (565,406)    565,406  $0.45- $ 5.40
   Canceled..............................     71,520     (71,520)        $ 0.45
   Repurchased...........................    107,415         --          $ 0.45
   Exercised.............................        --     (306,646)        $ 0.45
                                          ----------   ---------  -------------
   Outstanding, July 31, 1995............  1,116,502   1,144,932  $0.45- $ 5.40
   Granted...............................   (387,531)    387,531  $7.20- $17.88
   Canceled..............................     17,222     (17,222) $0.45- $13.75
                                                                  -------------
   Exercised.............................        --      (51,008)        $ 0.45
                                          ----------   ---------  -------------
   Outstanding, April 30, 1996...........    746,193   1,464,233  $0.45- $17.88
                                          ==========   =========  =============

  At July 31, 1994, July 31, 1995, and April 30, 1996 exercisable options were 404,925, 412,426 and 480,965 respectively.

 401(k) Plan

  On June 15, 1990, the Company adopted a 401(k) savings plan. The Plan covers all eligible employees with more than three months of service. The Company contributed $145,000, $151,000 and $173,000 to the Plan during the years ended July 31, 1993, 1994 and 1995, respectively and $127,000 and $133,000 during the nine months ended April 30, 1995 and 1996, respectively.

NOTE 10--RELATED PARTY TRANSACTIONS:

  In March 1990, the Company entered into an inventory component purchasing agreement with Grumman, one of the former holders of its Series B mandatorily redeemable convertible preferred shares, pursuant to which the Company committed to purchase specified quantities of components from Grumman upon achieving certain sales levels. In fiscal 1992, Grumman billed the Company $1.4 million under this agreement. The Company disputed the appropriateness of this billing, but paid Grumman $1.0 million in fiscal 1993. Grumman continued to maintain that the Company had not satisfied its obligations under the agreement. In fiscal 1995, the Company and Grumman entered into an agreement under which Grumman released the Company from all obligations under the 1990 inventory purchase agreement and the Company issued to Grumman a warrant to purchase 150,000 shares of the Company's Common Stock at an exercise price of $1.70 per share.

  The Company paid approximately $400,000, $1.8 million and $800,000 in fiscal 1993, 1994 and 1995, respectively, and $800,000 during the nine months ended April 30, 1995, for services provided in conjunction

                              ETEC SYSTEMS, INC.

with the research and development contract with ARPA/NAVAIR to a party which held shares of the Company's Series B and D mandatorily redeemable convertible preferred shares until October 1995, at which time all such shares were converted into shares of Common Stock. No such services were provided to the Company during the nine months ended April 30, 1996.

  In fiscal 1994, the Company purchased approximately $590,000 of pattern memory boards, beam sequencers and other related materials from a party which at that time held shares of the Company's Series B mandatorily redeemable convertible preferred stock.

  In fiscal 1995 and during the nine months ended April 30, 1996, the Company purchased masks for use by the Company in the development of new products for approximately $200,000 and $180,000, respectively from a party which held shares of the Company's Series B mandatorily redeemable convertible preferred stock until October 1995, at which time such shares were converted into Common Stock.

  Sales to related parties included in product and service revenue in fiscal 1993, 1994 and 1995 are approximately $15 million, $15 million and $13 million, respectively and $11 million and $6.2 million during the nine months ended April 30, 1995 and 1996, respectively.

  In fiscal 1994, a party which at the time held shares of the Company's Series B and D mandatorily redeemable convertible preferred stock canceled an order and the Company recognized approximately $500,000 in penalty cancellation fees; which is included in revenue for that period.

  At July 31, 1994, July 31, 1995, and April 30, 1996 included in accrued liabilities is approximately $3.5 million, $8.9 million and $11.4 million, respectively, due to a party which held shares of the Company's Series E mandatorily redeemable convertible preferred stock. The amount is due under a financing arrangement, whereby the holder provides interim financing of certain Japanese receivables between the date of billing and the date of collection from the customers of the Company. Amounts due bear interest at the U.S. prime rate plus 1.25% per annum, which at April 30, 1996 was 8.25%, when financing is received in the U.S. or the Japanese prime rate plus 1.25% per annum, which at April 30,1996 was 3.6%, when financing is received in Japan.

NOTE 11--COMMITMENTS AND CONTINGENCIES:

  In February 1995, the Company entered into a sale and leaseback agreement, pursuant to which the Company sold its office/manufacturing facilities (the "Property") located in Hayward, California for approximately $11.8 million and leased back the Property for an initial term of fifteen years, with options for four five-year renewals. Initial annual rental payments to the lessor are approximately $1.4 million for the first three years. At the end of the third, sixth, ninth and twelfth years, respectively, the rent will be adjusted by an amount based on any percentage increase in the Consumer Price Index for the preceding three years, with a cap of 12%. Under the terms of the lease, the Company is responsible for paying maintenance, insurance, taxes, and all other expenses associated with operating and maintaining the property. The Company recorded the transaction as a sale and deferred the gain on the sale which was approximately $7.0 million. This gain is being amortized over the fifteen year operating lease term. The agreement requires the Company to comply with certain financial covenants and to maintain a fixed charge coverage ratio of at least 1.5. At April 30, 1996, the Company was in compliance with these covenants.

                              ETEC SYSTEMS, INC.

  In addition, the Company leases certain other facilities and equipment under operating lease agreements. Rent expense under all operating leases for the years ended July 31, 1993, 1994 and 1995, was $2.1 million, $1.9 million and $2.6 million, respectively. Rent expense for the nine months ended April 30, 1996 was $2.6 million. Future minimum lease commitments excluding property taxes, maintenance and insurance under leases having initial or remaining terms in excess of one year agreements, are as follows (in thousands):

     April 30, 1996 through July 31, 1996.............................. $   879
       1997............................................................   3,378
       1998............................................................   2,783
       1999............................................................   2,549
       2000............................................................   1,905
       2001............................................................   1,523
       Thereafter......................................................  13,019
                                                                        -------
                                                                        $26,036
                                                                        =======

  In April 1996, the Company entered into an agreement with a contractor to construct a new facility at a cost not to exceed approximately $4.3 million.

  In April 1995, the Company signed an agreement with a distributor of the Company, under which Etec Japan assumed responsibility for sales, direct customer service and support for the Company's products in the Japanese market. As part of this agreement, the Company agreed to pay the distributor a percentage of revenue for each CORE and ALTA system sold in the defined sales territory for the next four years. In May 1996, the Company purchased approximately $1.1 million of the distributor's inventory. This amount is payable in equal installments over four quarters commencing in May 1996.

                               ETEC SYSTEMS, INC.

NOTE 12--GEOGRAPHIC REPORTING AND CUSTOMER CONCENTRATION:

                                              UNITED  JAPAN AND
                                              STATES  FAR EAST  EUROPE   TOTAL
                                              ------- --------- ------- -------
                                                       (IN THOUSANDS)
Net revenues to third parties:
  Year ended July 31, 1993
    Domestic................................. $24,091  $   --   $   --  $24,091
    Foreign..................................   7,552   21,477    5,462  34,491
                                              -------  -------  ------- -------
                                              $31,643  $21,477  $ 5,462 $58,582
                                              =======  =======  ======= =======
  Year ended July 31, 1994
    Domestic................................. $32,651  $   --   $   --  $32,651
    Foreign..................................   6,721   24,305    5,033  36,059
                                              -------  -------  ------- -------
                                              $39,372  $24,305  $ 5,033 $68,710
                                              =======  =======  ======= =======
  Year ended July 31, 1995
    Domestic................................. $33,342  $   --   $   --  $33,342
    Foreign..................................  13,353   31,057    5,164  49,574
                                              -------  -------  ------- -------
                                              $46,695  $31,057  $ 5,164 $82,916
                                              =======  =======  ======= =======
  Nine months ended April 30, 1995
   (unaudited)
    Domestic................................. $29,676  $   --   $   --  $29,676
    Foreign..................................   8,748   18,738    3,883  31,369
                                              -------  -------  ------- -------
                                              $38,424  $18,738  $ 3,883 $61,045
                                              =======  =======  ======= =======
  Nine months ended April 30, 1996 (unau-
   dited)
    Domestic................................. $22,812  $   --   $   --  $22,812
    Foreign..................................  17,605   53,605    4,013  75,223
                                              -------  -------  ------- -------
                                              $40,417  $53,605  $ 4,013 $98,035
                                              =======  =======  ======= =======

                            YEAR ENDED JULY 31,     NINE MONTHS ENDED APRIL 30,
                          ------------------------- ---------------------------
                            1993     1994    1995       1995           1996
                          --------  ------- ------- -------------  -------------
                                                            (UNAUDITED)
                                             (IN THOUSANDS)
Operating income (loss):
  United States.........  $ (8,153) $ 4,377 $ 7,415 $       5,494  $       5,485
  Japan and Far East....     3,216    4,456   3,975         4,163          4,729
  Europe................       498      743      13          (180)           188
                          --------  ------- ------- -------------  -------------
  Total.................  $ (4,439) $ 9,576 $11,403 $       9,477  $      10,402
                          ========  ======= ======= =============  =============

                                                        JULY 31,
                                                     ---------------  APRIL 30,
                                                      1994    1995      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
                                                           (IN THOUSANDS)
Identifiable assets:
  United States..................................... $40,744 $51,736  $117,626
  Japan and Far East................................  18,371  30,577    37,421
  Europe............................................   3,667   3,671     2,435
                                                     ------- -------  --------
  Total............................................. $62,782 $85,984  $157,482
                                                     ======= =======  ========

                              ETEC SYSTEMS, INC.

                                                             NINE MONTHS
                                YEAR ENDED JULY 31,        ENDED APRIL 30,
                                ------------------------   -----------------
                                 1993     1994     1995     1995      1996
                                ------   ------   ------   -------   -------
                                                             (UNAUDITED)
Customers comprising 10% or
 more of the Company's total
 revenue for the periods
 indicated:
  A............................     18%       9%      14%       17%        5%
  B............................     14%       7%      14%       16%       19%
  C............................     14%      12%       4%        4%        9%
  D............................      8%      13%       2%        2%        1%
  E............................     12%       2%      12%       14%       18%

NOTE 13--POLYSCAN ACQUISITION (UNAUDITED):

  On June 27, 1995, the Company entered into a loan agreement with Polyscan, Inc. ("Polyscan"), whereby the Company provided financing to Polyscan. The loan bore interest at prime plus 3% and the balance of $1.8 million was due on January 31, 1996. During February 1996, Polyscan repaid $600,000 to the Company.

  On February 5, 1996, Etec Polyscan acquired substantially all of the assets and certain specified liabilities of Polyscan in exchange for 350,000 shares of the Company's Common Stock with a market value of $3.5 million. Etec Polyscan will retain 175,000 of the Company's common shares issued until up to February 5, 1998 to provide payment for any liability of Polyscan or the Polyscan shareholders (which was not assumed by Etec Polyscan as part of the acquisition) or any adjustment of the purchase price. On February 5, 1996, Polyscan's obligation to repay the outstanding loan in the amount of approximately $1.2 million was assumed by Etec Polyscan.

  The purchase price for book purposes was allocated by the Company approximately as follows (in thousands):

   Inventory..........................................................  $   733
   Other current assets...............................................       69
   Other assets.......................................................       65
   In-process technology..............................................    6,269
   Accounts payable and accrued expenses (includes note payable to the
    Company)..........................................................   (3,636)
                                                                        -------
     Total acquisition costs..........................................  $ 3,500
                                                                        =======

  The excess of the purchase price over the fair market value of the net tangible assets was allocated to in-process technology purchase which, because of the uncertainty as to realization, the Company wrote off in fiscal 1996.

  The operating results of this acquisition are included in the Company's consolidated results of operations from the date of acquisition. The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at August 1, 1994, after giving effect to certain adjustments, including interest income on the Polyscan loan and the increase in common equivalent shares outstanding. Additionally, the 1996 pro forma information excludes a $6.3 million write-off of in-process technology acquired. Polyscan's results included in the pro forma presentation for the year ended July 31, 1995 and the nine months ended April 30, 1996 are for the twelve months ended June 30, 1995 and for the period from July 1, 1995 through January 31, 1996, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition taken place at the beginning of the periods presented or the results which may occur in the future.

                              ETEC SYSTEMS, INC.

                                                  YEAR ENDED   NINE MONTHS ENDED
                                                 JULY 31, 1995  APRIL 30, 1996
                                                 ------------- -----------------
Net income (in thousands).......................    $8,170          $27,192
Net income per common share.....................    $ 0.54          $  1.51

NOTE 14--SUBSEQUENT EVENTS (UNAUDITED):

  On May 24, 1996, the Company entered into a $30.0 million financing facility with a major financial institution, which includes a $20.0 million two-year revolving credit facility and a $10.0 million three-year term note. Indebtedness under the revolving credit facility and term note will be unsecured and will bear interest at the London Interbank Offered Rate plus 1.25%. The London Interbank Offered Rate was 5.5% on May 30, 1996. The terms of the financing facility will require the Company to comply with certain financial and restrictive covenants, including maintenance of certain financial ratios and minimum net worth criteria, restrictions on the incurrence of indebtedness and certain dividend restrictions. On May 31, 1996, the Company drew down the $10.0 million term note to prepay in full its 10.65% senior secured notes. As a result of the early extinguishment of the senior secured notes, the Company will record an extraordinary charge of approximately $600,000 in the fourth quarter of fiscal 1996, related to the accelerated amortization of financing costs. The term note is payable in equal quarterly installments over the next three years.

  In the fourth quarter of 1996, the Company entered into an equity investment agreement whereby in exchange for $10.0 million, the Company will issue shares of common stock. The number of shares will be determined based on the price to the public of this offering or, should the offering not be completed, at the average closing price of the Company's Common Stock for the 15 trading days preceding the date of the agreement. Additionally, the Company agreed to issue warrants equal to 15% of the number of shares purchased at an exercise price equal to the price of the shares purchased. Such warrants only become exercisable if the investor purchases products and services that exceed certain thresholds from the Company over the succeeding four years or upon the occurrence of certain other conditions. The Company estimates that the value of the warrants will be approximately $600,000 and will be amortized to cost of sales as product purchases are made by the investor in future periods.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Polyscan, Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations and accumulated deficit, and of cash flows present fairly, in all material respects, the financial position of Polyscan, Inc. (a company in the development stage) at March 31, 1995, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles use and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

  As explained in note 1, on February 5, 1996, substantially all of the assets and certain specified liabilities of the Company were sold to Etec Polyscan, Inc., a wholly owned subsidiary of Etec Systems, Inc., in exchange for 350,000 common shares of Etec Systems, Inc.

Price Waterhouse LLP

San Jose, California
February 5, 1996

                                 POLYSCAN, INC.

                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                 BALANCE SHEETS

                     AT MARCH 31, 1995 AND JANUARY 31, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                MARCH 31, 1995 JANUARY 31, 1996
                                                -------------- ----------------
                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash.........................................    $    63         $     6
  Accounts receivable..........................         14             --
  Inventory....................................        515             723
  Prepaid expenses and other current assets....         55              65
                                                   -------         -------
    Total current assets.......................        647             794
Property, plant and equipment, net.............         90             100
                                                   -------         -------
                                                   $   737         $   894
                                                   =======         =======
LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of obligations under
   capital leases..............................    $    31         $    39
  Note payable.................................         95           1,262
  Accounts payable.............................        194             133
  Accrued and other liabilities................      1,829           2,189
                                                   -------         -------
    Total current liabilities..................      2,149           3,623
Long-term obligations under capital leases,
 less current maturities.......................         37              46
                                                   -------         -------
    Total liabilities..........................      2,186           3,669
                                                   -------         -------
Commitments and Contingencies (Notes 8 and 9)
Common stockholders' deficit:
  Common Stock, no par value; 4,000,000 shares
   authorized; 1,920,000 issued and outstanding
   shares......................................        --              --
  Accumulated deficit..........................     (1,449)         (2,775)
                                                   -------         -------
    Total common stockholders' deficit.........     (1,449)         (2,775)
                                                   -------         -------
                                                   $   737         $   894
                                                   =======         =======

   The accompanying notes are an integral part of these financial statements.

                                 POLYSCAN, INC.

                      (A COMPANY IN THE DEVELOPMENT STAGE)

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                       FOR THE YEAR ENDED MARCH 31, 1995

             FOR THE PERIOD FROM APRIL 1, 1995 TO JANUARY 31, 1996

    FOR THE PERIOD FROM INCEPTION (MAY 27, 1993) THROUGH TO JANUARY 31, 1996
                                 (IN THOUSANDS)

                                                                 PERIOD FROM
                                                                  INCEPTION
                                                TEN MONTH      (MAY 27, 1993)
                                YEAR ENDED     PERIOD ENDED        THROUGH
                              MARCH 31, 1995 JANUARY 31, 1996 JANUARY 31, 1996)
                              -------------- ---------------- -----------------
                                               (UNAUDITED)       (UNAUDITED)
Operating expenses:
  Research, development and
   engineering...............    $    881        $    848           $1,729
  Selling, general and
   administrative............         568             684            1,252
  Insurance settlement.......         --             (276)            (276)
                                 --------        --------          -------
                                    1,449           1,256            2,705
                                 --------        --------          -------
Interest expense.............         --               70               70
Net loss.....................      (1,449)         (1,326)          (2,775)
Accumulated deficit, begin-
 ning of period..............         --           (1,449)             --
                                 --------        --------          -------
Accumulated deficit, end of
 period......................    $ (1,449)       $ (2,775)         $(2,775)
                                 ========        ========          =======


   The accompanying notes are an integral part of these financial statements.

                                 POLYSCAN, INC.

                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENTS OF CASH FLOWS

                       FOR THE YEAR ENDED MARCH 31, 1995

             FOR THE PERIOD FROM APRIL 1, 1995 TO JANUARY 31, 1996
                                 (IN THOUSANDS)

                                                                PERIOD FROM
                                                                 INCEPTION
                                                TEN MONTH      (MAY 27, 1993)
                                YEAR ENDED     PERIOD ENDED       THROUGH
                              MARCH 31, 1995 JANUARY 31, 1996 JANUARY 31, 1996
                              -------------- ---------------- ----------------
                                               (UNAUDITED)      (UNAUDITED)
Cash flows from operating
 activities:
  Net loss...................    $(1,449)        $(1,326)         $(2,775)
  Adjustments to reconcile
   net loss to net cash
   provided by (used in)
   operating activities:
    Write-off of in-process
     technology acquired.....         95             --                95
    Depreciation.............         30              28               58
    Changes in assets and
     liabilities:
      Accounts receivable....        (14)             14              --
      Inventory..............       (515)           (208)            (723)
      Prepaid expenses and
       other current assets..        (55)            (10)             (65)
      Accounts payable.......        195             (61)             134
      Accrued and other
       liabilities...........      1,829             360            2,189
                                 -------         -------          -------
      Net cash provided by
       (used in) operating
       activities............        116          (1,203)          (1,087)
                                 -------         -------          -------
Cash flows from financing
 activities:
  Payment of obligations
   under capital leases......        (54)            (21)             (75)
  Repayment of note from
   shareholder...............        --              (95)             (95)
  Proceeds from note payable.        --            1,862            1,862
  Repayment of note payable
   using insurance proceeds
   received..................        --             (600)            (600)
                                 -------         -------          -------
Net cash (used in) provided
 by financing activities.....        (54)          1,146            1,092
                                 -------         -------          -------
Net change in cash and cash
 equivalents.................         62             (57)               5
Cash at beginning of the
 period......................          1              63                1
                                 -------         -------          -------
Cash at the end of period....    $    63         $     6          $     6
                                 =======         =======          =======
Supplemental disclosure of
 non-cash investing and
 financing activities:
Equipment acquired under
 capital leases..............    $    88         $    38          $   126
                                 =======         =======          =======
Acquisition of technology in
 exchange for note payable...    $    95                          $    95
                                 =======                          =======

   The accompanying notes are an integral part of these financial statements.

                                POLYSCAN, INC.

                     (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

  Polyscan, Inc. ("Polyscan") was incorporated in Arizona on May 27, 1993 and commenced development activities on April 1, 1994. Since commencing activities Polyscan has been principally involved in research and development related to direct write laser beam products, market analysis and other business planning activities. Polyscan has had no revenue from product sales and since inception has incurred net losses. Because Polyscan was in development stage at March 31, 1995, and at January 31, 1996, the accompanying financial statements should not be regarded as typical for normal operating periods.

  On February 5, 1996, Etec Polyscan, Inc. ("Etec Polyscan"), a wholly-owned subsidiary of Etec Systems, Inc. ("Etec"), acquired substantially all of the assets of Polyscan and certain specified liabilities in exchange for 350,000 common shares of Etec with a deemed market value of $3.5 million. The financial information presented in these financial statements is based on historical cost and does not give consideration to the adjustments that will result from Etec Polyscan's acquisition.

 Inventory

  Inventory is stated at the lower of cost or market, with cost being determined under the first-in, first-out method.

 Depreciation and Amortization

  Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is four years. Assets held under capital leases are amortized using the straight-line method over the shorter of the estimated useful life of three to five years or the term of the related lease.

 Research, Development and Engineering

  Research, development and engineering costs are expensed as incurred. As more fully described in Note 5, Polyscan is party to a research and development contract which provides for partial funding of certain research, development and engineering costs. Amounts funded under this contract are being recognized using the completed contract method.

 Income Taxes

  Polyscan accounts for income taxes in accordance with the liability approach.

 Interim Results and Period From Inception (May 27, 1993) through January 31, 1996 (Unaudited)

  The accompanying balance sheet at January 31, 1996 and the related statements of operations and accumulated deficit and cash flows for the ten-month period ended January 31, 1996 and for the period from inception (May 27, 1993) through January 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results for the interim period. The results of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the year ending March 31, 1996.

                                POLYSCAN, INC.

                     (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--BALANCE SHEET COMPONENTS

                                                           MARCH 31, JANUARY 31,
                                                             1995       1996
                                                           --------- -----------
                                                                     (UNAUDITED)
                                                              (IN THOUSANDS)
   Inventory:
     Purchased parts......................................  $   89     $  302
     Work-in-process......................................     426        421
                                                            ------     ------
                                                            $  515     $  723
                                                            ======     ======
   Property plant and equipment:
     Machinery and equipment..............................  $  120     $  158
     Less accumulated depreciation........................     (30)       (58)
                                                            ------     ------
                                                            $   90     $  100
                                                            ======     ======
   Accrued and other liabilities:
     Customer advances....................................  $  523     $  621
     Accrued employee costs...............................     104         60
     Government contract advances.........................   1,202      1,202
     Other accrued liabilities............................     --         306
                                                            ------     ------
                                                            $1,829     $2,189
                                                            ======     ======

  At March 31, 1995 and January 31, 1996, $88,000 and $126,000, respectively, of machinery and equipment was held under capital leases. Depreciation for such leases was $20,000 for the year ended March 31, 1995 and $19,000 for the ten month period ended January 31, 1996.

NOTE 3--DEBT

  On June 27, 1995, Polyscan entered into a loan agreement with Etec whereby Etec provided financing to Polyscan up to a maximum of $925,000. On August 16, 1995, Etec increased the maximum amount of financing available to Polyscan to approximately $1.8 million. The loan bore interest at prime plus 3% and was due on January 31, 1996. The loan was secured by all of the assets of Polyscan and the shares of the major shareholders. On January 31, 1996, Etec increased the maximum amount of financing available to Polyscan to approximately $2.4 million. On January 31, 1996, Polyscan repaid $600,000 of the outstanding loan. On February 5, 1996, the outstanding loan in the amount of approximately $1.2 million was assumed by Etec Polyscan (See Note 1.)

NOTE 4--INCOME TAXES

                                                                    MARCH 31,
                                                                       1995
                                                                  --------------
                                                                  (IN THOUSANDS)
   Deferred tax assets:
    Net operating loss carryforwards............................      $ 242
    Reserve for future losses on development contract...........        244
    Other reserves..............................................        --
                                                                      -----
                                                                        486
                                                                      -----
    Less: valuation allowance...................................       (486)
                                                                      -----
                                                                      $ --
                                                                      =====

                                POLYSCAN, INC.

                     (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Polyscan established a full valuation allowance against the deferred tax assets due to the uncertainty of their realization. At March 31, 1995, Polyscan had net operating loss carryforwards for federal income tax purposes of approximately $700,000. These carryforwards, if not utilized to offset future taxable income and income taxes payable, will expire through the year 2008. Additionally, under the Tax Reform Act of 1986, the amount of the benefit from net operating loss carryforwards may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period.

NOTE 5--RESEARCH, DEVELOPMENT AND ENGINEERING CONTRACTS

  In May 1994, Polyscan entered into a cost reimbursement research and development contract with the Advanced Research Projects Agency ("ARPA"), pursuant to which Polyscan is entitled to receive approximately $3.9 million. Funding is due in three phases with approximately $1.2 million, $1.4 million and $1.3 million being due for each of the respective phases. There are deliverables at the end of each phase. However, Polyscan is under no obligation to complete all of the phases provided that it terminates the arrangement prior to commencement and receipt of funding for a respective phase. Polyscan is in the process of completing Phase I and as of March 31, 1995 had received approximately $1.2 million in funding. Polyscan has deferred this funding received and this amount is included in accrued and other liabilities. At March 31, 1995, Polyscan anticipated that it would incur a loss of approximately $719,000 in order to satisfy its obligations under Phase I of the contract which it has accrued.

NOTE 6--RELATED PARTY TRANSACTIONS

  In April 1994, one of the founders of Polyscan who is a majority shareholder, contributed certain intellectual property to Polyscan in exchange for a note for approximately $95,000. This note was paid in July 1995. The statement of operations for the year ended March 31, 1995 includes a charge of $95,000 for the write off of this purchased in-process technology.

NOTE 7--INSURANCE REFUND

  During the ten months ended January 31, 1996, Polyscan experienced business interruptions as a result of a flood, and received approximately $329,000 in payments under its business interruption insurance policy. The payments of $240,000 and $89,000 have been recorded as reductions in research, development and engineering, and selling, general and administrative expenses, respectively.

  On January 31, 1996 Polyscan received a $600,000 payment in settlement of its claims for damages incurred as a result of the flood. Approximately $142,000 of the settlement covered damaged inventory and approximately $182,000 of the settlement represents an amount that has been delineated to make certain leasehold improvements to its current facility. Under the settlement, Polyscan was required to utilize the entire $182,000 by March 24, 1996, or refund the shortfall. As of March 24, 1996, the entire amount had been utilized. The remaining amount of $276,000 represents a general insurance payment covering interruptions and has been reflected as income in the ten month period ended January 31, 1996 statement of operations and accumulated deficit.

NOTE 8--COMMITMENTS

  Polyscan leases its facilities and certain equipment under cancelable operating lease agreements. Rent expense under all operating leases for the year ended March 31, 1995 and the period ended January 31,

                                POLYSCAN, INC.

                     (A COMPANY IN THE DEVELOPMENT STAGE)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

1996 was approximately $145,000 and $126,000, respectively. Future minimum lease commitments under all of these agreements, excluding property taxes and insurance, are as follows:

                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
                                                                 (IN THOUSANDS)
   Two months ending March 31, 1996...........................   $  43    $ 17
   Years ending March 31:
   1997.......................................................     130      40
   1998.......................................................     125      34
   1999.......................................................     114      11
   2000.......................................................     114     --
   Thereafter.................................................      57     --
                                                                 -----    ----
     Total minimum payments...................................   $ 583     102
                                                                 =====
   Less: imputed interest.....................................             (17)
                                                                          ----
   Present value of minimum lease payments....................              85
   Less: current maturities...................................             (39)
                                                                          ----
   Long-term lease obligations, less current maturities.......            $ 46
                                                                          ====

  Polyscan is in the process of designing and manufacturing a tool for two customers that paid Polyscan deposits. These deposits have been deferred and are included in accrued and other liabilities in the amount of $523,000 and $621,000 at March 31, 1995 and January 31, 1996, respectively. Polyscan has expensed all design costs to date with respect to developing these tools. On September 1, 1995, one of the customers attempted to cancel its purchase order and made a demand for the return of its tendered progress payments. In February 1996, Polyscan refunded both customer deposits without further obligation to either customer.

NOTE 9--LITIGATION

  Polyscan is involved in various litigation matters and potential claims which management believes, based on facts presently known, will not have a material adverse effect on the results of operations of Polyscan.

                              ETEC SYSTEMS, INC.

                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                  (UNAUDITED)

  On February 5, 1996, Etec Polyscan, Inc. a wholly-owned subsidiary of Etec Systems, Inc. ("the Company") acquired substantially all of the assets, properties and businesses of Polyscan, Inc. ("Polyscan") and assumed certain specified liabilities of Polyscan in exchange for 350,000 common shares of the Company.

  The following unaudited pro forma consolidated statements of operations give effect to the acquisition as if it had occurred on August 1, 1994, by consolidating the results of operations of the Company and Polyscan for the year ended July 31, 1995 and for the nine months ended April 30, 1996. The pro forma adjustments include elimination of all intercompany transactions and the increase in common equivalent shares outstanding.

  No pro forma balance sheet as of April 30, 1996 has been presented because the acquisition took place on February 5, 1996 and consequently the effect of the acquisition is already reflected in the Company's balance sheet as of April 30, 1996.

  The unaudited pro forma consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operating results.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes of the Company.

                              ETEC SYSTEMS, INC.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                       FOR THE YEAR ENDED JULY 31, 1995
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                            HISTORICAL POLYSCAN(A) ADJUSTMENTS     PRO FORMA(D)
                            ---------- ----------- -----------     ------------
Revenue:
 Products.................   $ 51,395   $    --       $--            $ 51,395
 Services.................     31,521        --        --              31,521
                             --------   --------      ----           --------
                               82,916        --        --              82,916
                             --------   --------      ----           --------
Cost of revenue:
 Cost of products.........     27,015        --        --              27,015
 Cost of services.........     20,604        --        --              20,604
                             --------   --------      ----           --------
                               47,619        --        --              47,619
                             --------   --------      ----           --------
Gross profit..............     35,297        --        --              35,297
                             --------   --------      ----           --------
Operating expenses:
 Research, development and
  engineering.............     10,497      1,225       --              11,722
 Selling, general and
  administrative..........     13,397        535       --              13,932
                             --------   --------      ----           --------
                               23,894      1,760       --              25,654
                             --------   --------      ----           --------
Income (loss) from
 operations...............     11,403     (1,760)      --               9,643
Interest expense..........     (4,238)        (2)        2 (b)(c)      (4,238)
Other income (expense),
 net......................        175        --         (6)(c)            169
                             --------   --------      ----           --------
Income (loss) before
 provision for income
 taxes and minority
 interest.................      7,340     (1,762)       (4)             5,574
Provision for income
 taxes....................      2,289        --        --               2,289
Minority interest in
 earnings of subsidiary...        527        --        --                 527
                             --------   --------      ----           --------
Income (loss) before
 extraordinary item.......      4,524     (1,762)       (4)             2,758
Extraordinary gain on
 early extinguishment of
 debt.....................      5,412        --        --               5,412
                             --------   --------      ----           --------
Net income (loss).........      9,936     (1,762)       (4)             8,170
Accretion of mandatorily
 redeemable convertible
 preferred stock..........      3,092        --        --               3,092
                             --------   --------      ----           --------
Net income (loss)
 attributable to Common
 Stockholders.............   $  6,844   $ (1,762)     $ (4)          $  5,078
                             ========   ========      ====           ========
Per share data:
 Income before
  extraordinary item......   $   0.31                                $   0.18
 Extraordinary gain.......       0.37                                    0.36
                             --------                                --------
                             $   0.68                                $   0.54
                             ========                                ========
Weighted average common
 shares...................     14,594                  350             14,944
                             ========                 ====           ========

- --------
(a)  Polyscan amounts are for the twelve months ended June 30, 1995.
(b) To adjust Polyscan's interest expense on the note payable to the Company from $2 for the year ended June 30, 1995 to $6 for the twelve months ended July 31, 1995.
(c) To eliminate the interest expense on the note between Polyscan and the Company.
(d) The pro forma information does not reflect a one-time charge for in-process technology write-off of $6.3 million which is directly attributable to the transaction that was charged to expense in the quarter ended April 30, 1996.

                               ETEC SYSTEMS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

              FOR THE PERIOD FROM AUGUST 1, 1995 TO APRIL 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                 HISTORICAL POLYSCAN(A) ADJUSTMENTS   PRO FORMA
                                 ---------- ----------- -----------   ---------
Revenue:
 Products......................   $ 73,983    $  --       $   --      $ 73,983
 Services......................     24,052       --           --        24,052
                                  --------    ------      -------     --------
                                    98,035       --           --        98,035
                                  --------    ------      -------     --------
Cost of revenue:
 Cost of products..............     37,606       --           --        37,606
 Cost of services..............     16,794       --           --        16,794
                                  --------    ------      -------     --------
                                    54,400       --           --        54,400
                                  --------    ------      -------     --------
Gross profit...................     43,635       --           --        43,635
                                  --------    ------      -------     --------
Operating expenses:
 Research, development and
  engineering..................     11,991       607          --        12,598
 Write-off of in-process
  technology acquired..........      6,269       --        (6,269)(c)      --
 Selling, general and
  administrative...............     14,973       524          --        15,497
                                  --------    ------      -------     --------
                                    33,233     1,131       (6,269)      28,095
                                  --------    ------      -------     --------
Income (loss) from operations..     10,402    (1,131)       6,269       15,540
Interest expense...............     (1,462)      (68)          68 (b)   (1,462)
Other income (expense), net....      2,143       276          (68)(b)    2,351
                                  --------    ------      -------     --------
Income (loss) before income tax
 (benefit) and extraordinary
 item..........................     11,083      (923)       6,269       16,429
Income tax (benefit)...........    (11,063)      --           --       (11,063)
                                  --------    ------      -------     --------
Net income (loss) before
 extraordinary item............     22,146      (923)       6,269       27,492
Extraordinary item.............       (300)      --           --          (300)
                                  --------    ------      -------     --------
                                    21,846      (923)       6,269       27,192
Accretion of mandatorily
 redeemable convertible
 preferred stock...............      1,078       --           --         1,078
                                  --------    ------      -------     --------
Net income (loss) attributable
 to Common Stockholders........   $ 20,768    $ (923)     $ 6,269     $ 26,114
                                  ========    ======      =======     ========
Per share data:
 Income before extraordinary
  item.........................   $   1.25                            $   1.53
 Extraordinary item............      (0.02)                              (0.02)
                                  --------                            --------
                                  $   1.23                            $   1.51
                                  ========                            ========
Weighted average common shares.     17,750                    246       17,996
                                  ========                =======     ========

- --------
(a) Polyscan amounts are for the period from July 1, 1995 through January 31, 1996.
(b) To eliminate the interest expense on the note between Polyscan and the Company.
(c) To reverse one-time charge to write-off in-process technology acquired.

                           [GRAPHICS: See Appendix]

                           [GRAPHICS: See Appendix]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      PAYABLE BY
                                                                      REGISTRANT
                                                                      ----------
      SEC registration fee..........................................   $ 44,236
      National Association of Securities
       Dealers, Inc. filing fee.....................................     13,461
      Blue Sky fees and expenses....................................      5,000
      Accounting fees and expenses..................................     75,000
      Legal fees and expenses.......................................    100,000
      Printing and engraving expenses...............................    100,000
      Registrar and Transfer Agent's fees...........................      5,000
      Miscellaneous fees and expenses...............................     57,303
                                                                       --------
        Total.......................................................   $400,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 78.751 of the Nevada General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article Eleventh of the Registrant's Restated Articles of Incorporation and Article VII of the Registrant's By-Laws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Nevada General Corporation Law. The Registrant has also entered into agreements with its directors and executive officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers to the fullest extent not prohibited by law.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Between July 31, 1992 and April 30, 1996, the Registrant issued 515,727 shares of its Common Stock to employees and consultants all at an exercise price of $.45, for an aggregate consideration of $232,077. The Registrant relied on the exemption provided for by Rule 701 under the Act and Section 4(2) of the Act.

  In December 1993, the Company amended a 10.65% Senior Secured Note which was originally issued in November 1991 to Cigna and simultaneously issued warrants to purchase 21,875 shares of Common Stock to Cigna. The issuance of the Note and warrants were qualified in California by permit dated December 17, 1991. The Registrant relied on the exemption provided by Section 4(2) of the Act.

  In January 1994, the Registrant issued 50,000 shares of its Series D Preferred Stock to IBM in exchange for $5 million of principal and $2 million in interest on the 12% Amended and Restated Senior Subordinated Note originally issued in 1990 to IBM. The Registrant relied on the exemption provided by Section 4(2) of the Act.

  In January 1995, the Registrant issued warrants to purchase 159,314 shares of Common Stock at an exercise price of $0.45 per share to the purchaser and landlord of its Hayward facility as a part of consideration for the purchase proceeds and lease agreement. The Registrant simultaneously issued warrants to purchase 53,104 shares of Common Stock to a bank that provided financing for the purchaser and landlord. The Registrant relied on the exemption provided by
Section 4(2) of the Act.

  In January 1995, the Registrant amended the 10.65% Senior Secured Note, which was originally issued to Cigna in November 1991 and subsequently amended in 1993. The Registrant relied on the exemption provided by Section 4(2) of the Act.

  In April 1995, the Registrant issued to Grumman a warrant to purchase 150,000 shares of Common Stock pursuant to a Settlement Agreement. The Registrant relied on the exemption provided by Section 4(2) of the Act.

  In July 1995, the Registrant issued to the investors in Etec Japan 75,753 shares of its Series E Preferred Stock in consideration of the minority interest in Etec Japan. The Registrant relied on Section 4(2) of the Act.

  In July 1995, the Registrant issued 105,641 shares of Series B Preferred Stock to the holders of the Registrant's subordinated notes in exchange for $19.7 million of the principal and accrued interest of the senior subordinated notes. Simultaneously, the Registrant issued a 12% Subordinated note and a 10.3% subordinated note to IBM and Perkin-Elmer. The Registrant relied on
Section 4(2) of the Act.

  In February 1996, the Registrant issued 329,216 shares of Common Stock to Cigna upon exercise of a warrant for an aggregate purchase price of $230,000 and issued an additional 105,704 shares of Common Stock which at the time of the Registrant's initial public offering became issuable in connection with the exercise of warrants pursuant to certain provisions of Cigna's warrant agreement. The Registrant relied upon the exemption provided by Section 4(2) of the Act.

  In February 1996, the Registrant issued 350,000 shares of Common Stock to the stockholders of Polyscan, Inc. in exchange for substantially all of the assets of Polyscan, Inc. The Registrant relied on Section 4(2) of the Act.

  The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates and warrants issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
 1.1     Form of Underwriting Agreement. (Previously filed).
 2.1**** Agreement and Plan of Reorganization among the Registrant, Etec
         Polyscan, Inc., Polyscan, Inc. and the shareholders of Polyscan, Inc.
         dated January 30, 1996.
 3.1**   Seventh Amended and Restated Articles of Incorporation.
 3.2***  Bylaws of the Registrant, as amended.
 5.1     Opinion of Pillsbury Madison & Sutro LLP. (Previously filed).

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
 10.1*   1990 Stock Plan of Registrant.
 10.2*   1990 Executive Stock Plan of Registrant.
 10.3*   1994 Employee Stock Option Plan of Registrant.
 10.4*   1995 Omnibus Incentive Plan of Registrant.
 10.5*   1995 Employee Stock Purchase Plan of Registrant.
 10.6*   1995 Directors' Stock Option Plan of Registrant.
 10.7*   Senior Management Incentive Plan of Registrant.
 10.8*   Lease Agreement dated February 1, 1995 by and between Registrant and
         ESI(CA) QRS 12-6, Inc.
 10.9*   Lease Agreement between Beaverton-Redmond Tech Properties and ATEQ
         Corporation dated June 18, 1985, as amended May 15, 1987 and September
         20, 1989.
 10.12*  Note Purchase Agreement between Registrant and Cigna dated as of
         November 15, 1991, as amended May 28, 1993, December 31, 1993 and
         January 2, 1995.
 10.11*  Warrant Agreement between Registrant and Cigna dated as of November
         15, 1991, as amended April 1, 1995.
 10.12*  Series C Shareholders' Rights Agreement by and among the Registrant and Certain Former Holders of Capital Stock of ATEQ Corporation and
         Warrants to Purchase Capital Stock of ATEQ Corporation dated as of
         November 8, 1991, as amended December 1991 and January 14, 1994.
 10.13*  Exchange Agreement dated January 14, 1994 between IBM and Registrant.
 10.14+* EBES Information Agreement dated October 1, 1975 between Western
         Electric Company, Inc. and Etec, as amended April 1, 1976, August 3,
         1976, July 1, 1980, November 22, 1983 and December 20, 1983.
 10.14*  Consent to Assignment by AT&T to assignment by Perkin-Elmer to Etec of the EBES Information Agreement dated October 1, 1975 between Western
         Electric Company, Inc. and Etec.
 10.15*  Excess Cash Sharing Agreement dated January 2, 1995, between Cigna,
         IBM, Perkin-Elmer and the Registrant.
 10.16*  Senior Subordinated Debt Restructuring Agreement dated January 2, 1995 among the Registrant and IBM and Perkin-Elmer.
 10.17*  Senior Subordinated Debt Exchange Agreement dated as of July 31, 1995 among the Registrant and IBM and Perkin-Elmer.
 10.18*  Letter Agreement between Grumman and Registrant dated April 26, 1995.
 10.19*  Non-statutory Stock Option Agreement by and between Catherine P.
         Goodrich and the Company dated as of December 6, 1994, as amended July
         18, 1995.
 10.20*  Consulting Agreement between the Registrant and Charles E. Minihan dated March 8, 1995.
 10.21*  Agreement on Officers Retirement between the Registrant and John
         Suzuki dated as of
         January 25, 1994.
 10.22*  Form of Indemnity Agreements.
 10.23*  Amendment to Senior Subordinated Debt Exchange Agreement Amended and
         Restated Loan and Security Agreement between the Registrant and
         Polyscan, Inc. dated as of August 16, 1995.
 10.24*  Registration Rights Agreement of the Registrant dated August 29, 1995.
 10.25*  First Amendment to Excess Cash Sharing Agreement dated August 15, 1995
         (including Registrant's 12% Senior Subordinated Note and 10.3% Senior
         Subordinated Note).
 10.26*  Note Purchase Agreement between Cigna and the Registrant, as amended through Fourth Amendment and Waiver Agreement dated August 15, 1995.
 10.27   Amendment Three dated April 3, 1996 to Lease Agreement dated June 18,
         1985 and as amended May 15, 1987 and September 20, 1989 between
         Beaverton-Redmond Tech Properties and the Registrant. (Previously
         filed).

  EXHIBIT
  NUMBER   DESCRIPTION OF DOCUMENT
  -------  -----------------------
 10.28**** Registration Rights Agreement dated as of February 5, 1996 among the
           Registrant, Polyscan, Inc. and the stockholders of Polyscan, Inc.
 10.29     Letter Agreement dated January 25, 1996 between Registrant and Cigna amending and modifying certain obligations under the Note Purchase
           Agreement and Excess Cash Sharing Agreement with Cigna. (Previously filed).
 10.30     Form of Investor Agreement between the Registrant and Intel
           Corporation. (Previously filed).
 10.31     Credit Agreement among Registrant and the Lenders named therein and
           ABN-AMRO Bank, N.V. as agent for Lenders, dated May 24, 1996.
           (Previously filed).
 11.1      Statement of computation of earnings per share. (Previously filed).
 16.1*     Letter from former independent accountant.
 23.1      Consent of Price Waterhouse LLP (see Page II-7).
 23.2      Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
           (Previously filed).
 24.1      Power of Attorney. (Previously filed).
 27        Financial Data Schedules. (Previously filed).

- --------
* Incorporated herein by reference to Registrant's Registration Statement on Form S-1 (File No. 33-95648).
** Incorporated herein by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 27, 1995.
*** Incorporated herein by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 1996.
**** Incorporated herein by reference to Exhibits 2.1 and 2.2, respectively, to Registrant's Current Report on Form 8-K dated February 5, 1996.
+    Confidential treatment has been previously granted.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on the 19th day of June, 1996.

                                     Etec Systems, Inc.

                                     By        /s/ Philip J. Koen, Jr.
                                        ----------------------------------------
                                                   PHILIP J. KOEN, JR.
                                         VICE PRESIDENT, CHIEF FINANCIAL OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                NAME                             TITLE                    DATE
                ----                             -----                    ----
                 *                   President, Chief Executive
- ------------------------------------  Officer (Principal             June 19, 1996
         STEPHEN E. COOPER            Executive Officer) and
                                      Chairman of the Board

     /s/ Philip J. Koen, Jr.          Vice President, Chief
- ------------------------------------   Financial Officer             June 19, 1996
        PHILIP J. KOEN, JR.            (Principal Financial
                                       Officer)

                 *                   Controller (Principal
- ------------------------------------  Accounting Officer)            June 19, 1996
           EDWARD QUIGLEY

                                     Director
- ------------------------------------
         EDWARD L. GELBACH

                 *                   Director
- ------------------------------------                                 June 19, 1996
       CATHERINE P. GOODRICH

                NAME                             TITLE                    DATE
                ----                             -----                    ----

                 *                   Director                        June 19, 1996
- ------------------------------------
            JACK H. KING

                 *                   Director                        June 19, 1996
- ------------------------------------
           JOHN MCBENNETT

                 *                   Director                        June 19, 1996
- ------------------------------------
            JOHN SUZUKI

                 *                   Director                        June 19, 1996
- ------------------------------------
        THOMAS MICHAEL TRENT

                 *                   Director                        June 19, 1996
- ------------------------------------
          ROBERT L. WEHRLI

*By     /s/ Philip J. Koen, Jr.
  ----------------------------------
        PHILIP J. KOEN, JR.
          ATTORNEY-IN-FACT

                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our reports dated August 21, 1995 relating to the consolidated financial statements of Etec Systems, Inc., and dated February 5, 1996 relating to the financial statements of Polyscan, Inc., which appear in such Prospectus. We also consent to the references to us under the headings "Experts" and "Selected Consolidated Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Consolidated Financial Data."

PRICE WATERHOUSE LLP

San Jose, California

June 19, 1996

                            GRAPHICS APPENDIX LIST

ETEC REGISTRATION STATEMENT

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
- --------------     -------------------------------
INSIDE COVER       GRAPHIC 1:   Header at top of page: "ETEC. Etec Systems is
OF PROSPECTUS      the leader in electron beam and laser beam pattern generation equipment for the semiconductor industry." Below, picture of a photomask with caption to right, "High-precision masks produced by Etec's mask pattern generation equipment are used to image integrated circuit patterns onto semiconductor wafers."

INSIDE COVER       GRAPHIC 2:  Picture of a MEBES 4500 from the above with a
OF PROSPECTUS      caption on left, "The MEBES 4500's ultra-precision stage
                   moves and positions the mask under the electron beam as the beam writes the pattern on the mask." Below, footer at the bottom of the page:

                   "IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

INSIDE FLAP        GRAPHIC 3:  Header at top of page: "ETEC. The Role of Masks
OF PROSPECTUS      in Semiconductor Manufacturing." Below, picture of an ALTA
                   3000 from front with caption to left "Circuit layer design data" and caption below "Etec Pattern generation tool.
                   Semiconductor manufacturing begins with the creation of a mask. Circuit design data, up to one giga byte per layer, is fed into Etec's MEBES, ALTA or CORE

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
- --------------     -------------------------------
                   tools, which write an image of one layer of the circuit onto the mask."

INSIDE FLAP        GRAPHIC 4: Picture of integrated circuit from side and
OF PROSPECTUS      enlarged, caption below "Packaged integrated circuit," and captions to the right "Testing, dicing and packaging" and "The process is completed by testing, dicing and packaging the individual integrated circuits."

INSIDE FLAP        GRAPHIC 5: Picture of Semiconductor wafer, round and
OF PROSPECTUS      enlarged from above with caption below, "Wafer with completed circuits."

INSIDE FLAP        GRAPHIC 6: Schematic picture of design writing process
OF PROSPECTUS      with grid representing circuit design with caption below
                   "Circuit design written on mask."

INSIDE FLAP        GRAPHIC 7: Picture of photo mask with caption below,
OF PROSPECTUS      "Mask."

INSIDE FLAP        GRAPHIC 8: Picture of photholitography stepper machine in
OF PROSPECTUS      schematic with captions below" Wafer stepper photolithography tool" and "The wafer stepper uses the mask like a photographic negative to rapidly make numerous repetitive images of the circuit pattern on the wafer. The stepper transfers light through the mask onto photoresist that is spread over the surface of the wafer. Those areas of the photoresist that have been exposed to light are dissolved by chemical developers, and the exposed areas of the layer under the resist are then etched."

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
- --------------     -------------------------------
INSIDE FLAP        GRAPHIC 9: Schematic picture of light bulb above a mask above
OF PROSPECTUS      a wafer and flow chart with arrows from "Deposition" to
                   "Etch" with captions to left, "Lithography: Circuit layer pattern exposed on wafer" and below "A different mask is required for each layer of the integrated circuit. Successive steps of deposition, lithography and etch build layers of patterns that make up a single semiconductor."

  35 GRAPHIC 10: Schematic diagram of boxes with arrows describing the semiconductor manufacturing process.


  40 GRAPHIC 11: Schematic drawing of MEBES system with inset diagrams of electronics console and utility console.


  42 GRAPHIC 12: Schematic drawing of ALTA system from above and to the side.


  44               GRAPHIC 13: Schematic drawing of electron-beam column.


  45               GRAPHIC 14: Schematic drawing of laser beam system.

BACK INSIDE        GRAPHIC 15: Photograph of MEBES 4500 with header on page,
COVER              "Etec Pattern Generation Equipment" and below "The MEBES (R)
                   4500 is an electron beam tool designed for 0.35 micron production requirements and pilot production of 0.25 micron semiconductor devices. This tool operates at 160 megahertz with a

PAGE REFERENCE     DESCRIPTION OF OMITTED GRAPHICS
- --------------     -------------------------------
                   beam spot size as small as 0.08 micron."

INSIDE BACK        GRAPHIC 16:  Photograph of CORE system
COVER

INSIDE BACK        GRAPHIC 17:  Photograph of ALTA 3000

BACK COVER         GRAPHIC 18:  Photograph of laser component.